 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 28, 1998

                                                REGISTRATION NO. 333-66175
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                               MONSANTO COMPANY
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     2800                    43-0420020
     (STATE OR OTHER           (PRIMARY STANDARD            (IRS EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                           R. WILLIAM IDE III, ESQ.
                               MONSANTO COMPANY
                            800 N. LINDBERGH BLVD.
                              ST. LOUIS, MO 63167
                                (314) 694-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                        REGISTRANT'S PRINCIPAL OFFICES)

                                --------------

                                  COPIES TO:
    BARBARA L.         R. SCOTT FALK,       SAM D. CHAFETZ,LOUIS BEGLEY, ESQ.
  BLACKFORD, ESQ.           ESQ.                 ESQ.          DEBEVOISE &
 MONSANTO COMPANY     KIRKLAND & ELLIS      WARING COX, PLC     PLIMPTON
 800 N. LINDBERGH      200 E. RANDOLPH        50 N. FRONT   875 THIRD AVENUE
       BLVD.                DRIVE            STREET, #1300 NEW YORK, NY 10022
   ST. LOUIS, MO      CHICAGO, IL 60601    MEMPHIS, TN 38103
       63167

                                --------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement, but not earlier than the date of the meeting of the stockholders of Delta and Pine Land Company, a Delaware corporation ("Delta Pine"), referred to herein.

  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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


                             October 29, 1998

Dear Delta and Pine Land Company Stockholder:

  You are invited to attend a Special Meeting (the "Special Meeting") of stockholders of Delta and Pine Land Company ("Delta Pine") to be held at 10:00 a.m., local time, on November 30, 1998, at the Peabody Hotel, 149 Union Avenue, Memphis, Tennessee 38103.

  Delta Pine and Monsanto Company ("Monsanto") have entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Delta Pine will merge with and into Monsanto (the "Merger"). At the Special Meeting, you will be asked to approve the Merger Agreement. Pursuant to the terms of the Merger Agreement, each share of Delta Pine common stock, par value $0.10 per share ("Delta Pine Common Stock"), issued and outstanding immediately prior to the effective time of the Merger (other than shares owned by Monsanto, Delta Pine or their respective subsidiaries) will be converted into 0.8625 validly issued, fully paid and nonassessable shares of Monsanto common stock, par value $2.00 per share. Cash will be paid in lieu of fractional shares.

  ONLY HOLDERS OF DELTA PINE COMMON STOCK AS OF THE RECORD DATE FOR THE SPECIAL MEETING ARE ENTITLED TO VOTE AT THE SPECIAL MEETING.

  The effect of your approval of the Merger Agreement will be to enable Delta Pine to complete the Merger, assuming all other conditions to the consummation of the Merger are satisfied. Enclosed with this letter are a Notice of the Special Meeting and a Proxy Statement/Prospectus containing detailed information concerning the Merger. We urge you to read all of this material carefully.

  THE DELTA PINE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS IN FURTHERANCE OF AND CONSISTENT WITH ITS LONG-TERM BUSINESS STRATEGIES AND IS IN THE BEST INTERESTS OF THE HOLDERS OF SHARES OF DELTA PINE COMMON STOCK. ACCORDINGLY, THE DELTA PINE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MERGER AGREEMENT AT THE SPECIAL MEETING.

  YOUR VOTE IS VERY IMPORTANT. PLEASE MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE PREPAID ENVELOPE AS SOON AS POSSIBLE, EVEN IF YOU PLAN TO ATTEND THE MEETING. IF YOU HAVE ANY QUESTIONS REGARDING THE PROPOSED MERGER, PLEASE CALL THE VICE PRESIDENT, FINANCE OF DELTA PINE AT (601) 742-4000.

  We look forward to seeing you at the meeting.

                                   Sincerely,

                                   /s/           Roger D. Malkin
                                   --------------------------------------------
                                                 Roger D. Malkin
                                             Chief Executive Officer

Delta and Pine Land Company
One Cotton Row
Scott, Mississippi 38772
601-742-4000 (phone); 601-742-3795 (fax)

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON NOVEMBER 30, 1998

Dear Stockholder:

  A Special Meeting (the "Special Meeting") of stockholders of Delta and Pine Land Company ("Delta Pine") is scheduled to be held at the Peabody Hotel, 149 Union Avenue, Memphis, Tennessee 38103, at 10:00 a.m., local time, on November 30, 1998 to consider and vote upon the Agreement and Plan of Merger by and between Delta Pine and Monsanto Company ("Monsanto"), dated as of May 8, 1998 (the "Merger Agreement"), included as Appendix A to the accompanying Proxy Statement/Prospectus, which provides for the merger of Delta Pine with and into Monsanto (the "Merger").

  APPROVAL OF THE MERGER AGREEMENT BY THE STOCKHOLDERS OF DELTA PINE IS A CONDITION TO THE CONSUMMATION OF THE MERGER.

  The Delta Pine Board of Directors has fixed the close of business on October 26, 1998 as the record date for the determination of Delta Pine stockholders entitled to notice of and to vote at the Special Meeting. A list of the stockholders of record of Delta Pine on the close of business on October 26, 1998 will be available, at least ten days prior to the date of the Special Meeting, for inspection by Delta Pine stockholders at the offices of Waring Cox, PLC, 50 North Front Street, Memphis, Tennessee 38103 (telephone number:
(901) 543-8000) during regular business hours.

  The approval of the Merger Agreement requires the affirmative vote of a majority of the votes eligible to be cast on the proposal. THE DELTA PINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT.

  Enclosed with this Notice of Special Meeting is a Delta Pine/Monsanto Proxy Statement/Prospectus containing detailed information concerning the Merger. We urge you to read all of this material carefully.

  YOUR VOTE IS VERY IMPORTANT. PLEASE MARK, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE PREPAID RETURN ENVELOPE, EVEN IF YOU EXPECT TO ATTEND THE SPECIAL MEETING. IF YOU SIGN AND RETURN YOUR PROXY CARD WITHOUT SPECIFYING THE MANNER IN WHICH YOU WOULD LIKE YOUR SHARES TO BE VOTED, IT WILL BE UNDERSTOOD THAT YOU WISH TO HAVE YOUR SHARES VOTED FOR APPROVAL OF THE MERGER AGREEMENT. YOU MAY REVOKE YOUR PROXY BY SIGNING AND RETURNING A LATER DATED PROXY WITH RESPECT TO THE SAME SHARES, BY FILING WITH THE SECRETARY OF DELTA PINE A DULY EXECUTED REVOCATION, OR BY ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON (ALTHOUGH ATTENDANCE AT THE SPECIAL MEETING WILL NOT IN AND OF ITSELF CONSTITUTE A REVOCATION OF YOUR PROXY).

                                          By order of the Delta Pine Board of
                                           Directors,

                                          /s/       Jerome C. Hafter
                                          -------------------------------------
                                                    Jerome C. Hafter
                                                        Secretary

October 29, 1998

                          DELTA AND PINE LAND COMPANY
                                PROXY STATEMENT
                                      FOR
                      THE SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD NOVEMBER 30, 1998
                                      AND
                          MONSANTO COMPANY PROSPECTUS

  This Proxy Statement/Prospectus (this "Proxy Statement/Prospectus") is being furnished to stockholders of Delta and Pine Land Company, a Delaware corporation ("Delta Pine"), in connection with the solicitation of proxies by the Delta Pine Board of Directors for use at the Special Meeting (the "Special Meeting") of stockholders of Delta Pine, including any adjournments or postponements thereof. The Special Meeting is scheduled to be held on November 30, 1998, at 10:00 a.m., local time, at the Peabody Hotel, 149 Union Avenue, Memphis, Tennessee 38103.

  At the Special Meeting, the stockholders of Delta Pine will be asked to consider and vote upon a proposal to adopt the Agreement and Plan of Merger by and between Delta Pine and Monsanto Company, a Delaware corporation ("Monsanto"), dated as of May 8, 1998 (the "Merger Agreement"), that provides, among other things, for the merger of Delta Pine with and into Monsanto, with Monsanto as the surviving entity, on the terms described in this Proxy Statement/Prospectus (the "Merger"). Pursuant to the terms of the Merger, each outstanding share of the common stock, $0.10 par value per share, of Delta Pine (the "Delta Pine Common Stock") (other than shares owned by Monsanto, Delta Pine or their respective subsidiaries) will be converted into 0.8625 shares (the "Merger Consideration") of the common stock, par value $2.00 per share, of Monsanto (the "Monsanto Common Stock") and cash in lieu of fractional shares. Adoption of the proposal to approve the Merger Agreement by the stockholders of Delta Pine is a condition to the obligations of Monsanto and Delta Pine to consummate the Merger. See "THE MERGER AGREEMENT--Conditions to the Merger; Governmental Regulatory Approvals."

  Monsanto has filed a registration statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), covering the shares of Monsanto Common Stock issuable in the Merger to stockholders of Delta Pine. This Proxy Statement/Prospectus also constitutes the Prospectus of Monsanto filed as part of the Registration Statement. Monsanto will also file with the Commission a registration statement on Form S-8 covering the shares of Monsanto Common Stock issuable upon exercise of stock options of Delta Pine which, pursuant to the terms of the stock option plans and agreements under which they were granted, will constitute fully vested options to purchase shares of Monsanto Common Stock following the Merger.

  Listed for trading on the New York Stock Exchange ("NYSE") are the Monsanto Common Stock under the symbol "MTC" and the Delta Pine Common Stock under the symbol "DLP". On May 8, 1998, the last trading day prior to the date the proposed Merger was publicly announced, the last sales prices of Monsanto Common Stock and Delta Pine Common Stock, as reported on the NYSE, were $53.50 and $52.75 per share, respectively. On October 27, 1998, the last trading day preceding the day before the date of this Proxy Statement/Prospectus, the last sales prices of Monsanto Common Stock and Delta Pine Common Stock, as reported on the NYSE, were $37.44 and $30.88 per share, respectively. For a description of Monsanto Common Stock, see "DESCRIPTION OF MONSANTO CAPITAL STOCK" and "COMPARATIVE RIGHTS OF COMMON STOCK". Delta Pine stockholders are urged to obtain current market quotations for Monsanto Common Stock and Delta Pine Common Stock.

  This Proxy Statement/Prospectus, the accompanying form of proxy and the other enclosed documents are first being mailed to stockholders of Delta Pine on or about October 29, 1998.

NEITHER THE MERGER NOR THE SECURITIES TO BE ISSUED IN THE MERGER HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The date of this Proxy Statement/Prospectus is October   , 1998.

  NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY MONSANTO OR DELTA PINE. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, NOR DOES IT CONSTITUTE THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF MONSANTO OR DELTA PINE SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

  Monsanto and Delta Pine are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by Monsanto and Delta Pine with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning Monsanto and Delta Pine may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Certain of such reports, proxy and information statements and other information filed by Monsanto and Delta Pine are also available on the Internet at the Commission's world wide web site at http://www.sec.gov.

  Monsanto has filed the Registration Statement with the Commission with respect to the Monsanto Common Stock to be issued in connection with the Merger. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. Such additional information may be obtained from the Commission as set forth above. Statements contained in this Proxy Statement/Prospectus or in any document incorporated by reference in this Proxy Statement/Prospectus, as to the contents of any contract or other document referred to herein, or therein, are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission by Monsanto (Commission File No. 1-2516) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

    1. Monsanto Annual Report on Form 10-K for the year ended December 31,
  1997;

    2. Monsanto Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

    3. Monsanto Quarterly Report on Form 10-Q for the quarter ended June 30,
  1998;

    4. Monsanto Current Reports on Form 8-K for events dated January 23, 1998, May 31, 1998, October 13, 1998 and October 19, 1998 and filed on January 23, June 1, 1998, October 13, 1998 and October 19, 1998, respectively;

    5. Monsanto Proxy Statement, dated April 24, 1998, relating to the 1998 Annual Meeting of Monsanto shareowners; and

    6. The description of Monsanto's preferred share purchase rights associated with the Monsanto Common Stock contained in Monsanto's Registration Statement on Form 8-A filed on January 31, 1990, as amended by the Form 8-A/A filed on August 3, 1998 and by the Form 8-A/A filed October 20, 1998.

  The following documents filed with the Commission by Delta Pine (Commission File No. 000-21788) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

    1. Delta Pine Annual Report on Form 10-K for the fiscal year ended August 31, 1997;

    2. Delta Pine Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1997;

    3. Delta Pine Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 1998;

    4. Delta Pine Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 1998;

    5. Delta Pine Current Report on Form 8-K for an event dated May 8, 1998 and filed on May 14, 1998; and

    6. Delta Pine Proxy Statement dated January 15, 1998 for annual meeting held February 26, 1998, pp. 4 and 5.

  All documents and reports filed by Monsanto and Delta Pine pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such document so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

  This Proxy Statement/Prospectus incorporates certain documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available, without charge, to any person, including any beneficial owner, to whom this Proxy Statement/Prospectus is delivered, on written or oral request, within one business day of such request, in the case of documents relating to Monsanto, to Monsanto Company, 800 N. Lindbergh Blvd., St. Louis, Missouri 63167 (telephone number: (314) 694-1000), Attention: Investor Relations; or, in the case of documents relating to Delta Pine, to Delta and Pine Land Company, One Cotton Row, Scott, Mississippi 38772 (telephone number: (601) 742-4000), Attention: Vice President, Finance. In order to ensure timely delivery of the documents prior to the Special Meeting, requests should be made by November 16, 1998.

  All information contained or incorporated by reference in this Proxy Statement/Prospectus relating to Monsanto has been supplied by Monsanto, and all such information relating to Delta Pine has been supplied by Delta Pine.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
SUMMARY....................................................................   1
  The Companies............................................................   1
  The Merger Agreement.....................................................   1
  Effect of the Merger.....................................................   1
  The Special Meeting......................................................   2
  Opinions of Financial Advisor to Delta Pine..............................   2
  Effective Time of the Merger.............................................   3
  Interests of Certain Persons in the Merger...............................   3
  Conditions to the Merger.................................................   3
  Termination of the Merger Agreement; Termination Fee.....................   3
  Termination Option Agreement; Antitakeover Protections...................   3
  No Stockholder Rights of Appraisal.......................................   4
  Certain U.S. Federal Income Tax Consequences.............................   4
  Accounting Treatment.....................................................   4
  Other Significant Considerations.........................................   4
  Merger Consideration.....................................................   5
SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION....................   5
  Monsanto Historical Financial Information................................   5
  Delta Pine Historical Financial Information..............................   6
  Equivalent and Comparative Per Share Data................................   7
  Significant Events Affecting Historical Financial Trends.................   8
  Comparative Stock Prices.................................................  10
FORWARD-LOOKING STATEMENTS.................................................  11
THE SPECIAL MEETING........................................................  11
  Matters to Be Considered at the Special Meeting..........................  11
  Votes Required...........................................................  11
  Voting of Proxies........................................................  12
  Revocability of Proxies..................................................  12
  Record Date; Stock Entitled to Vote; Quorum..............................  12
  No Appraisal Rights......................................................  12
  Solicitation of Proxies; General.........................................  12
  Holders of Delta Pine Common Stock Should Not Send Stock Certificates....  13
  Accountants..............................................................  13
THE MERGER.................................................................  13
  General..................................................................  13
  Background of the Merger.................................................  13
  Recommendation of the Delta Pine Board of Directors; Reasons for the
   Merger..................................................................  17
  Opinions of Financial Advisor............................................  19
  Certain U.S. Federal Income Tax Consequences.............................  27
  Accounting Treatment.....................................................  28
  Other Significant Considerations.........................................  28
  Interests of Certain Persons in the Merger...............................  29
  New York Stock Exchange Listing..........................................  29
  Delisting and Deregistration of Delta Pine Common Stock..................  29

THE MERGER AGREEMENT........................................................  30
  Terms of the Merger.......................................................  30
  Certain Adjustments.......................................................  30
  Other Adjustments to Exchange Ratio.......................................  31
  Surrender and Payment.....................................................  31
  Fractional Shares.........................................................  32
  Conditions to the Merger; Governmental Regulatory Approvals...............  33
  Representations and Warranties............................................  33
  Conduct of Business Pending the Merger....................................  34
  Delta Pine Stock Options and Warrants.....................................  34
  No Solicitation...........................................................  34
  Indemnification...........................................................  35
  Termination...............................................................  35
  Termination Fees..........................................................  35
  Fees and Expenses.........................................................  36
  Amendment.................................................................  36
  Resales; Affiliates.......................................................  36
  Termination Option Agreement..............................................  36
UNAUDITED SUPPLEMENTAL PRO FORMA INFORMATION................................  38
DESCRIPTION OF MONSANTO CAPITAL STOCK.......................................  39
  General...................................................................  39
  Monsanto Common Stock.....................................................  39
  Monsanto Preferred Stock..................................................  40
  Description of Rights.....................................................  40
  Transfer Agent and Registrar..............................................  40
COMPARATIVE RIGHTS OF COMMON STOCK..........................................  41
LEGAL OPINIONS..............................................................  46
EXPERTS.....................................................................  47
STOCKHOLDER PROPOSALS.......................................................  47
APPENDIX A
  AGREEMENT AND PLAN OF MERGER.............................................. A-1
APPENDIX B
  OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED............. B-1

                                    SUMMARY

  The following is a summary of certain information contained elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this Proxy Statement/Prospectus and the Appendices hereto. As used herein, unless the context otherwise requires, "Monsanto" means Monsanto Company and its consolidated subsidiaries and "Delta Pine" means Delta and Pine Land Company and its consolidated subsidiaries.

  Stockholders of Delta Pine are urged to read this Proxy Statement/Prospectus and the Appendices hereto in their entirety. Stockholders should also carefully consider the information set forth below under the heading "Other Significant Considerations".

THE COMPANIES

  Monsanto. Monsanto is a life sciences company, committed to finding solutions to the growing global needs for food and health by applying advanced bioscience and biotechnology to agriculture, nutrition and health. Monsanto and its subsidiaries manufacture and sell high-value agricultural products, pharmaceuticals and food ingredients. Monsanto was incorporated in 1933 under Delaware law and is the successor to a Missouri corporation, Monsanto Chemical Works, organized in 1901. Monsanto's principal executive offices are located at 800 N. Lindbergh Blvd., St. Louis, Missouri 63167, its telephone number is
(314) 694-1000 and its Internet address is http://www.monsanto.com.

  Delta Pine. Delta Pine and its subsidiaries are primarily engaged in the breeding, production, conditioning and marketing of proprietary varieties of cotton planting seed in the United States and other cotton producing nations. Delta Pine also breeds, produces, conditions and distributes soybean planting seed in the United States. Delta Pine is the successor to a cotton seed breeding and producing business founded in 1911 and is incorporated in Delaware. Its principal executive offices are located at One Cotton Row, Scott, Mississippi 38772, and its telephone number is (601) 742-4000.

THE MERGER AGREEMENT

  Delta Pine and Monsanto have entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Delta Pine will merge with and into Monsanto (the "Merger"), with all outstanding shares of Delta Pine Common Stock (other than shares owned by Monsanto, Delta Pine or their respective subsidiaries) being converted into shares of Monsanto Common Stock. See "Effect of the Merger" below, and "THE MERGER AGREEMENT".

  The Merger Agreement is attached as Appendix A to this Proxy
Statement/Prospectus. Delta Pine stockholders are urged to read the Merger Agreement in its entirety.

EFFECT OF THE MERGER

  The Merger Agreement provides that, upon the terms and subject to the conditions contained therein, Delta Pine will be merged with and into Monsanto at the effective time of the Merger (the "Effective Time"), and Monsanto will continue as the surviving corporation. Subject to certain provisions described herein and in the Merger Agreement, each share of Delta Pine Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned by Monsanto, Delta Pine or their respective subsidiaries) will be converted into 0.8625 validly issued, fully paid and nonassessable shares of Monsanto Common Stock (the "Merger Consideration"). See "THE MERGER AGREEMENT-- Terms of the Merger". Cash will be paid in lieu of fractional shares of Monsanto Common Stock.

  Immediately prior to the Effective Time, there will be approximately 604,018,438 shares of Monsanto Common Stock outstanding, assuming no shares of Monsanto Common Stock are issued in connection with any acquisitions and no options to purchase Monsanto Common Stock are exercised between the date hereof and the Effective Time. In such case, immediately following the Effective Time, there will be approximately 635,600,396 shares of Monsanto Common Stock outstanding. The shares of Monsanto Common Stock issued to stockholders of Delta Pine pursuant to the Merger Agreement will comprise approximately 4.97% of the total number of shares of Monsanto Common Stock outstanding after the Merger (or approximately 5.39%, assuming exercise of all options to purchase Delta Pine Common Stock exercisable within 60 days of the record date for the Special Meeting), and assuming no other changes in the number of outstanding shares of Delta Pine Common Stock or Monsanto Common Stock during the period prior to the Effective Time.

THE SPECIAL MEETING

  Time, Date and Place. The Special Meeting will be held at 10:00 a.m., local time, on November 30, 1998, at the Peabody Hotel, 149 Union Avenue, Memphis, Tennessee 38103.

  Matters to be Considered at the Special Meeting. At the Special Meeting, holders of Delta Pine Common Stock will be asked to consider and vote upon a proposal to approve the Merger Agreement, a conformed copy of which appears as Appendix A to this Proxy Statement/Prospectus. APPROVAL OF THE MERGER AGREEMENT BY THE DELTA PINE STOCKHOLDERS IS A CONDITION TO CONSUMMATION OF THE MERGER.

  Votes Required. Each holder of Delta Pine Common Stock is entitled to one vote per share held of record on the record date. The presence, in person or by properly executed proxy, of the holders of a majority of the shares of Delta Pine Common Stock outstanding on the record date is necessary to constitute a quorum at the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Delta Pine Common Stock is required to adopt the Merger Agreement. See "THE SPECIAL MEETING--Votes Required". Consummation of the Merger does not require any vote by the holders of Monsanto Common Stock.

  Record Date. The record date for the determination of holders of Delta Pine Common Stock entitled to notice of and to vote at the Special Meeting was at the close of business on October 26, 1998. On that date, there were 38,394,541 shares of Delta Pine Common Stock outstanding.

  Recommendation of the Delta Pine Board of Directors. The Delta Pine Board of Directors has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated thereby, and unanimously recommends that Delta Pine stockholders vote in favor of the Merger Agreement at the Special Meeting. The Monsanto Board of Directors also has unanimously approved and adopted the Merger Agreement.

OPINIONS OF FINANCIAL ADVISOR TO DELTA PINE

  Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") has acted as financial advisor to Delta Pine in connection with the Merger. On May 6, 1998, Merrill Lynch delivered its oral opinion (which was subsequently confirmed in a written opinion dated May 8, 1998) to the Delta Pine Board of Directors that, on the basis of and subject to the matters set forth therein, as of the date thereof, the Merger Consideration was fair from a financial point of view to the Delta Pine stockholders (other than Monsanto and its affiliates). Merrill Lynch subsequently confirmed its original opinion by delivering to the Delta Pine Board of Directors its restated written opinion dated October 23, 1998, that, on the basis of and subject to the matters set forth therein, as of the date thereof, the Merger Consideration was fair from a financial point of view to the Delta Pine stockholders (other than Monsanto and its affiliates). A copy of the restated opinion (the "Restated Opinion") of Merrill Lynch, which sets forth the assumptions made, matters considered and the scope of review undertaken in connection therewith, is attached to this Proxy Statement/Prospectus as Appendix B and is incorporated herein by reference. Stockholders of Delta Pine should read the Merrill Lynch opinion in its entirety. See "THE MERGER--Opinions of Financial Advisor" and Appendix B.

EFFECTIVE TIME OF THE MERGER

  The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or such later date as is specified in such Certificate of Merger (the "Effective Time"). The filing of the Certificate of Merger will occur as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement. See "THE MERGER AGREEMENT--Conditions to the Merger; Governmental Regulatory Approvals".

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Various executives and key employees of Delta Pine will enter into employment and non-competition agreements with Monsanto upon the effectiveness of the Merger, which agreements will provide for either uniform retention bonuses or uniform severance benefits in the event their employment with Monsanto is involuntarily or constructively terminated without cause. In addition, directors, certain officers and certain key employees of Delta Pine hold options to purchase Delta Pine Common Stock, the vesting of which options will be accelerated upon the consummation of the Merger. See "THE MERGER--Interests of Certain Persons in the Merger".

CONDITIONS TO THE MERGER

  The obligations of Monsanto and Delta Pine to consummate the Merger are subject to various conditions, including, among other things, obtaining the approval of the Delta Pine stockholders, the authorization for listing on the NYSE of the shares of Monsanto Common Stock issuable pursuant to the Merger Agreement, and the expiration or termination of the applicable waiting period under applicable antitrust law. See "THE MERGER AGREEMENT--Conditions to the Merger; Governmental Regulatory Approvals".

TERMINATION OF THE MERGER AGREEMENT; TERMINATION FEE

  The Merger Agreement may be terminated prior to the Effective Time under certain circumstances, including, among other things, (i) by either Monsanto or Delta Pine if the Merger has not been effected prior to the close of business on June 30, 1999 (or December 31, 1999, under certain circumstances), (ii) by Monsanto if Delta Pine stockholder approval is not obtained, (iii) by Monsanto if the Delta Pine Board of Directors withdraws or modifies its recommendation of the Merger, (iv) by Monsanto if any person other than certain permitted acquirors acquire 15% or more of the Delta Pine Common Stock, or (v) by Delta Pine to accept a transaction more favorable to Delta Pine and its stockholders. The Merger Agreement provides that if the Merger Agreement is terminated under certain circumstances, Delta Pine or Monsanto would be required to pay the other party a termination fee of $40 million (or $80 million by Monsanto in some circumstances), as well as certain fees and expenses incurred in connection with the transaction. See "THE MERGER AGREEMENT--Termination".

TERMINATION OPTION AGREEMENT; ANTI-TAKEOVER PROTECTIONS

  In connection with the execution of the Merger Agreement, Delta Pine and Monsanto also entered into a Termination Option Agreement (the "Termination Option Agreement") pursuant to which Delta Pine granted to Monsanto an irrevocable option (the "Stock Option") to purchase up to 7,614,659 shares of Delta Pine Common Stock, or such other number of shares of Delta Pine Common Stock as equals 19.9% of the issued and outstanding shares of Delta Pine Common Stock at the time of exercise of the Stock Option, at a price of $46.25 per share (the "Exercise Price"). The Stock Option may only be exercised by Monsanto after the occurrence of various events that might be connected with a change in control of Delta Pine other than in the Merger. See "THE MERGER AGREEMENT--Termination Option Agreement". In addition, the Delta Pine Board of Directors has amended the Delta Pine Rights Agreement dated as of August 13, 1996 (the "Rights Agreement") between Delta Pine and Harris Trust and Savings Bank, as Rights Agent, in order to permit the Merger to proceed, and has waived certain state anti-takeover protections as they relate to the proposed Merger. See "THE MERGER--Background of the Merger".

NO STOCKHOLDER RIGHTS OF APPRAISAL

  In accordance with the General Corporation Law of the State of Delaware (the "DGCL"), holders of Delta Pine Common Stock converted into Monsanto Common Stock in the Merger will not be entitled to appraisal rights. See "COMPARATIVE RIGHTS OF COMMON STOCK--No Appraisal Rights".

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

  The obligations of Delta Pine and Monsanto to consummate the Merger are each conditioned upon the receipt of an opinion of their respective counsel to the effect that the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). As a consequence of such treatment, no gain or loss will be recognized by Delta Pine stockholders upon the receipt of Monsanto Common Stock in exchange for Delta Pine Common Stock (except with respect to cash received in lieu of fractional shares). See "THE MERGER-- Certain U.S. Federal Income Tax Consequences".

ACCOUNTING TREATMENT

  The Merger is expected to be accounted for under the purchase method of accounting in accordance with United States Generally Accepted Accounting Principles ("GAAP"). See "THE MERGER--Accounting Treatment".

OTHER SIGNIFICANT CONSIDERATIONS

  The exchange ratio in the Merger was fixed as of August 6, 1998 and will not be adjusted in the event of an increase or decrease in the market price of Monsanto Common Stock. Delta Pine stockholders are urged to obtain current market quotations for Monsanto Common Stock and Delta Pine Common Stock. See "THE MERGER AGREEMENT--Terms of the Merger".

  Consummation of the Merger is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Although Monsanto and Delta Pine are obligated under the Merger Agreement to use commercially reasonable efforts to achieve anti-trust clearance, there can be no assurance as to the likely completion date of the governmental anti-trust review process or the likely outcome for the parties. See "THE MERGER AGREEMENT--Conditions to the Merger; Government Regulatory Approvals".

  Lawsuits have been filed in Delaware Chancery Court seeking to enjoin the Merger or, alternatively, seeking rescission and/or damages if the Merger is consummated. Monsanto and Delta Pine believe that the complaints are without merit in fact and in law and intend to vigorously defend themselves against the complaints.

  See "THE MERGER--Other Significant Considerations".

  Delta Pine stockholders should consider all the information presented in this Proxy Statement/Prospectus before voting on the proposal relating to the Merger.

MERGER CONSIDERATION

  The maximum number of shares of Monsanto Common Stock that could be issued are as follows (without subtracting fractional shares to be paid in cash and assuming the exercise of all outstanding Delta Pine stock options regardless of exercise price):

      Delta Pine Common Stock outstanding at October 26, 1998(1)...  36,616,764
      Delta Pine Stock Options granted and not yet exercised at
       October 26, 1998............................................   3,281,277
                                                                     ----------
      Total possible shares that could be converted................  39,898,041
      Merger Exchange Ratio........................................      0.8625
                                                                     ----------
      Anticipated Monsanto Common Stock (including option shares)
       to be issued................................................  34,412,060
                                                                     ==========

--------
(1) After deduction of the 1,777,777 shares of Delta Pine Common Stock owned by Monsanto and without including the 800,000 shares of Delta Pine Common Stock into which the Series M Preferred Stock of Delta Pine is convertible.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

  Set forth on the following pages are selected historical and pro forma financial information of Monsanto and Delta Pine. The historical information with respect to Monsanto and Delta Pine is derived from the respective historical financial statements and notes thereto of Monsanto and Delta Pine, incorporated herein by reference, and should be read in conjunction therewith. Results of operations for interim periods are not necessarily indicative of the results to be expected in subsequent interim periods or for the full fiscal year.

  Pro forma combined financial statements of Delta Pine and Monsanto are not required to be presented herein because Delta Pine's information is not considered material in relation to that of Monsanto.

MONSANTO HISTORICAL FINANCIAL INFORMATION

                           AS OF AND FOR
                                THE
                            SIX MONTHS    AS OF AND FOR THE YEAR ENDED DECEMBER
                          ENDED JUNE 30,                   31,
                          --------------- -------------------------------------
                           1998    1997    1997    1996    1995    1994   1993
                          ------- ------- ------- ------- ------- ------ ------
                               (IN MILLIONS, EXCEPT FOR PER SHARE AMOUNTS)
Net sales................ $ 4,514 $ 3,970 $ 7,514 $ 6,348 $ 5,410 $4,679 $4,304
Income from continuing
 operations(1)...........     453     456     294     413     461    454    298
Basic earnings per
 share--continuing
 operations(1)...........    0.76    0.78    0.50    0.71    0.81   0.79   0.50
Diluted earnings per
 share--continuing
 operations(1)...........    0.73    0.75    0.48    0.69    0.79   0.78   0.50
Dividends per common
 share(2)................   0.060   0.310   0.500   0.588   0.540  0.494  0.460
Book value per common
 share(3)................    7.70    6.94    6.89    6.31    6.46   5.29   4.92
Total assets(3)..........  12,310  12,648  10,774  11,237  10,731  9,103  8,788
Long-term debt...........   2,510   1,551   1,979   1,608   1,667  1,405  1,502

--------
(1) See "--Significant Events Affecting Monsanto's Historical Financial
    Trends".
(2) In the fourth quarter of 1997, following the spinoff of Monsanto's chemical businesses, the Monsanto Board of Directors reevaluated its dividend policy and reduced the quarterly dividend on Monsanto Common Stock from $0.16 per share to $0.03 per share.
(3) Amounts as of June 30, 1997 and as of December 31, 1996, 1995, 1994, and 1993 include the net assets of Monsanto's chemical businesses, which were spun off in September 1997.

DELTA PINE HISTORICAL FINANCIAL INFORMATION

                          AS OF AND FOR
                         THE NINE MONTHS
                          ENDED MAY 31,  AS OF AND FOR THE YEAR ENDED AUGUST 31,
                         --------------- ---------------------------------------
                          1998    1997    1997    1996    1995    1994    1993
                         ------- ------- ------- ------- ------- ------- -------
                               (IN MILLIONS, EXCEPT FOR PER SHARE AMOUNTS)
Net sales............... $   209 $   189 $   183 $   153 $    99 $    80 $    77
Income from continuing
 operations(1)..........      19      25       7      15      11       8       9
Basic earnings per
 share--continuing
 operations(1)(2).......    0.50    0.68    0.18    0.41    0.29    0.21    0.25
Diluted earnings per
 share--continuing
 operations(1)(2).......    0.47    0.64    0.17    0.39    0.29    0.21    0.25
Dividends per common
 share(2)...............  0.0900  0.0563  0.0780  0.0620  0.0450  0.0450  0.0000
Book value per common
 share(2)...............    2.63    2.44    1.93    1.86    1.27    1.03    0.92
Total assets............     339     253     221     180      88      72      51
Long-term debt..........      56      32      31      31      13      14       1

--------
(1) See "--Significant Events Affecting Delta Pine's Historical Financial
    Trends".
(2) All share and per share data have been adjusted to reflect all stock splits through November 1997 (the most recent stock split) and the adoption of Statement of Financial Accounting Standards No. 128, "Earnings per Share".

EQUIVALENT AND COMPARATIVE PER SHARE DATA

  The following table sets forth, for each of the periods indicated, basic and diluted earnings per share from continuing operations, dividends per common share and book value per common share for (i) Monsanto on an historical basis,
(ii) Delta Pine on an historical basis, and (iii) Monsanto on a pro forma basis (which reflects the Merger and assumes the purchase method of accounting). Cash dividends on Monsanto Common Stock totaled $0.50 per share for the year ended December 31, 1997, and $0.03 per share during each of the quarters ended March 31, 1998 and June 30, 1998. Dividends on Delta Pine Common Stock totaled $0.078 per share for the year ended August 31, 1997 and $0.03 per share during each of quarters ended November 30, 1997 and February 28, 1998. Information concerning unaudited pro forma combined income from continuing operations per share for the six-month period ended June 30, 1998 and the year ended December 31, 1997 combines the consolidated results of Monsanto with those of Delta Pine as if the transaction had occurred at the beginning of the earliest period presented, and gives effect to the additional amortization expense from goodwill and other identifiable intangible assets and the additional shares of Monsanto Common Stock expected to be issued in the Merger, taking into effect all applicable pro forma adjustments. The results for the six-month period ended May 31, 1998, as restated, and the twelve month period ended November 30, 1997, as restated, for Delta Pine were combined, respectively, with the results for the six-month period ended June 30, 1998 and the year ended December 31, 1997 for Monsanto. Unaudited pro forma combined book value per share gives effect to the additional shares of Monsanto Common Stock expected to be issued in the Merger. The equivalent unaudited per share pro forma combined data is based upon an exchange ratio of 0.8625 shares of Monsanto Common Stock for each share of Delta Pine Common Stock. The information set forth below should be read in conjunction with the respective historical financial statements and notes thereto of Monsanto and Delta Pine incorporated by reference in this Proxy Statement/Prospectus. The unaudited pro forma combined per share information does not purport to represent what the financial position or results of operations of Monsanto and Delta Pine would actually have been had the Merger occurred at the beginning of the relevant periods or to project Monsanto's and Delta Pine's financial position or results of operations for any future date or period.

                                                         SIX MONTHS FISCAL YEAR
                                                            1998       1997
                                                         ---------- -----------
MONSANTO--HISTORICAL (1)
  Basic earnings per share--continuing operations.......   $0.76       $0.50
  Diluted earnings per share--continuing operations.....    0.73        0.48
  Dividends per common share (2)(3).....................    0.06        0.50
  Book value per common share...........................    7.70        6.89
DELTA PINE--HISTORICAL (4)
  Basic earnings per share--continuing operations (5)...   $0.13       $0.18
  Diluted earnings per share--continuing operations (5).    0.13        0.17
  Dividends per common share (2)........................    0.06        0.08
  Book value per common share (5).......................    2.07        1.93
DELTA PINE/MONSANTO UNAUDITED PRO FORMA COMBINED
  Basic earnings per share--continuing operations
   (1)(4)(6)............................................   $0.71       $0.39
  Diluted earnings per share--continuing operations
   (1)(4)(6)............................................    0.68        0.38
  Dividends per common share............................    0.06        0.50
  Book value per common share (7).......................    9.31        8.60
UNAUDITED PRO FORMA DELTA PINE PER SHARE EQUIVALENT (8)
  Basic earnings per share--continuing operations.......   $0.61       $0.34
  Diluted earnings per share--continuing operations.....    0.59        0.33
  Dividends per common share............................    0.05        0.43
  Book value per common share...........................    8.03        7.42

--------
 (1) Monsanto's fiscal year end is December 31 and its second fiscal quarter ends on June 30 for both historical and pro forma purposes.

 (2) Monsanto's current quarterly dividend is $0.03 per share of common stock ($0.12 per share annualized) and is subject to future approval and declaration by the Monsanto Board of Directors. Delta Pine's current quarterly dividend is $0.03 per share of common and preferred stock ($0.12 per share annualized) and is subject to future approval and declaration by the Delta Pine Board of Directors.
 (3) In the fourth quarter of 1997, following the spinoff of Monsanto's chemical businesses, the Monsanto Board of Directors reevaluated its dividend policy and reduced the quarterly dividend on Monsanto Common Stock from $0.16 per share to $0.03 per share.
 (4) Delta Pine's fiscal year end is August 31 and its second fiscal quarter ends on February 28 for historical purposes. For pro forma purposes, Delta Pine has restated its financial information to reflect a November 30 year end and a May 31 second fiscal quarter end.
 (5) Earnings per share and book value per share have been restated to reflect the adoption of Statement of Financial Accounting Standards No. 128, "Earnings per Share".
 (6) Represents net income from continuing operations of Delta Pine and Monsanto combined, taking into effect all applicable pro forma adjustments, divided by the sum of (i) the shares of Monsanto Common Stock outstanding plus (ii) the number of shares of Delta Pine Common Stock outstanding multiplied by the Merger exchange ratio of 0.8625.
 (7) Represents Monsanto book value, taking into effect all applicable pro forma adjustments, divided by the sum of (i) the shares of Monsanto Common Stock outstanding plus (ii) the number of shares of Delta Pine Common Stock outstanding multiplied by the Merger exchange ratio of 0.8625.
 (8) Represents the unaudited pro forma combined per share data multiplied by the Merger exchange ratio of 0.8625.

SIGNIFICANT EVENTS AFFECTING HISTORICAL FINANCIAL TRENDS

  Monsanto and Delta Pine report quarterly and annual earnings results in their respective Commission filings using methods required by GAAP. Sometimes the financial results reported in this way include significant or special events and transactions which are not expected to occur regularly in the future. Examples of these events and transactions include gains or losses on the sales of businesses or other assets, the costs of completing major acquisitions and other business development activities, and the costs of business restructurings.

  Significant or special events and transactions which we believe would be helpful to review in understanding each company's past performances and future prospects are briefly described below. Due to the seasonality of the agricultural products business of each company, which is concentrated primarily in the first six months of the calendar year, interim period net sales and results of operations are not indicative of the results to be expected in subsequent fiscal quarters or for the full calendar year.

 Significant Events Affecting Monsanto's Historical Financial Trends

  Total assets at June 30, 1998 and 1997 reflected an increase compared to December 31, 1997 and 1996, respectively, due primarily to higher levels of agricultural products' trade receivables attributable primarily to the seasonality of the agricultural products business. Total assets at June 30, 1997 compared to December 31, 1996 also reflected Monsanto's acquisitions of the Asgrow Agronomics seed business and the remaining equity interest in Calgene, Inc., a plant biotechnology company ("Calgene"). Long term debt at June 30, 1998 reflected an increase compared to December 31, 1997 due primarily to the issuance of $100 million of fixed rate medium term notes and the issuance of $100 million of variable rate notes. In addition, Monsanto reclassified $475 million of outstanding commercial paper from short-term to long-term debt because Monsanto has the ability and intent to refinance these obligations beyond June 30, 1999.

  Income from continuing operations for the six months ended June 30, 1997 included an after-tax charge of $135 million ($0.22 per share-diluted) for acquired in-process research and development related to the acquisition of the Asgrow Agronomics seed business and the remaining equity interest in Calgene.

  Income from continuing operations for 1997 included after-tax special charges of $455 million ($0.75 per share-diluted) for acquired in-process research and development related to the strategic acquisitions of certain seed companies and the remaining equity interest in Calgene. The seed company acquisitions included Asgrow Agronomics, Holden's Foundation Seeds Inc., Corn States Hybrid Service Inc. and a controlling interest in Sementes Agroceres S.A. All of these acquisitions were accounted for under the purchase method of accounting.

  Total assets at December 31, 1997 reflected a decrease compared to December 31, 1996 due primarily to the spinoff of Monsanto's chemical businesses in September 1997 to Monsanto shareowners, accounted for as a discontinued operation, offset, in part, by the 1997 acquisitions noted above. Long-term debt for the same period reflected an increase due to additional commercial paper outstanding and the issuance of $200 million of 30-year debentures to reduce short-term commercial paper issued during 1997 to fund a portion of the 1997 acquisitions.

  Income from continuing operations for 1996 included after-tax restructuring charges and other special charges aggregating $257 million ($0.43 per share-diluted) to cover the closure or rationalization of certain facilities, asset write-offs, and workforce reductions.

  Total assets at December 31, 1996 reflected an increase compared to December 31, 1995 due primarily to the significant equity interests acquired in Calgene Inc. and DEKALB Genetics Corporation ("DEKALB"). In addition, Monsanto acquired Agracetus, a plant biotechnology company, which was accounted for under the purchase method of accounting.

  Income from continuing operations for 1995 included after-tax restructuring charges and other special charges, aggregating $63 million ($0.11 per share-diluted), pertaining to workforce reductions, business consolidations, facility closures and the exit from nonstrategic businesses and facilities, offset, in part, by favorable adjustments under certain pharmaceutical sales rebate programs.

  Total assets at December 31, 1995 reflected a significant increase compared to December 31, 1994 due primarily to the effects of the acquisitions of the women's health care assets, primarily product rights, of Syntex Corp., and the worldwide business of Kelco, both of which were accounted for under the purchase method of accounting. Long-term debt for the same comparable periods reflected an increase due to additional commercial paper and the issuance of $150 million of 30-year debentures.

 Significant Events Affecting Delta Pine's Historical Financial Trends

  In 1997, Delta Pine announced a production and cost optimization program which resulted in Delta Pine taking a pre-tax special charge of $19.0 million ($11.97 million after tax or $0.30 per share-diluted), of which $11.5 million was included in cost of sales and $7.5 million was included in operating expenses. In connection with the merger with the Sure Grow Companies, Delta Pine recorded pre-tax special charges of approximately $1.7 million during 1997 ($1.07 million after tax, or $0.03 per share-diluted).

  In 1996, Delta Pine introduced for commercial sale cottonseed containing Monsanto's Bollgard(R) gene, which resulted in a substantial increase in net sales. In 1997, these products continued to gain acceptance and coupled with the introduction of cottonseed containing Monsanto's Roundup Ready(R) gene, sales continued to increase.

  Also, in 1996, Delta Pine acquired Ellis Brothers Seed, Inc., Arizona Processing, Inc., and Mississippi Seed, Inc., which own the outstanding common stock of Sure Grow Seed, Inc. (the "Sure Grow Companies"). The merger was accounted for as a pooling-of-interests. All prior year financial statements were restated to reflect the acquisition. Delta Pine recorded pre-tax special acquisition related charges of approximately $1.4 million ($0.89 million after tax, or $0.02 per share-diluted) in connection with these acquisitions. In 1996, Delta Pine also acquired Hartz Cotton from Monsanto.

  In 1994, Delta Pine purchased the Paymaster(R) and Lankart(R) cotton planting seed business ("Paymaster") for approximately $14.0 million.

  The growth of assets since 1993 primarily relate to the commercialization of transgenic seed resulting in increased accounts receivable and inventory.

COMPARATIVE STOCK PRICES

  The Monsanto Common Stock and Delta Pine Common Stock are each listed and traded on the NYSE (Symbols: MTC and DLP, respectively). The following table sets forth prices for Monsanto Common Stock and Delta Pine Common Stock and the equivalent per share price (as explained below) for Delta Pine Common Stock, as follows: (i) the average closing sale price on the NYSE for the 30 trading days preceding May 8, 1998, the last trading day prior to the announcement of the proposed Merger, (ii) the closing sale price per share on May 8, 1998, and
(iii) the closing sale price per share on October 27, 1998, the latest practicable date prior to the mailing of this Proxy Statement/Prospectus. These quotations represent inter-dealer prices for actual transactions, without adjustment for retail markup, markdown or commission.

                                                      DELTA           DELTA PINE
                                                       PINE  MONSANTO EQUIVALENT
                                                      COMMON  COMMON  PER SHARE
                                                      STOCK   STOCK    PRICE(1)
                                                      ------ -------- ----------
30 days average prior to May 8, 1998................. $47.08  $54.36    $46.89
May 8, 1998.......................................... $52.75  $53.50    $46.14
October 27, 1998..................................... $30.88  $37.44    $32.29

--------
(1) Equivalent per share amounts for Delta Pine are determined by multiplying the per share price of Monsanto Common Stock for such period on such date by 0.8625, which is the number of shares of Monsanto Common Stock into which each share of Delta Pine Common Stock will be converted in the Merger. See "THE MERGER AGREEMENT--Terms of the Merger".

  Delta Pine stockholders are urged to obtain current market quotations for Delta Pine Common Stock and Monsanto Common Stock.

                          FORWARD-LOOKING STATEMENTS

  This Proxy Statement/Prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included or incorporated by reference in this Proxy Statement/Prospectus, including, without limitation, statements regarding Monsanto's or Delta Pine's future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. Although Monsanto and Delta Pine believe their expectations reflected in such forward-looking statements are based on reasonable assumptions, no assurance can be given that such expectations will prove to have been correct. The risks and uncertainties that may affect the operations, performance, development and results of business for Monsanto are set forth in Monsanto's Annual Report on Form 10-K for the year ended December 31, 1997 and in Monsanto's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998 under the heading "Disclosure of Forward-Looking Statements" and for Delta Pine in Delta Pine's Annual Report on Form 10-K for the fiscal year ended August 31, 1997 and Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 1998 under the heading "Outlook" and are, in each case, incorporated herein by reference. All written or oral forward-looking statements attributable to Monsanto or Delta Pine, or persons acting on their behalf, are expressly qualified in their entirety by the foregoing cautionary statements.

                              THE SPECIAL MEETING

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

  At the Special Meeting, holders of shares of Delta Pine Common Stock will be asked to consider and vote upon a proposal to approve the Merger Agreement. RECEIPT OF THE DELTA PINE STOCKHOLDERS' APPROVAL IS A CONDITION TO THE CONSUMMATION OF THE MERGER.

  Pursuant to Section 251 of the DGCL, no vote of Monsanto's shareowners is required to consummate the Merger.

  THE DELTA PINE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED THEREBY, AND UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT. SEE "THE MERGER--RECOMMENDATION OF THE DELTA PINE BOARD OF DIRECTORS; REASONS FOR THE MERGER".

  Subject to provisions set forth herein and in the Merger Agreement, at the Effective Time each share of Delta Pine Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned by Monsanto, Delta Pine or their respective subsidiaries) will be converted into 0.8625 validly issued, fully paid and nonassessable shares of Monsanto Common Stock. Cash will be paid in lieu of fractional shares of Monsanto Common Stock. See "THE MERGER AGREEMENT--Terms of the Merger" and "--Fractional Shares".

VOTES REQUIRED

  Each holder of Delta Pine Common Stock is entitled to one vote per share held of record on the record date. Approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the shares of Delta Pine Common Stock outstanding on the record date. Abstentions and broker non-votes will be counted as shares present for purposes of determining the presence of a quorum at the Special Meeting. See "--Record Date; Stock Entitled to Vote; Quorum". Abstentions with respect to the Merger Agreement will have the effect of votes against the approval of such matter. In addition, brokers who hold shares of Delta Pine Common Stock as nominees will not have discretionary authority to vote shares of Delta Pine Common Stock in the absence of instructions from the beneficial owners thereof. Votes which are not cast for this reason will also have the effect of votes against approval of the Merger Agreement.

  Stockholders of Delta Pine should be aware of the possibility that under Delaware law, a stockholder who votes to adopt the Merger Agreement may be deemed to have ratified the terms of the Merger, including the fairness thereof, and of the possibility, under certain circumstances, that such stockholder may be precluded from challenging the fairness of the Merger in a subsequent legal proceeding. Monsanto may use a stockholder's affirmative vote in favor of the adoption of the Merger Agreement as a defense to any subsequent challenge to the Merger. An abstention, in and of itself, will not be considered such a ratification; however, no assurance can be given as to the effect that such an abstention would have on the stockholder's rights to challenge the Merger.

  As of October 26, 1998, officers and directors of Delta Pine owned an aggregate of 2,468,582 of Delta Pine Common Stock, representing 6.43% of the outstanding shares of Delta Pine Common Stock (without giving effect to the exercisability of any options owned by such officers and directors).

VOTING OF PROXIES

  Shares of Delta Pine Common Stock represented by properly executed proxies received in time for the Special Meeting and which have not been revoked will be voted at such meeting in the manner specified by the holders thereof. Proxies that do not contain an instruction to vote for or against or to abstain from voting on the Merger proposal described in the proxy will be voted in favor of such matter.

REVOCABILITY OF PROXIES

  The grant of a proxy on the enclosed Delta Pine form of proxy does not preclude a stockholder from voting in person. A stockholder may revoke a proxy at any time prior to its exercise by submitting a later dated proxy with respect to the same shares, by filing with the Secretary of Delta Pine a duly executed revocation, or by voting in person at the Special Meeting. Attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

  Only holders of record of Delta Pine Common Stock at the close of business on October 26, 1998 (the "Record Date") will be entitled to receive notice of and to vote at the Special Meeting. On the Record Date, Delta Pine had outstanding 38,394,541 shares of Delta Pine Common Stock. The holders of Delta Pine Common Stock are entitled to one vote per share on each matter submitted to a vote at the Special Meeting. The holders of a majority of the shares of Delta Pine Common Stock entitled to vote must be present in person or by proxy at the Special Meeting in order for a quorum to be present. Shares of Delta Pine Common Stock represented by proxies which are marked "abstain" or which are not marked as to any particular matter or matters will be counted as shares present for purposes of determining the presence of a quorum at the Special Meeting. Proxies relating to "street name" shares that are voted by brokers will be counted as shares present for purposes of determining the presence of a quorum but will not be treated as shares having voted at the Special Meeting as to any proposal for which authority to vote is withheld.

  In the event a quorum is not present in person or by proxy at the Special Meeting, the Special Meeting is expected to be adjourned or postponed.

NO APPRAISAL RIGHTS

  Holders of shares of Delta Pine Common Stock are not entitled to appraisal rights under the DGCL as a result of the Merger. See "COMPARATIVE RIGHTS OF COMMON STOCK--Appraisal Rights".

SOLICITATION OF PROXIES; GENERAL

  Delta Pine will bear the cost of the solicitation of proxies from its stockholders. In addition to solicitation by mail, the directors, officers and employees of Delta Pine may solicit proxies from its stockholders by telephone, in person or by other means. These directors, officers and employees will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses. Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons, and Delta Pine will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses.

HOLDERS OF DELTA PINE COMMON STOCK SHOULD NOT SEND STOCK CERTIFICATES

  If the requisite stockholder and other necessary approvals are obtained and the Merger is consummated, materials for submitting Delta Pine stock certificates in exchange for Monsanto stock certificates or book entries will be provided to the Delta Pine stockholders. DO NOT SEND IN YOUR DELTA PINE STOCK CERTIFICATES AT THIS TIME.

ACCOUNTANTS

  Representatives of Arthur Andersen LLP, auditors for Delta Pine, are expected to be present at the Special Meeting and representatives of Deloitte & Touche LLP, auditors for Monsanto will be available by telephone where they will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

                                  THE MERGER

  The description of the Merger and the Merger Agreement contained in this Proxy Statement/Prospectus is qualified in its entirety by reference to the Merger Agreement, a copy of which is included as Appendix A to this Proxy Statement/Prospectus and is incorporated herein by reference.

GENERAL

  Monsanto and Delta Pine have entered into the Merger Agreement, which provides that, subject to the satisfaction or waiver (where permissible) of the conditions set forth therein (see "THE MERGER AGREEMENT--Conditions to the Merger"), Delta Pine will be merged with and into Monsanto, and Monsanto will be the surviving corporation.

BACKGROUND OF THE MERGER

  In 1989, Delta Pine and Monsanto began collaborating on the development of genetically-modified cotton, and since that time Delta Pine and Monsanto have successfully developed and commercialized genetically-engineered cotton and soybean seed products under various domestic and international license agreements and joint venture agreements to which they are parties. At various times since 1989, Monsanto expressed interest in acquiring an ownership interest in Delta Pine. Similarly, Delta Pine expressed interest in expanded business relationships with Monsanto. In June 1993, in Delta Pine's initial public offering, Monsanto acquired approximately 5% of the shares of Delta Pine Common Stock then outstanding. In February 1996, Delta Pine acquired from Monsanto its Hartz Cotton, Inc. ("Hartz") subsidiary, representing all of Monsanto's then existing cotton germplasm, cotton research and other selected operations. As consideration in the Hartz transaction, Monsanto received Delta Pine Series M Preferred Stock, convertible into 800,000 shares of Delta Pine Common Stock (with rights potentially to receive an additional 266,666 shares of Delta Pine Series M Preferred Stock when sales of certain former Hartz Cotton varieties by Delta Pine reach specified levels and potentially to receive in fiscal 2000 a number of additional shares of Delta Pine Common Stock to be determined by formula based upon gross profit from sales of Hartz cotton varieties).

  During the 1990s, Delta Pine has also maintained relationships with companies other than Monsanto which possessed significant research and development activities related to the potential application of biotechnology to cotton. The Delta Pine Board of Directors regarded such companies in the agribusiness and chemical industries as potential partners in strategic transactions with Delta Pine. These relationships were reflected, in some instances, by license, research and development, and confidentiality and material transfer agreements. In February 1996, the Delta Pine Board of Directors engaged Merrill Lynch for a general strategic advisory assignment on behalf of Delta Pine including the implementation of a stockholders' rights plan. Beginning in May 1997, the senior officers of Delta Pine commenced a series of meetings with such companies to determine their interest in potential research and development projects and/or strategic business collaborations with Delta Pine. Subsequent to those meetings, in June 1997, Delta Pine entered into a more extensive engagement with its financial advisor, Merrill Lynch, to provide advice and services in connection with potential strategic transactions.

  Merrill Lynch and Delta Pine identified entities which might be interested in participating in a strategic transaction with Delta Pine, and, in the summer of 1997, Merrill Lynch sent out a compilation of publicly available information about Delta Pine to such potential participants. Merrill Lynch assisted Delta Pine in preparing a Descriptive Memorandum concerning Delta Pine, which was distributed in August and September 1997 to those parties which had expressed an interest in discussing strategic transactions with Delta Pine and had executed a confidentiality agreement with Delta Pine. After those prospective participants had an opportunity to review the Descriptive Memorandum, Merrill Lynch solicited indications of interest from them on behalf of Delta Pine. Monsanto, as Delta Pine's technology partner since 1989 and the entity most familiar with Delta Pine and most likely to be interested in such a transaction with Delta Pine, was purposely not included among the prospects contacted. As a result of this process, substantive discussions with an interested prospect other than Monsanto continued to within seven days prior to the execution of the Merger Agreement with Monsanto, and the Delta Pine Board of Directors continued to receive advice on the relative merits of the competing possible transactions. However, no other prospect indicated interest in offering more attractive economic terms, nor did it appear that a tax-free strategic transaction would be available with any other interested prospect.

  Simultaneously with the process described above, Delta Pine and Monsanto had continued to collaborate in domestic and international seed projects. A subject of continuing negotiation between Delta Pine and Monsanto was a license for the international marketing and sale of cotton seed containing Monsanto's gene technology which would have replaced Delta Pine's option rights under a February 1996 agreement between the parties. These negotiations continued sporadically through 1996 and up to the end of 1997, involving various proposals by Monsanto under which Delta Pine would provide to Monsanto control over such marketing and sales if a change in control of Delta Pine were to occur. Delta Pine resisted such proposals as limiting the value of shares of Delta Pine Common Stock.

  On February 13, 1998, Robert B. Shapiro, Chairman and Chief Executive Officer of Monsanto, invited Roger D. Malkin, Chief Executive Officer of Delta Pine, and Murray Robinson, President of Delta Pine, to meet with officers of Monsanto. On February 26, at the regularly scheduled Annual Meeting of the Delta Pine Board of Directors, the Delta Pine Board of Directors discussed at length with its legal and financial advisors the prospect of a Monsanto transaction.

  On March 3, the U.S. Patent and Trademark Office announced that Delta Pine and the U.S. Department of Agriculture Agricultural Research Service had been jointly awarded a patent for a technology protection system which has the potential to protect investments in proprietary trait and variety development by preventing the further germination of farmer-saved seed. That information may have contributed to the increase in the trading price of Delta Pine Common Stock.

  On March 5, Messrs. Malkin and Robinson met with Mr. Shapiro and Hendrik Verfaillie, President of Monsanto, in Chicago, at which time the parties explored the strategic merits of a business combination of the companies. On March 6, Messrs. Malkin and Robinson reported to the Delta Pine Board of Directors, in a telephonic meeting, the results of the meeting with Monsanto. The Delta Pine Board of Directors directed management to continue discussions with Monsanto. On March 15, the Delta Pine Board of Directors met with Merrill Lynch to discuss issues anticipated to be presented at the meeting scheduled for the next day with Monsanto and its financial advisor, BancBoston Robertson Stephens Inc. ("Robertson Stephens").

  On March 16, Monsanto executed a confidentiality agreement with Delta Pine relating to Delta Pine information that would be disclosed during Monsanto's due diligence review of Delta Pine's business, and Messrs. Malkin and Robinson, and Mr. Tom Jagodinski, Vice President/Finance, of Delta Pine, together with a representative of Merrill Lynch, met with representatives of Monsanto and Robertson Stephens in St. Louis to discuss the structure of a possible transaction and to identify issues to be resolved. Monsanto and Delta Pine's representatives agreed to continue the discussions. The Delta Pine Board of Directors met on March 17 to be briefed on the results of this meeting.

  On April 2, Messrs. Malkin, Robinson and Jagodinski, together with a representative of Merrill Lynch, met with representatives of Monsanto and Robertson Stephens in St. Louis, at which time Monsanto advised Delta Pine of Monsanto's assessment of the value of Delta Pine, which assessment did not comport with the Delta Pine perception of such value. During the first two weeks of April, contacts between the financial advisors of Delta Pine and Monsanto continued, and financial data required for a Monsanto evaluation of Delta Pine were prepared by Delta Pine for Monsanto's use. On April 14, Messrs. Malkin, Robinson and Jagodinski, together with a representative of Merrill Lynch, met with representatives of Monsanto and Robertson Stephens in St. Louis to continue to discuss the value of Delta Pine. On April 16, Mr. Verfaillie advised Mr. Malkin of the price per share of Delta Pine Common Stock that Monsanto would be willing to pay in a tax-free exchange, with other structural terms to be determined. The Delta Pine Board of Directors directed management to arrange a meeting between Monsanto, Mr. Malkin and Jon Jacoby, a non-employee director of Delta Pine, and to request at that meeting a definitive proposal from Monsanto before the possible transaction would be given further consideration. On April 17, Messrs. Malkin and Jacoby met in St. Louis with Mr. Verfaillie and a member of Monsanto's Merger and Acquisitions Team, at which meeting Monsanto indicated that it would reconsider its assessment of the value of Delta Pine.

  On April 20, the Delta Pine Board of Directors met with its legal and financial advisors. The Delta Pine Board of Directors was apprised of the results of the April 17 meeting, Merrill Lynch provided its analysis of Monsanto's offer, including the ability of the Delta Pine Board of Directors to exercise its fiduciary responsibilities in the event competing offers are received, and Delta Pine's legal advisors provided advice on regulatory matters. Delta Pine's advisors were requested to prepare evaluations of scenarios involving the disposition to Delta Pine's stockholders of assets valued less highly by Monsanto. On April 21, Mr. Malkin spoke to Mr. Verfaillie by telephone to convey the concerns of the Delta Pine Board of Directors, following which Monsanto transmitted to Delta Pine two detailed alternative transaction proposals. One proposal involved a taxable spin-off of certain Delta Pine technologies valued less highly by Monsanto and the other did not, with the consideration to be paid by Monsanto being less under the spin-off proposal. The proposals contained various licensing and transaction pricing mechanisms. The Delta Pine Board of Directors reviewed the proposals on April 23, and directed Merrill Lynch to advise Robertson Stephens that the proposals were unacceptable. On April 24, Monsanto proposed a meeting to facilitate negotiations, and provided a revised proposal which did not involve a technology spin-off. On April 29, Delta Pine executed a confidentiality agreement with Monsanto relating to Monsanto non-public information that would be disclosed to Delta Pine during negotiations. On April 30, legal advisors to Monsanto and Delta Pine discussed various regulatory aspects of the proposed transaction.

  On May 1, Messrs. Robinson and Jagodinski, together with Delta Pine legal and financial advisors, met with representatives of Monsanto and Robertson Stephens in St. Louis to discuss those aspects of the Monsanto proposal which would not be acceptable to Delta Pine, including (among others) the amount of the merger consideration, the adjustments to the merger consideration, certain transaction protection provisions, certain conditions to closing and various termination provisions and fees. Results of this meeting were reported on the same day to the Delta Pine Board of Directors in a telephonic meeting, and the Delta Pine Board of Directors instructed Mr. Malkin to meet in person with Mr. Verfaillie to advance the negotiations.

  On May 2, Messrs. Malkin and Jagodinski, together with Delta Pine's financial and legal advisors, met with Mr. Verfaillie and other representatives of Monsanto and Robertson Stephens. In accordance with the instructions of the Delta Pine Board of Directors, the principal topic of discussion was the price and the method for adjusting the merger consideration, because it was the intention of the Delta Pine Board of Directors to obtain for the Delta Pine stockholders a specified percentage interest in Monsanto, rather than a specific dollar value for Delta Pine. Mr. Verfaillie suggested a particular fixed exchange ratio, subject to the parties reaching agreement on certain price adjustments within defined ranges and termination provisions acceptable to Monsanto.

  On May 3, the Delta Pine Board of Directors met with its legal and financial advisors. The Delta Pine Board of Directors was apprised in detail of the meetings with Monsanto in St. Louis over the preceding two days. Counsel for Delta Pine advised the Delta Pine Board of Directors of its fiduciary responsibilities, and, without the presence of the employee directors and officers, Delta Pine's legal and financial advisors discussed the proposed transaction with the non-employee directors. The entire Delta Pine Board of Directors concluded that progress had been made in the Monsanto negotiations, and directed management to invite Mr. Verfaillie to New York to continue negotiations over issues of concern to the Delta Pine Board of Directors, particularly as to the exchange ratio, closing conditions and termination provisions and fees.

  On May 4, Mr. Verfaillie and other representatives of Monsanto met in New York City with Messrs. Malkin and Jagodinski and Delta Pine's legal and financial advisors, and agreed to the exchange ratio at which the Merger would be consummated. On May 5 and 6, the other representatives of Monsanto continued discussions with Messrs. Malkin and Jagodinski and Delta Pine's legal and financial advisors. Negotiations on all open matters were vigorously pursued May 4 through 6, and a draft Merger Agreement was prepared. At the end of the business day on May 6, the Delta Pine Board of Directors met, together with its financial and legal advisors, to consider the most recent draft of the Merger Agreement. Delta Pine's financial advisors and counsel presented the terms of the draft agreement and reports regarding aspects of their review and responded to questions from the Delta Pine Board of Directors. The Delta Pine Board of Directors also considered a presentation by Merrill Lynch with respect to the fairness to Delta Pine's stockholders, other than Monsanto and its affiliates, of the proposed Merger Consideration from a financial point of view. See "Opinions of Financial Advisor" set forth below. Following these reports, the Delta Pine Board of Directors, all of whom were present at the meeting, unanimously approved the Merger Agreement in substantially the form presented at the meeting, including the form of Termination Option Agreement, subject to corresponding approval by the Monsanto Board of Directors, the resolution of various outstanding issues, and the execution of definitive agreements on substantially the terms presented to the meeting. At this meeting the Delta Pine Board of Directors also waived certain provisions under the Rights Agreement in order to permit the Merger to proceed, waived certain state anti-takeover protections as they relate to the proposed Merger and agreed that the Merger constitutes a change in control pursuant to the terms of the Delta Pine stock option plans and applicable stock option agreements, which automatically accelerated the vesting and exercisability of such stock options.

  On May 7, the Monsanto Board of Directors approved the proposed Merger, subject to preparation and execution of a definitive Merger Agreement.

  On May 7 and 8, legal representatives of Delta Pine and Monsanto worked to finalize the Merger Agreement, while management of the parties continued negotiations to resolve various outstanding issues critical to reaching a mutually satisfactory agreement, in particular relating to conditions of closing. On May 8, a telephonic meeting of the Delta Pine Board of Directors was held to review changes in the proposed form of the Merger Agreement and on the same date Merrill Lynch delivered its written opinion, dated May 8, 1998, as to the fairness from a financial point of view, as of the date thereof, of the Merger Consideration to the Delta Pine stockholders, other than Monsanto and its affiliates. The Delta Pine Board of Directors authorized its officers to negotiate the resolution of the outstanding issues, and authorized the execution of the definitive Merger Agreement if it were to reflect resolution of such matters in a manner outlined by the Delta Pine Board of Directors. In subsequent negotiations, the issues were so resolved, a definitive Merger Agreement was prepared, and it was executed by Mr. Malkin and an authorized representative of Monsanto on the evening of Friday, May 8.

  On the morning of May 11, Delta Pine and Monsanto issued a joint press release announcing the proposed Merger.

  On June 1, Monsanto and American Home Products Corporation ("AHP") announced that they had entered into an agreement providing for a merger of equals transaction (the "AHP/MTC Merger"). On June 22, at a regularly scheduled meeting of the Delta Pine Board of Directors, the Delta Pine Board of Directors considered the implications of the AHP/MTC Merger on the contemplated Merger. On July 10, at a special telephonic meeting of the Delta Pine Board of Directors, the Delta Pine Board of Directors unanimously resolved to continue to recommend that the Delta Pine stockholders vote in favor of the Merger.

  On October 13, 1998, Monsanto and AHP publicly announced that they had mutually agreed to terminate the merger agreement relating to the proposed AHP/MTC Merger.

  On October 14, at a special telephonic meeting of the Delta Pine Board of Directors, the Delta Pine Board of Directors considered the implications of the termination of the proposed AHP/MTC Merger on the contemplated Merger and unanimously resolved to continue to recommend that the Delta Pine stockholders vote in favor of the Merger, and set the proposed record date and meeting date for the Special Meeting, subject to the receipt of a report and restated opinion of Merrill Lynch. On October 23, 1998, Merrill Lynch delivered orally its restated opinion to a telephonic meeting of the Delta Pine Board of Directors (which opinion was confirmed by a written opinion dated the same date) that, on the basis of and subject to the matters set forth therein, as of the date thereof, the Merger Consideration was fair from a financial point of view to the Delta Pine stockholders, other than Monsanto and its affiliates. At the October 23 meeting, the Delta Pine Board of Directors discussed with the representatives of Merrill Lynch the report of Merrill Lynch with respect to its most recent opinion, discussed its fiduciary duties with its legal advisors, and unanimously resolved to continue to recommend that the Delta Pine stockholders vote in favor of the Merger.

RECOMMENDATION OF THE DELTA PINE BOARD OF DIRECTORS; REASONS FOR THE MERGER

  At meetings held on May 6 and May 8, 1998, the Delta Pine Board of Directors
(i) determined that the Merger is in furtherance of and consistent with Delta Pine's long-term business strategies and is in the best interests of the Delta Pine stockholders, (ii) unanimously approved the Merger Agreement, the Merger and the other transactions contemplated thereby and (iii) resolved to recommend that the holders of shares of Delta Pine Common Stock vote in favor of the Merger Agreement.

  In reaching these conclusions, the Delta Pine Board of Directors considered, with the assistance of management and its legal and financial advisors, many factors relating to the assessment of the Delta Pine Board of Directors of the requirements for maximizing the value of the equity owned by the Delta Pine stockholders, and the corresponding ability of Monsanto to meet those requirements relative to Delta Pine remaining an independent enterprise or acquiring or being acquired by other potential candidates. Those factors can be summarized as follows:

  1. Monsanto's stated commitment to new areas of agricultural technology (e.g., genomics) and its possession of the necessary resources to develop, exploit and commercialize those technologies (e.g., facilities, personnel and diversity of product species), including strong in-house research, marketing and distribution capabilities;

  2. Monsanto's demonstrated leadership in biotechnology;

  3. The need to provide Delta Pine with timely and continuous access to appropriate new agricultural technologies not developed by Delta Pine;

  4. The elimination of existing licensing and other contractual arrangements between Monsanto and Delta Pine which could adversely affect Delta Pine in the future and which may impede Monsanto's use of its own technology in foreign markets and in certain domestic markets;

  5. The fact that Monsanto offered the most attractive economic terms, after a thorough process of identifying and approaching alternative acquirors and engaging in due diligence and negotiations; and

  6. Monsanto's access to the capital necessary to develop and commercialize emerging seed technologies.

  Included among the material factors considered by the Delta Pine Board of Directors, with the assistance of management and its professional advisors, were the following additional factors:

    (i) information concerning the financial performance and resultant financial condition (business operations, assets, liabilities, market growth rate, cash flows from operations and prospects) of Monsanto and Delta Pine and their respective projected future values and prospects as separate entities and on a combined basis;

    (ii) current industry, economic and market conditions, including the consolidation in the seed industry, as well as the effects of competition with larger competitors, and specifically the view of the Delta Pine Board of Directors that in the future larger seed companies will be better able to compete in the seed industry and that the combined company expects to achieve greater efficiencies of scale to provide the resources that are likely to be critical in the industry;

    (iii) the assessment by the Delta Pine Board of Directors of Delta Pine's strategic growth opportunities absent the Merger, including Delta Pine's ability to staff and finance the development and commercialization of emerging seed technologies (e.g., germplasm protection systems, second generation transgenic products and genomics);

    (iv) the assessment by the Delta Pine Board of Directors of Delta Pine's strategic alternatives to the Merger, such as remaining an independent company and merging or consolidating with a party or parties other than Monsanto, including a review of the various communications and negotiations between Delta Pine and other potential acquirors;

    (v) the structure of the Merger;

    (vi) the expectation that the Merger will be a tax-free transaction to Delta Pine stockholders;

    (vii) the terms of the Merger Agreement, including the form of consideration, the parties' representations, warranties, covenants and agreements, and the conditions to their respective obligations;

    (viii) the discount between the value of the Merger Consideration and the market price for Delta Pine Common Stock immediately prior to the announcement of the Merger, and the belief of the Delta Pine Board of Directors that the amount of the discount was not inappropriate when viewed in the context of (a) recent months' NYSE price ranges for the Monsanto Common Stock and Delta Pine Common Stock and (b) the perception of the Delta Pine Board of Directors of the likely relative long-term values of the two stocks;

    (ix) the opinion of Merrill Lynch that the Merger Consideration to be received by the Delta Pine stockholders in the Merger was fair as of the date of the Merger Agreement from a financial point of view to the Delta Pine stockholders, other than Monsanto and its affiliates; and

    (x) the analyses and recommendation of the transaction by Delta Pine's management.

  Following the announcement of the execution of the agreement for the AHP/MTC Merger, the Delta Pine Board of Directors, at a meeting held on July 10, 1998, unanimously resolved to continue to recommend that the holders of Delta Pine Common Stock vote in favor of the Merger. In reaching this conclusion, after considering the possible consummation of the AHP/MTC Merger, the Delta Pine Board of Directors confirmed that the reasons for their recommendation set forth above continue to be valid and appropriate, whether or not the AHP/MTC Merger occurs.

  Following the announcement of the termination of the AHP/MTC Merger, the Delta Pine Board of Directors, at a meeting held October 23, 1998 unanimously resolved to continue to recommend that the holders of Delta Pine Common Stock vote in favor of the Merger, again affirming that the reasons for their recommendation set forth above continue to be valid and appropriate. In addition, the Delta Pine Board of Directors considered:

    (a) Delta Pine's most recent period financial results which confirmed to them the merits of the Merger, and

    (b) the opinion of Merrill Lynch that, as of October 23, 1998, the Merger Consideration was fair from a financial point of view to the holders of Delta Pine Common Stock, other than Monsanto and its affiliates.

  In reaching these conclusions, the Delta Pine Board of Directors has relied, in part, upon the financial analyses of its financial advisor, Merrill Lynch. See "Opinions of Financial Advisor".

  The foregoing discussion of the information and factors considered and given weight by the Delta Pine Board of Directors is not intended to be exhaustive. In addition, no assurance can be given that the operating efficiencies described in (ii) above will be achieved. In view of the variety of factors considered in connection with its evaluation of the Merger, the Delta Pine Board of Directors did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Delta Pine Board of Directors may have given different weights to different factors.

  THE DELTA PINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE DELTA PINE STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

OPINIONS OF FINANCIAL ADVISOR

  Merrill Lynch Opinions to the Delta Pine Board of Directors. On May 6, 1998, Merrill Lynch delivered its oral opinion (which was subsequently confirmed in a written opinion dated May 8, 1998) (the "Original Opinion") to the Delta Pine Board of Directors, that, on the basis of and subject to the matters set forth therein, as of the date thereof, the Merger Consideration to be received by the Delta Pine stockholders pursuant to the Merger Agreement was fair from a financial point of view to the holders of Delta Pine Common Stock, other than Monsanto and its affiliates. At the request of the Delta Pine Board of Directors, Merrill Lynch subsequently delivered to the Delta Pine Board of Directors its written restated opinion, dated October 23, 1998 (the "Restated Opinion") that, on the basis of and subject to the matters set forth therein, as of the date thereof, the Merger Consideration was fair from a financial point of view to the Delta Pine stockholders, other than Monsanto and its affiliates.

  The Delta Pine Board of Directors retained Merrill Lynch as an independent contractor to act as financial advisor with respect to a strategic transaction. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Merrill Lynch has in the past provided financial advisory services to Delta Pine and financial advisory and financing services to Monsanto, and may continue to do so, and has received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of their businesses, Merrill Lynch and its affiliates may actively trade in Delta Pine Common Stock and other securities of Delta Pine and Monsanto Common Stock and other securities of Monsanto for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  In consideration for Merrill Lynch's services as financial advisor to Delta Pine, Delta Pine has agreed to pay to Merrill Lynch a fee equal to 0.50% of the sum of (i) the fair market value of securities issued to Delta Pine stockholders by Monsanto in the Merger and (ii) the indebtedness of Delta Pine assumed by Monsanto (each measured as of the closing date of the Merger), a significant portion of which fee is payable upon consummation of the Merger. Delta Pine has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including, without limitation, the reasonable fees and disbursements of its legal counsel, incurred in connection with its activities as financial advisor to Delta Pine, and to indemnify Merrill Lynch and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

  THE FULL TEXT OF THE RESTATED OPINION OF MERRILL LYNCH, DATED OCTOBER 23, 1998 WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS "APPENDIX B" AND IS INCORPORATED HEREIN BY REFERENCE. MERRILL LYNCH'S OPINION IS NECESSARILY BASED ON ECONOMIC, MARKET AND OTHER CONDITIONS IN EFFECT ON, AND THE INFORMATION MADE AVAILABLE TO IT AS OF, THE DATE THEREOF. SUBSEQUENT DEVELOPMENTS MAY AFFECT SUCH OPINION. HOLDERS OF SHARES OF DELTA PINE COMMON STOCK SHOULD READ THE MERRILL LYNCH OPINION IN ITS ENTIRETY. THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. THE OPINION OF MERRILL LYNCH WAS PROVIDED TO THE DELTA PINE BOARD OF DIRECTORS FOR ITS INFORMATION AND IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE MERGER CONSIDERATION TO THE HOLDERS OF DELTA PINE COMMON STOCK, OTHER THAN MONSANTO AND ITS AFFILIATES, AND DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY DELTA PINE TO ENGAGE IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY DELTA PINE STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE ON THE MERGER OR ANY MATTER RELATED THERETO.

  In arriving at its Original Opinion and its Restated Opinion, Merrill Lynch performed a variety of financial analyses, the material portions of which with respect to the Original Opinion and the Restated Opinion are summarized below. The summary set forth below does not purport to be a complete description of the analyses performed by Merrill Lynch. In addition, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all such factors and analyses, could create a misleading view of the process underlying its analyses. Merrill Lynch did not draw any specific conclusions from, or with regard to, any one method of analysis. The matters considered by Merrill Lynch in arriving at its Original Opinion and its Restated Opinion are based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Delta Pine's and Monsanto's control. Any estimates incorporated in the analyses performed by Merrill Lynch are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than such estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future, and such estimates are inherently subject to uncertainty. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial or summary description. No public company utilized as a comparison is identical to Delta Pine or Monsanto. Accordingly, an analysis of publicly traded comparable companies and comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

 The Original Opinion

  In arriving at its Original Opinion, Merrill Lynch: (1) reviewed certain publicly available business and financial information relating to Delta Pine and Monsanto that Merrill Lynch deemed to be relevant; (2) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Delta Pine and Monsanto, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the "Expected Synergies") furnished to Merrill Lynch by Delta Pine; (3) conducted discussions with members of senior management and representatives of Delta Pine and Monsanto concerning the matters described in clauses (1) and (2) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies; (4) reviewed the market prices and valuation multiples for Delta Pine Common Stock and Monsanto Common Stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant; (5) reviewed the results of operations of Delta Pine and Monsanto and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant; (6) compared the proposed financial terms of the Merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant; (7) participated in certain discussions and negotiations among representatives of Delta Pine and Monsanto and their financial and legal advisors; (8) reviewed the potential pro forma impact of the Merger; (9) reviewed the Merger Agreement and the Termination Option Agreement; and (10) reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

  With respect to the Original Opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information. Merrill Lynch did not undertake an independent evaluation or appraisal of any of the assets or liabilities of Delta Pine or Monsanto and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct, nor did Merrill Lynch conduct, any physical inspection of the properties or facilities of Delta Pine or Monsanto. With respect to the financial forecast information, including the amount and timing of the Expected Synergies, furnished to or discussed with Merrill Lynch by Delta Pine or Monsanto, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgments of Delta Pine's or Monsanto's management as to the expected future financial performance of Delta Pine or Monsanto, as the case may be, and the Expected Synergies. Merrill Lynch further assumed that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes. Merrill Lynch did not express any opinion as to the prices at which shares of Delta Pine Common Stock or Monsanto Common Stock will trade following the announcement or consummation of the Merger.

  Merrill Lynch's Original Opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch, as of the date of such opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the Merger. The Delta Pine Board of Directors did not impose any limitations on the scope of Merrill Lynch's analyses.

  Financial Analyses Underlying the Original Opinion. The following is a summary of the material financial analyses used by Merrill Lynch in connection with its presentation to the Delta Pine Board of Directors on May 6, 1998, and the preparation of its Original Opinion delivered to the Delta Pine Board of Directors.

  Historical Stock Price Analysis. Merrill Lynch reviewed the performance of the per share closing market prices of shares of Delta Pine Common Stock and Monsanto Common Stock over the period from May 2, 1997 to May 5, 1998. Merrill Lynch then compared the movement of such closing prices for shares of Delta Pine Common Stock with the movement of a composite index of certain agricultural planting seed companies, specifically, DEKALB, Pioneer Hi-Bred International Inc. ("Pioneer"), Mycogen Corp. ("Mycogen") and Monsanto, and such closing prices for Monsanto Common Stock with the movement of a composite index of certain pharmaceutical and agricultural chemical companies, specifically, AHP, Hoechst AG ("Hoechst"), Novartis AG ("Novartis"), Rhone-Poulenc, S.A. ("Rhone-Poulenc") and Zeneca Group PLC ("Zeneca" and collectively, the "Monsanto Composite Index"). Merrill Lynch also compared the movement of the closing prices for each of the Delta Pine Common Stock and the Monsanto Common Stock, over the period from May 2, 1997, through May 5, 1998, with the movement of the Standard and Poor's 400 Index.

  Selected Comparable Companies Analysis. Merrill Lynch compared certain publicly available financial and operating data and projected financial performance (based on Wall Street consensus estimates) of four publicly traded corporations in the agricultural planting seed industry, specifically, DEKALB, Mycogen, Pioneer and Monsanto (collectively, the "Delta Pine Selected Comparable Companies") with corresponding financial and operating data and projected financial performance of Delta Pine. Such analysis indicated, among other things, (a) the ratio of the market capitalization (i.e., market value of common equity plus liquidation value of redeemable preferred stock, minority interest, and total debt less cash and cash equivalents) (the "Market Capitalization") as of May 5, 1998, to earnings before interest, taxes, depreciation and amortization ("EBITDA") for the latest twelve months as of February 28, 1998 (March 31, 1998, in the case of Monsanto) was 54.3x for Delta Pine compared to maximum, mean and minimum values for the Delta Pine Selected Comparable Companies of 40.9x, 28.0x and 19.8x, respectively, (b) the ratio of the Market Capitalization to estimated 1998 EBITDA was 41.8x for Delta Pine compared to maximum, mean and minimum values for the Delta Pine Selected Comparable Companies of 51.3x, 30.9x and 16.3x, respectively, (c) the ratio of the price of common equity, as of May 5, 1998, to the earnings per share for the latest twelve months as of February 28, 1998 (March 31, 1998 in the case of Monsanto) was 97.4x for Delta Pine compared to maximum, mean and minimum values for the Delta Pine Selected Comparable Companies of 78.8x, 57.0x and 41.3x, respectively, and (d) the ratio of the price of common equity to the estimated earnings per share for fiscal year 1998 was 74.9x for Delta Pine compared to maximum, mean and minimum values for the Delta Pine Selected Comparable Companies of 90.8x, 57.8x and 34.3x, respectively.

  Merrill Lynch compared certain publicly available financial and operating data and projected financial performance (based on Wall Street consensus estimates) of five publicly traded pharmaceuticals and agricultural companies, specifically, AHP, Hoechst, Novartis, Rhone-Poulenc and Zeneca (collectively, the "Monsanto Selected Comparable Pharmaceutical/Agricultural Companies") with corresponding financial and operating data and projected financial performance of Monsanto. Such analysis indicated, among other things, (a) the ratio of the Market Capitalization as of May 5, 1998, to EBITDA for the latest twelve months as of December 31, 1997 (March 31, 1998 in the case of Monsanto) was 23.1x for Monsanto compared to maximum, mean and minimum values for the Monsanto Selected Comparable Pharmaceutical/Agricultural Companies of 21.8x, 16.7x and 7.9x, respectively, (b) the ratio of the Market Capitalization to estimated 1998 EBITDA was 19.4x for Monsanto compared to maximum, mean and minimum values for the Monsanto Selected Comparable Pharmaceutical/Agricultural Companies of 17.7x, 15.9x and 11.9x, respectively,
(c) the ratio of the price of common equity, as of May 5, 1998, to the earnings per share for the latest twelve months as of December 31, 1997 (March 31, 1998, in the case of Monsanto) was 50.9x for Monsanto compared to maximum, mean and minimum values for the Monsanto Selected Comparable Pharmaceutical/Agricultural Companies of 33.8x, 28.5x and 23.2x, respectively, and (d) the ratio of the price of common equity to the estimated earnings per share for fiscal year 1998 was 48.2x for Monsanto compared to maximum, mean and minimum values for the Monsanto Selected Comparable Pharmaceutical/Agricultural Companies of 30.6x, 25.1x and 20.0x, respectively.

  Additionally, Merrill Lynch compared certain publicly available financial and operating data and projected financial performance (based on Wall Street consensus estimates) of four publicly traded corporations in the agricultural planting seed industry, specifically, Delta Pine, DEKALB, Mycogen and Pioneer (collectively, the "Monsanto Selected Comparable Planting Seed Companies") with corresponding financial and operating data and projected financial performance of Monsanto. Such analysis indicated, among other things, (a) the ratio of the Market Capitalization as of May 5, 1998, to EBITDA for the latest twelve months as of February 28, 1998

(March 31, 1998, in the case of Monsanto), was 23.1x for Monsanto compared to maximum, mean and minimum values for the Monsanto Selected Comparable Planting Seed Companies of 54.3x, 38.4x and 19.8x, respectively, (b) the ratio of the Market Capitalization to estimated 1998 EBITDA was 19.4x for Monsanto compared to maximum, mean and minimum values for the Monsanto Selected Comparable Planting Seed Companies of 51.3x, 36.5x and 16.3x, respectively, (c) the ratio of the price of common equity, as of May 5, 1998, to the earnings per share for the latest twelve months as of February 28, 1998 (March 31, 1998, in the case of the Monsanto) was 50.9x for Monsanto compared to maximum, mean and minimum values for the Monsanto Selected Comparable Planting Seed Companies of 97.4x, 72.5x and 41.3x, respectively, and (d) the ratio of the price of common equity to the estimated earnings per share for fiscal year 1998 was 48.2x for Monsanto compared to maximum, mean and minimum values for the Monsanto Selected Comparable Planting Seed Companies of 90.8x, 66.7x and 34.3x, respectively.

  Selected Comparable Transaction Analysis. Merrill Lynch analyzed the financial terms, to the extent publicly available, of seven selected transactions involving agricultural planting seed companies which were announced between September 18, 1995 and August 7, 1997 (the "Selected Comparable Transactions"). The Selected Comparable Transactions were Pioneer/Mycogen, DowElanco/Mycogen, Monsanto/Ecogen Inc. ("Ecogen"), Monsanto/DEKALB (initial acquisition of a minority interest), Monsanto/Holden's Foundation Seeds, Inc. ("Holden's Foundation Seeds"), Dow Chemical Company ("Dow Chemical")/DowElanco and E.I. du Pont de Nemours & Co. ("DuPont")/Pioneer. Merrill Lynch estimated the value of the target company's assets implied by the consideration transferred by the acquiror in such transactions (the "Transaction Value"), as a multiple of revenues, EBITDA and earnings before interest and taxes ("EBIT") for the latest twelve months. Transaction Value is defined as fully diluted shares (primary shares outstanding plus options on a treasury stock basis and in-the-money convertible securities) outstanding for the target company multiplied by the offer price per share plus debt, liquidation value of redeemable preferred stock and minority interest less cash and cash equivalents. Merrill Lynch also estimated the value of the target company's equity interests implied by the consideration transferred by the acquiror in such transactions (the "Offer Value") as a multiple of net income for the latest twelve months and one year projected net income. Offer Value is defined as fully diluted shares (primary shares outstanding plus options on a treasury stock basis and in-the-money convertible securities) outstanding for the target company multiplied by the offer price per share. Such analysis indicated, among other things, (a) the ratio of the Transaction Value of the Merger, based on the market price of Monsanto Common Stock as of May 5, 1998 (the "Merger Transaction Value"), to revenue for the latest twelve months is 10.69x, compared to maximum, mean, median and minimum values of the ratio of the Transaction Value to revenue for the the latest twelve months for the Selected Comparable Transactions of 21.00x, 6.00x, 3.35x and 1.50x, respectively, (b) the ratio of the Merger Transaction Value to EBITDA for the latest twelve months is 53.9x compared to maximum, mean, median and minimum values of the ratio of the Transaction Value to EBITDA for the latest twelve months for the Selected Comparable Transactions of 18.1x, 16.4x, 16.4x and 14.7x, respectively, (c) the ratio of the Merger Transaction Value to EBIT for the latest twelve months is 63.9x compared to maximum, mean, median and minimum values of the ratio of the Transaction Value to EBIT for the latest twelve months for the Selected Comparable Transactions of 22.3x, 21.5x, 21.5x and 20.7x, respectively, (d) the ratio of the Offer Value of the Merger, based on the market price of Monsanto Common Stock as of May 5, 1998 (the "Merger Offer Value") to the net income for the latest twelve months is 96.5x compared to maximum, mean, median and minimum values of the ratio of the Offer Value to net income for the latest twelve months for the Selected Comparable Transactions of 48.9x, 41.5x,41.5x and 34.2x, and, (e) the ratio of the Merger Offer Value to one year projected net income is 57.4x compared to maximum, mean, median and minimum values of the ratio of the Offer Value to one year projected net income for the Selected Comparable Transactions of 37.1x, 30.0x, 30.6x and 21.6x.

  Discounted Cash Flow Analysis. Merrill Lynch performed a discounted cash flow analysis of (i) Delta Pine's business, assuming no revenues or costs from the Technology Protection System (the "Base Business"), and (ii) Delta Pine's Technology Protection System (the "TPS", and together with the Base Business, the "Total Delta Pine Business"), in each case based upon estimates of projected financial performance prepared by the management of Delta Pine. Utilizing these projections, Merrill Lynch calculated a range of implied per share equity values for the Base Business based upon the discounted net present value of the sum of the projected stream of unlevered free cash flows of the Base Business from the second half of Delta Pine's 1998 fiscal year to Delta Pine's 2002 fiscal year and the projected terminal value at the end of fiscal 2002 based upon a range of multiples of projected unlevered net income less net debt at February 28, 1998 and divided by the number of fully diluted shares of Delta Pine Common Stock issued and outstanding. In addition, Merrill Lynch calculated a range of implied per share equity values for the TPS based upon the discounted net present value of the sum of the projected stream of unlevered free cash flows of the TPS from the second half of Delta Pine's 1998 fiscal year to Delta Pine's 2007 fiscal year and the projected terminal value at the end of fiscal 2007 based upon a range of multiples of projected unlevered net income and divided by the number of fully diluted shares of Delta Pine Common Stock issued and outstanding. Merrill Lynch applied several discount rates (ranging from 13.0% to 15.0% with respect to the Base Business and 26.0% to 30.0% with respect to the TPS) and multiples of unlevered net income (ranging from 26.0x to 30.0x with respect to both the Base Business and the TPS). Utilizing this methodology, the implied present value per share of Delta Pine Common Stock of the Base Business, the TPS and the Total Delta Pine Business ranged from $35.83 to $44.14, $5.63 to $8.56 and $41.46 to $52.71, respectively.

  Merger Consequences Analysis. Merrill Lynch examined the pro forma impact of the Merger on Monsanto's earnings per share based upon estimates of Delta Pine's projected financial performance prepared by the management of Delta Pine and the Expected Synergies prepared by the management of Delta Pine and Monsanto, and estimates of Monsanto's projected financial performance prepared by the management of Monsanto and Merrill Lynch.

 The Restated Opinion

  In arriving at its Restated Opinion, Merrill Lynch: (1) reviewed certain publicly available business and financial information relating to Delta Pine and Monsanto that Merrill Lynch deemed to be relevant; (2) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Delta Pine and certain more limited information, including a financial forecast for 1998 and certain estimated earnings per share growth rates for the three years thereafter, relating to the business, earnings, assets, liabilities and prospects of Monsanto; (3) conducted discussions with members of senior management and representatives of Delta Pine and Monsanto concerning the matters described in clauses (1) and (2) above, as well as their respective businesses and prospects before and after giving effect to the Merger; (4) reviewed the market prices and valuation multiples for Delta Pine Common Stock and Monsanto Common Stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant; (5) reviewed the results of operations of Delta Pine and Monsanto and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;
(6) compared the proposed financial terms of the Merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;
(7) participated in certain discussions and negotiations among representatives of Delta Pine and Monsanto and their financial and legal advisors; (8) reviewed the potential pro forma impact of the Merger and other acquisitions announced by Monsanto; (9) reviewed the Merger Agreement and the Termination Option Agreement; and (10) reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

  With respect to the Restated Opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information. Merrill Lynch did not undertake an independent evaluation or appraisal of any of the assets or liabilities of Delta Pine or Monsanto and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct, nor did Merrill Lynch conduct, any physical inspection of the properties or facilities of Delta Pine or Monsanto. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by Delta Pine or Monsanto, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgments of Delta Pine's or Monsanto's management as to the expected future financial performance of Delta Pine or Monsanto, as the case may be. Merrill Lynch also assumed that Monsanto's sales of non-core assets and/or sales of securities to finance its acquisition and product development programs will not have a material adverse effect on the financial forecasts provided to Merrill Lynch by Monsanto or on the market price performance of Monsanto Common Stock. Merrill Lynch further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Merrill Lynch did not express any opinion as to the prices at which shares of Delta Pine Common Stock or Monsanto Common Stock will trade following the consummation of the Merger.

  Merrill Lynch's Restated Opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch, as of the date of such opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the Merger. The Delta Pine Board of Directors did not impose any limitations on the scope of Merrill Lynch's analyses.

  Financial Analyses Underlying the Restated Opinion. The following is a summary of the material financial analyses used by Merrill Lynch in connection with its presentation to the Delta Pine Board of Directors on October 23, 1998, and the preparation of its Restated Opinion delivered to the Delta Pine Board of Directors.

  Historical Stock Price Analysis. Merrill Lynch reviewed the performance of the per share closing market prices of shares of Delta Pine Common Stock and Monsanto Common Stock over the period from October 20, 1997 to October 19, 1998. Merrill Lynch then compared the movement of such closing prices for shares of Delta Pine Common Stock with the movement of a composite index of certain agricultural planting seed companies, specifically, DEKALB, Pioneer, Mycogen, AgriBioTech Inc. ("AgriBioTech") and Monsanto, and such closing prices for Monsanto Common Stock with the movement of the Monsanto Composite Index. Merrill Lynch also compared the movement of the closing prices for each of the Delta Pine Common Stock and the Monsanto Common Stock, over the period from October 20, 1997, through October 19, 1998, with the movement of the Standard and Poor's 400 Index.

  Selected Comparable Companies Analysis. Merrill Lynch compared certain publicly available financial and operating data and projected financial performance (based on Wall Street consensus estimates) of five publicly traded corporations in the agricultural planting seed industry, specifically, AgriBioTech, DEKALB, Mycogen, Pioneer and Monsanto (collectively, the "Delta Pine Updated Selected Comparable Companies") with corresponding financial and operating data and projected financial performance of Delta Pine. Such analysis indicated, among other things, (a) the ratio of the Market Capitalization as of October 19, 1998, to EBITDA for the latest twelve months as of May 31, 1998 (August 31, 1998, in the case of Delta Pine, and June 30, 1998, in the case of AgriBioTech and Monsanto) was 32.9x for Delta Pine compared to maximum, mean and minimum values for the Delta Pine Updated Selected Comparable Companies of 60.9x, 30.0x and 12.5x, respectively, (b) the ratio of the Market Capitalization to estimated 1998 EBITDA was 30.4x for Delta Pine compared to maximum, mean and minimum values for the Delta Pine Updated Selected Comparable Companies of 69.4x, 32.7x and 12.3x, respectively,
(c) the ratio of the price of common equity, as of October 19, 1998, to the earnings per share for the latest twelve months as of May 31, 1998 (August 31, 1998, in the case of Delta Pine, and June 30, 1998 in the case of AgriBioTech and Monsanto) was 74.1x for Delta Pine compared to maximum, mean and minimum values for the Delta Pine Updated Selected Comparable Companies of 142.7x, 67.7x and 22.8x, respectively, and (d) the ratio of the price of common equity to the estimated earnings per share for fiscal year 1998 was 74.1x for Delta Pine compared to maximum, mean and minimum values for the Delta Pine Updated Selected Comparable Companies of 196.7x, 86.1 and 22.8x, respectively. For AgriBioTech, Pioneer and Delta Pine, Merrill Lynch also calculated the ratio of the projected calendar 1999 price/earnings multiple to the Institutional Brokerage Estimate System's five-year projected earnings per share growth rate (the "PEG Ratio"). The PEG Ratio for AgriBioTech, Pioneer and Delta Pine was 0.77x, 1.71x and 1.44x, respectively, on May 1, 1998, and 0.99x, 1.35x and 0.83x, respectively, on October 19, 1998.

  Merrill Lynch compared certain publicly available financial and operating data and projected financial performance (based on Wall Street consensus estimates) of the Monsanto Selected Comparable Pharmaceutical/Agricultural Companies with corresponding financial and operating data and projected financial performance of Monsanto. Such analysis indicated, among other things, (a) the ratio of the Market Capitalization as of October 19, 1998, to EBITDA for the latest twelve months as of June 30, 1998 was 16.8x for Monsanto compared to maximum, mean and minimum values for the Monsanto Selected Comparable Pharmaceutical/Agricultural Companies of 91.2x, 28.3x and 7.3x, respectively, (b) the ratio of the Market Capitalization to estimated 1998 EBITDA was 16.5x for Monsanto compared to maximum, mean and minimum values for the Monsanto Selected Comparable Pharmaceutical/Agricultural Companies of 17.8x, 12.7x and 6.3x, respectively, (c) the ratio of the price of common equity, as of October 19, 1998, to the earnings per share for the latest twelve months as of June 30, 1998, was 37.6x for Monsanto compared to maximum, mean and minimum values for the Monsanto Selected Comparable Pharmaceutical/Agricultural Companies of 28.2x, 24.7x and 19.5x, respectively, and (d) the ratio of the price of common equity to the estimated earnings per share for fiscal year 1998 was 38.8x for Monsanto compared to maximum, mean and minimum values for the Monsanto Selected Comparable Pharmaceutical/Agricultural Companies of 27.7x, 22.1x and 14.7x, respectively.

  Additionally, Merrill Lynch compared certain publicly available financial and operating data and projected financial performance (based on Wall Street consensus estimates) of five publicly traded corporations in the agricultural planting seed industry, specifically, Delta Pine, AgriBiotech, DEKALB, Mycogen and Pioneer (collectively, the "Monsanto Updated Selected Comparable Planting Seed Companies") with corresponding financial and operating data and projected financial performance of Monsanto. Such analysis indicated, among other things, (a) the ratio of the Market Capitalization as of October 19, 1998, to EBITDA for the latest twelve months as of May 31, 1998 (August 31, 1998, in the case of Delta Pine, and June 30, 1998, in the case of Monsanto), was 16.8x for Monsanto compared to maximum, mean and minimum values for the Monsanto Updated Selected Comparable Planting Seed Companies of 60.9x, 35.4x and 12.5x, respectively, (b) the ratio of the Market Capitalization to estimated 1998 EBITDA was 16.5x for Monsanto compared to maximum, mean and minimum values for the Monsanto Updated Selected Comparable Planting Seed Companies of 69.4x, 37.4x and 12.3x, respectively, (c) the ratio of the price of common equity, as of October 19, 1998, to the earnings per share for the latest twelve months as of May 31, 1998 (August 31, 1998, in the case of Delta Pine, and June 30, 1998, in the case of the Monsanto) was 37.6x for Monsanto compared to maximum, mean and minimum values for the Monsanto Updated Selected Comparable Planting Seed Companies of 142.7x, 79.9x and 22.8x, respectively, and (d) the ratio of the price of common equity to the estimated earnings per share for fiscal year 1998 was 38.8x for Monsanto compared to maximum, mean and minimum values for the Monsanto Updated Selected Comparable Planting Seed Companies of 196.7x, 97.8x and 22.8x, respectively.

  Selected Comparable Transaction Analysis. Merrill Lynch analyzed the financial terms, to the extent publicly available, of the seven Selected Comparable Transactions referred to under "THE MERGER--Opinions of Financial Advisor--The Original Opinion--Selected Comparable Transaction Analysis" and five additional transactions involving agricultural planting seed companies which were announced between May 6, 1998 and September 28, 1998 (collectively, the "Updated Selected Comparable Transactions"). The five additional transactions were Monsanto/DEKALB (acquisition of remaining interest), Monsanto/Cargill International Seed Business, Monsanto/Plant Breeding International Cambridge (Unilever), Dow/Mycogen (acquisition of remaining interest) and Hoechst/Cargill North American Seed Business. Merrill Lynch estimated the Transaction Value, as a multiple of revenues, EBITDA and EBIT for the latest twelve months. Merrill Lynch also estimated the Offer Value as a multiple of net income for the latest twelve months and one year projected net income. Such analysis indicated, among other things, (a) the ratio of the Transaction Value of the Merger, based on the market price of Monsanto Common Stock as of October 19, 1998 (the "Updated Merger Transaction Value"), to revenue for the latest twelve months is 6.97x, compared to maximum, mean, median and minimum values of the ratio of the Transaction Value to revenue for the the latest twelve months for the Updated Selected Comparable Transactions of 21.00x, 7.42x, 5.22x and 1.50x, respectively, (b) the ratio of the Updated Merger Transaction Value to EBITDA for the latest twelve months is 37.5x compared to maximum, mean, median and minimum values of the ratio of the Transaction Value to EBITDA for the latest twelve months for the Updated

Selected Comparable Transactions of 54.2x, 29.0x, 18.1x and 14.7x, respectively, (c) the ratio of the Updated Merger Transaction Value to EBIT for the latest twelve months is 46.1x compared to maximum, mean, median and minimum values of the ratio of the Transaction Value to EBIT for the latest twelve months for the Updated Selected Comparable Transactions of 68.5x, 37.1x, 22.3x and 20.7x, respectively, (d) the ratio of the Offer Value of the Merger, based on the market price of Monsanto Common Stock as of October 19, 1998 (the "Updated Merger Offer Value") to the net income for the latest twelve months is 79.1x compared to maximum, mean, median and minimum values of the ratio of the Offer Value to net income for the latest twelve months for the Updated Selected Comparable Transactions of 114.9x, 66.0x, 48.9x and 34.2x, and (e) the ratio of the Updated Merger Offer Value to one year projected net income is 30.9x compared to maximum, mean, median and minimum values of the ratio of the Offer Value to one year projected net income for the Updated Selected Comparable Transactions of 37.1x, 30.0x, 30.6x and 21.6x.

  Discounted Cash Flow Analysis. Merrill Lynch performed a discounted cash flow analysis of (i) the Base Business, and (ii) the TPS, in each case based upon estimates of projected financial performance prepared by the management of Delta Pine. Utilizing these projections, Merrill Lynch calculated a range of implied per share equity values for the Base Business based upon the discounted net present value of the sum of the projected stream of unlevered free cash flows of the Base Business from Delta Pine's 1999 fiscal year to Delta Pine's 2003 fiscal year and the projected terminal value at the end of fiscal 2003 based upon a range of multiples of projected unlevered net income less net debt at August 31, 1998 and divided by the number of fully diluted shares of Delta Pine Common Stock issued and outstanding. In addition, Merrill Lynch calculated a range of implied per share equity values for the TPS based upon the discounted net present value of the sum of the projected stream of unlevered free cash flows of the TPS from Delta Pine's 1999 fiscal year to Delta Pine's 2009 fiscal year and the projected terminal value at the end of fiscal 2009 based upon a range of multiples of projected unlevered net income and divided by the number of fully diluted shares of Delta Pine Common Stock issued and outstanding. Merrill Lynch applied several discount rates (ranging from 13.0% to 15.0% with respect to the Base Business and 26.0% to 30.0% with respect to the TPS) and multiples of unlevered net income (ranging from 22.0x to 26.0x with respect to both the Base Business and the TPS). Utilizing this methodology, the implied present value per share of Delta Pine Common Stock of the Base Business, the TPS and the Total Delta Pine Business ranged from $22.16 to $27.75, $1.77 to $2.91 and $23.93 to $30.66, respectively.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

  The following discussion summarizes the principal U.S. federal income tax consequences of the Merger to holders of Delta Pine Common Stock who hold such stock as a capital asset (generally, property held for investment). The discussion does not address the individual tax position of any holder of Delta Pine Common Stock nor does it address the tax consequences that may be relevant to holders of Delta Pine Common Stock with special tax status, including insurance companies, financial institutions, dealers in securities, holders that are not citizens or residents of the United States, tax-exempt entities and holders that acquired Delta Pine Common Stock upon the exercise of employee stock options or otherwise as compensation. Moreover, the discussion does not address any consequences arising under the laws of any state, locality or foreign jurisdiction. Finally, the tax consequences to holders of stock options, deferred shares or warrants are not discussed. The following discussion is based on the Code, the regulations promulgated thereunder, and administrative rulings and court decisions as of the date hereof. All of the foregoing are subject to change, possibly with a retroactive effect, and any such change could affect the accuracy of the following discussion. No ruling has been or will be sought from the Internal Revenue Service concerning the tax consequences of the Merger. HOLDERS OF SHARES OF DELTA PINE COMMON STOCK ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

  Each of Debevoise & Plimpton, special tax counsel to Delta Pine, and Arnold & Porter, special tax counsel to Monsanto, has delivered to Delta Pine and Monsanto, respectively, opinions dated on or about the date of this Proxy Statement/Prospectus, to the effect that, the Merger will constitute a reorganization within the meaning of

Section 368(a) of the Code. Such opinions assume that the Merger will take place as described in the Merger Agreement and that certain factual matters represented by Delta Pine and Monsanto, which will be reconfirmed prior to the Effective Time, are true and correct. It is a condition to the obligations of Delta Pine and Monsanto to consummate the Merger that each shall receive an opinion, dated immediately prior to the Effective Time, confirming the previously received opinion described herein. Based upon such opinions, the following will be the material U.S. federal income tax consequences of the
Merger:

    (i) no gain or loss will be recognized by the stockholders of Delta Pine upon receipt of Monsanto Common Stock in exchange for their Delta Pine Common Stock, except that a holder of Delta Pine Common Stock who receives cash in lieu of a fractional share of Monsanto Common Stock will recognize gain or loss equal to the difference between the amount of such cash and the tax basis allocated to such stockholder's fractional share of Monsanto Common Stock. In the case of a stockholder of Delta Pine that is not a corporation, long-term capital gain recognized from a fractional share will be taxed at a maximum U.S. federal income tax rate of 20% if the holding period for such fractional share is more than one year;

    (ii) the aggregate tax basis of the Monsanto Common Stock received in the Merger (including fractional shares of Monsanto Common Stock for which cash is received) will be the same as the basis of the Delta Pine Common Stock for which it is exchanged; and

    (iii) the holding period of the Monsanto Common Stock will include the holding period of the Delta Pine Common Stock for which it is exchanged, provided that such Delta Pine Common Stock is held as a capital asset at the Effective Time.

ACCOUNTING TREATMENT

  The Merger will be accounted for as a "purchase" for accounting and financial reporting purposes. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the Effective Time. Although the Merger Agreement requires Monsanto and Delta Pine to use their respective reasonable best efforts to cause the Merger to be accounted for as a pooling of interests, Monsanto and Delta Pine have concurred that pooling-of-interests accounting treatment is not available for the transactions contemplated by the Merger Agreement, including the Merger.

OTHER SIGNIFICANT CONSIDERATIONS

  On August 6, 1998 the exchange ratio became fixed. As a result, the exchange ratio will not be adjusted in the event of an increase or decrease in the market price of either Monsanto Common Stock or Delta Pine Common Stock, or both. Delta Pine stockholders are urged to obtain current market quotations for Monsanto Common Stock and Delta Pine Common Stock. See "THE MERGER AGREEMENT--Terms of the Merger". In addition, although the Merrill Lynch analysis performed in conjunction with the preparation of its fairness opinion indicates that the Merger would be accretive to Monsanto's earnings per share in each of fiscal years 1999 to 2002 based on various assumptions as to the future, there can be no assurance of such effect; also, non-recurring costs relating to the Merger and the issuance of additional shares of Monsanto Common Stock in the Merger may, in fact, cause the Merger to be dilutive, or less accretive than indicated by Merrill Lynch's analysis, to Monsanto's earnings per share in any given year.

  Consummation of the Merger is subject to the expiration or termination of the waiting period under the HSR Act. Monsanto and Delta Pine are obligated under the Merger Agreement to use commercially reasonable efforts to achieve antitrust clearance. The U.S. government has the ability to extend the waiting period largely at its discretion. There can be no accurate prediction of the time required to complete the governmental pre-merger anti-trust review of the proposed transaction, either favorably or unfavorably to the parties, and there can be no assurance as to the likely outcome for the parties. See "THE MERGER AGREEMENT--Conditions to the Merger; Government Regulatory Approvals".

  Five complaints naming Delta Pine, members of the Delta Pine Board of Directors and Monsanto as defendants have been filed in the Court of Chancery of the State of Delaware in and for New Castle County by individual plaintiffs seeking to represent a purported class of Delta Pine stockholders, and an order consolidating all of the actions was entered in that court on June 9, 1998. The plaintiffs allege that the Merger Consideration is unfair and inadequate, that the Delta Pine directors breached their fiduciary duty to Delta Pine's stockholders by entering into the Merger Agreement, and that Monsanto aided and abetted the alleged breach of fiduciary duty. The plaintiffs seek judgment declaring that each such action is maintainable as a class action, to preliminarily or permanently enjoin the consummation of the Merger, or, alternatively, to rescind the Merger in the event it is consummated, an award of unspecified compensatory damages against the defendants, and an award of attorneys' fees and expenses. Monsanto and Delta Pine believe that the complaints are without basis in fact and in law and intend to vigorously defend themselves against the complaints.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain members of Delta Pine management have interests in the Merger in addition to their interests solely as stockholders of Delta Pine. Certain key executives and certain key employees of Delta Pine (approximately 67 persons) will be offered the opportunity to enter into certain employment and non-competition agreements with Monsanto, which agreements also contain various severance benefits for such persons in the event their employment with Monsanto is involuntarily terminated without cause or constructively terminated or retention bonuses in the event such persons continue to be employed after the Effective Time. Not included in those to be offered such contracts are Roger Malkin, Chairman and Chief Executive Officer, and Murray Robinson, President and Chief Operating Officer, who do not have employment agreements with Delta Pine currently, or W. Thomas Jagodinski, Vice President-Finance and Treasurer, who is already a party to an employment agreement with Delta Pine. Within each of these two categories, individual severance benefits are to be determined by a uniform formula. Also, the stock options held by employees and directors of Delta Pine, the vesting of which options will be accelerated immediately prior to the Effective Time will become exercisable just prior to consummation of the Merger. As a result of the Merger, Monsanto will assume an obligation to issue up to 2,830,101 shares (based upon the Merger exchange ratio) of Monsanto Common Stock upon the exercise, after the Effective Date, of options to purchase Delta Pine Common Stock granted by Delta Pine under Delta Pine option plans and not exercised prior to the Effective Date.

NEW YORK STOCK EXCHANGE LISTING

  It is a condition to the parties' obligations under the Merger Agreement that the shares of Monsanto Common Stock issuable pursuant to the Merger Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance. Monsanto presently anticipates that any shares of Monsanto Common Stock issuable upon the exercise of options held by Delta Pine employees or directors will also be listed for trading on the NYSE immediately upon issuance.

DELISTING AND DEREGISTRATION OF DELTA PINE COMMON STOCK

  If the Merger is consummated, the shares of Delta Pine Common Stock will be delisted from all stock exchanges on which they were formerly listed, and will be deregistered under the Exchange Act. Consequently, Delta Pine stockholders will no longer be able to trade Delta Pine Common Stock on any exchange.

                             THE MERGER AGREEMENT

  The following is a summary of certain provisions of the Merger Agreement, which is attached hereto as Appendix A to this Proxy Statement/Prospectus and is incorporated herein by reference. The following summary includes the material terms of such agreement but is not necessarily complete and is qualified in its entirety by reference to the Merger Agreement. Capitalized terms not otherwise defined herein have the same meanings as defined in the Merger Agreement.

TERMS OF THE MERGER

  The Merger Agreement provides that, upon the terms and subject to the conditions contained therein, including the approval of the Merger Agreement by the holders of Delta Pine Common Stock, Delta Pine will be merged with and into Monsanto at the Effective Time, and Monsanto will continue as the surviving corporation.

  After the conditions precedent to the Merger have been fulfilled or waived (where permissible), the filing of a duly executed Certificate of Merger will be made with the Secretary of State of the State of Delaware and the Merger will become effective at the Effective Time, which will occur upon the filing thereof or such later time established by the Certificate of Merger (provided that such later date is not more than 90 days after the Certificate of Merger is filed).

  Pursuant to the Merger Agreement, as of the Effective Time, all shares of Delta Pine Common Stock and all shares of Series M Convertible Non-Voting Preferred Stock of Delta Pine ("Series M Preferred Stock") that are held by Delta Pine, Monsanto, or Monsanto's subsidiaries, other than (i) shares held in connection with market making or proprietary trading activity or for the account of another person, (ii) shares held in fiduciary capacity, or (iii) shares whose cancellation would violate any applicable legal duties or obligations, will be canceled and no capital stock of Monsanto or other consideration will be delivered in exchange therefor.

  The Merger Agreement provides that, subject to the terms and conditions contained therein, each share of Delta Pine Common Stock, and the associated preferred stock purchase right (the "Rights"), and each share of Series M Preferred Stock (collectively, the "Delta Pine Capital Stock") issued and outstanding immediately prior to the Effective Time (other than shares held by Delta Pine, Monsanto, or their respective subsidiaries) will be converted into
0.8625 (the "Exchange Ratio") validly issued, fully paid and nonassessable shares of Monsanto Common Stock. It is anticipated that, as of the Effective Time, no Rights shall be exercisable and all shares of Series M Preferred Stock will be held by Monsanto. All such shares of Delta Pine Capital Stock, when so converted, will no longer be outstanding and will automatically be canceled and retired, and each holder of a certificate which immediately prior to the Effective Time represented shares of Delta Pine Common Stock (the "Certificates") will cease to have any rights with respect thereto, except the right to receive certain dividends and other distributions, certificates representing the shares of Monsanto Common Stock into which such shares are converted and any cash, without interest, in lieu of fractional shares of Monsanto Common Stock to be issued or paid in consideration therefor upon the surrender of such Certificate.

CERTAIN ADJUSTMENTS

  The Merger Agreement provides that, if on or prior to the Effective Time the outstanding shares of Monsanto Common Stock or Delta Pine Common Stock are changed into a different number, class or series of shares or any other security by reason of any reclassification, recapitalization, reorganization, merger, business combination, split-up, stock split, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon with a record date within such period, or any similar event occurs, the Merger exchange ratio (and/or the security or securities to be issued to the holders of Delta Pine Common Stock) will be appropriately adjusted as contemplated by the Merger Agreement prior to such reclassification, recapitalization, reorganization, merger, business combination, split-up, stock split, combination, exchange or dividend or similar event.

OTHER ADJUSTMENTS TO EXCHANGE RATIO

  The Merger Agreement provides that no adjustment to the Exchange Ratio was to be made in the event that the Final Average Price (as described below) of Monsanto Common Stock was not more than 25% greater or less than the Initial Average Price (as described below) of Monsanto Common Stock. In the event that the Final Average Price was more than 25% greater than the Initial Average Price, then the Exchange Ratio was to be reduced to the product of (i) 0.8625 and (ii) the quotient of (A) 1.25 times the Initial Average Price and (B) the Final Average Price. In the event that the Final Average Price was more than 25% less than the Initial Average Price, then Delta Pine would have had the right to terminate the Merger Agreement by giving written notice ("Termination Notice") of its election to do so to Monsanto prior to 5:00 p.m., New York City time, on the second NYSE trading day after the date for measuring the Final Average Price, as provided in the Merger Agreement; provided, however, that the Termination Notice would have been deemed to be rescinded and would have had no effect if, prior to 5:00 p.m., New York City time, on the second Trading Day after the date of Monsanto's receipt of such Termination Notice, if Monsanto had given Delta Pine written notice that it had agreed to increase the Exchange Ratio to the product of (i) 0.8625 and (ii) the quotient of (A)
0.75 times the Initial Average Price and (B) the Final Average Price. If the Final Average Price was more than 25% less than the Initial Average Price and Delta Pine did not deliver a Termination Notice as provided in the immediately preceding sentence, then there would have been no adjustment made to the Exchange Ratio. The "Initial Average Price" of Monsanto Common Stock equaled the average of the closing prices for the Monsanto Common Stock for the 30 NYSE trading days ended May 7, 1998, or $54.36. The "Final Average Price" of Monsanto Common Stock was equal to the average closing price for such stock for the 30 NYSE trading days ended on August 6, 1998, or $55.879. Since the Final Average Price of the Monsanto Common Stock was neither less than 25% below nor more than 25% above the Initial Average Price of the Monsanto Common Stock, the foregoing adjustment provisions were not triggered and the Exchange Ratio became fixed at 0.8625 on August 6, 1998.

SURRENDER AND PAYMENT

  Monsanto has authorized First Chicago Trust Company of New York to act as exchange agent (the "Exchange Agent"). As soon as practicable after the Effective Time, Monsanto will deposit with the Exchange Agent, in trust for the holders of shares of Delta Pine Common Stock converted in the Merger, certificates representing the shares of Monsanto Common Stock issued pursuant to the Merger Agreement in exchange for Certificates, and cash as required to make payments in lieu of any fractional shares of Monsanto Common Stock as a result of the Merger (such cash and shares of Monsanto Common Stock, together with any dividends or distributions with respect thereto, being the "Exchange Fund"). The Exchange Agent will deliver the Monsanto Common Stock issuable pursuant to the Merger Agreement out of the Exchange Fund.

  As soon as practicable after the Effective Time, Monsanto will cause the Exchange Agent to mail to each record holder of a Certificate or Certificates, a letter of transmittal (which will be in such form as Monsanto may reasonably specify, will specify that delivery will be effected, and risk of loss and title to the Certificates will pass only upon actual delivery of the Certificates to the Exchange Agent, and will contain instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Monsanto Common Stock and cash in lieu of fractional shares of Monsanto Common Stock as a result of the Merger). Upon surrender for cancellation to the Exchange Agent of a Certificate, together with such duly executed letter of transmittal and such other documents as the Exchange Agent may reasonably require, the holder of such Certificate will be entitled to receive in exchange therefor (i) a certificate representing that number of whole shares of Monsanto Common Stock into which the shares represented by the surrendered Certificate or Certificates will have been converted at the Effective Time, (ii) cash in lieu of any fractional shares of Monsanto Common Stock as a result of the Merger and (iii) certain dividends and other distributions in accordance with the Merger Agreement, and any Certificate so surrendered will forthwith be canceled. DELTA PINE STOCKHOLDERS SHOULD NOT FORWARD THE CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED THE LETTER OF TRANSMITTAL.

  All shares of Monsanto Common Stock issued upon the surrender of Certificates for exchange in accordance with the terms of the Merger Agreement (including any cash paid pursuant to the Merger Agreement) will be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Delta Pine Common Stock represented by such Certificates.

  No dividends or other distributions that are declared on or after the Effective Time on Monsanto Common Stock, or are payable to the holders of record thereof on or after the Effective Time, will be paid to any person entitled by reason of the Merger to receive a certificate representing Monsanto Common Stock until such person surrenders the related Certificate or Certificates, as provided above, and no cash payment in lieu of fractional shares will be paid to any such person until such person shall so surrender the related Certificate or Certificates. In no event shall the person entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions. If any cash or certificate representing shares of Monsanto Common Stock is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of such exchange that the Certificate so surrendered will be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange will pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such shares of Monsanto Common Stock in a name other than that of the registered holder of the Certificate surrendered, or will establish to the satisfaction of Monsanto that such tax has been paid or is not applicable.

  Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for six months after the Effective Time shall be delivered to Monsanto, upon demand, and any holders of the Certificates who have not theretofore complied with the terms of the Merger Agreement with respect to the surrender of Certificates shall thereafter look only to Monsanto for payment of their claims, any dividends or distributions with respect to Monsanto Common Stock, as applicable, and any cash in lieu of fractional shares of Monsanto Common Stock.

FRACTIONAL SHARES

  No certificates or scrip representing fractional shares of Monsanto Common Stock will be issued upon the surrender of Certificates for exchange, no Monsanto dividend or other distribution or stock split will be paid with respect to any fractional share, and no fractional share will entitle the owner thereof to vote or to any other rights of a shareowner of Monsanto. As promptly as practicable following the Effective Time, Monsanto will cause the Exchange Agent to determine the excess (the "Excess Shares") of (A) the number of whole shares of Monsanto Common Stock delivered to the Exchange Agent by Monsanto pursuant to the Merger Agreement over (B) the aggregate number of whole shares of Monsanto Common Stock to be distributed to former holders of Delta Pine Common Stock pursuant to the Merger Agreement. Following the Effective Time, the Exchange Agent shall, on behalf of former holders of Certificates representing Delta Pine Common Stock, sell the Excess Shares at then-prevailing prices on the NYSE pursuant to the terms of the Merger Agreement, as promptly following the Effective Time as is practical consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the holders of Certificates formerly representing Delta Pine Common Stock, the Exchange Agent will hold such proceeds in trust for such holders (the "Common Stock Trust"). The Exchange Agent will determine the portion of the Common Stock Trust to which each former holder of Delta Pine Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Stock Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Delta Pine Common Stock is entitled (after taking into account all shares of Delta Pine Common Stock held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Delta Pine Common Stock are entitled.

  The Merger Agreement provides that Monsanto may elect at its option, prior to the Effective Time, in lieu of the issuance and sale of Excess Shares and the making of the payments described in the previous paragraph, to pay each former holder of Delta Pine Common Stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such former holder (after taking into account all shares of

Delta Pine Common Stock held at the Effective Time by such holder) would otherwise be entitled by (B) the closing price for a share of Monsanto Common Stock as reported on the NYSE Composite Transaction Tape on the closing date of the Merger (the "Closing Date").

CONDITIONS TO THE MERGER; GOVERNMENTAL REGULATORY APPROVALS

  The respective obligations of Monsanto and Delta Pine to effect the Merger are subject to the fulfillment of certain conditions at or prior to the Effective Time including: (a) adoption of the Merger Agreement by the requisite vote of the stockholders of Delta Pine; (b) authorization of the shares of Monsanto Common Stock issuable in the Merger for listing on the NYSE; (c) no action taken by a court or other governmental entity preventing the consummation of the Merger or making the Merger or actions taken thereunder illegal; (d) the performance by the parties in all material respects of the parties' respective obligations under the Merger Agreement, and the correctness in all material respects (as provided in the Merger Agreement) of the parties' respective representations and warranties; (e) the delivery of certain closing certificates and opinions of tax counsel; (f) the transfer by Delta Pine to a wholly owned subsidiary of Delta Pine of all its right, title and interest in and to all of the intellectual property and all of the varieties and hybrids of cotton and soybeans in which Delta Pine owns any interest; (g) the Merger Agreement shall not have been terminated as provided therein; and (h) with respect to the obligations of each of Monsanto and Delta Pine, there shall not have occurred any material adverse change in the other party, except, in the case of changes in Monsanto, changes generally affecting the industries in which Monsanto operates.

  The HSR Act, and the rules and regulations thereunder, require that parties to a proposed merger or business combination exceeding a certain size file with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") Notification and Report Forms ("Forms") with respect to such merger or business combination. The parties thereafter are required to observe a waiting period before consummating the reported transaction. In compliance with the HSR Act, Delta Pine and Monsanto filed Forms on May 15, 1998, with the Antitrust Division and FTC with respect to the Merger, and subsequently received requests from the Antitrust Division and FTC for additional information concerning the proposed transaction, thereby extending the waiting period under the HSR Act. The Merger is subject to the expiration or termination of the applicable waiting period under the HSR Act.

  At any time prior to the Effective Time, each of the parties to the Merger Agreement may (i) extend the time for the performance of the other's obligations or acts (subject to termination provisions), (ii) waive any inaccuracies in the representations or warranties of the other party in the Merger Agreement or in any document delivered pursuant thereto or (iii) waive the other party's compliance with any agreements or conditions contained in the Merger Agreement which may legally be waived.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains customary representations and warranties of Monsanto, including, among other things: (a) the accuracy of documents filed by Monsanto with the Commission since January 1, 1995; (b) the accuracy of information supplied by Monsanto to be included in the Merger Agreement and in the Registration Statement; (c) regulatory matters and compliance with laws; and (d) disclosure as to certain fees. In addition, the Merger Agreement contains representations and warranties by Monsanto as to, among other things, its organization, capital structure, authority to enter into the Merger Agreement and the binding effect of the Merger Agreement.

  The Merger Agreement also contains similar customary representations and warranties of Delta Pine, as well as additional representations and warranties, including, among other things: (a) receipt of a fairness opinion from Merrill Lynch; (b) that the Delta Pine Board of Directors has taken all action necessary to exempt Monsanto, the Merger Agreement and the transactions contemplated thereby from the effect of the Rights Agreement; (c) no material adverse change in the business except as disclosed in its documents filed with the Commission prior to the date of the Merger Agreement; (d) regulatory matters and compliance with laws; (e) tax matters;

(f) disclosure regarding pending or threatened litigation against or involving Delta Pine; (g) employee and labor matters; (h) intellectual property and germplasm matters; and (i) disclosure regarding certain liabilities.

CONDUCT OF BUSINESS PENDING THE MERGER

  Pursuant to the Merger Agreement, Delta Pine has agreed that, during the period from the date of the Merger Agreement through the Effective Time (except as otherwise expressly permitted by the terms of the Merger Agreement), it will, and it will cause its respective subsidiaries to, in all material respects, (i) carry on its business in the ordinary course, (ii) use reasonable best efforts to preserve intact its current business organization,
(iii) keep available the services of its current officers and employees, and
(iv) preserve its relationships with customers, suppliers and others.

  In addition, Delta Pine has agreed that neither Delta Pine nor, where applicable, its subsidiaries, without Monsanto's prior written consent or as otherwise permitted under the Merger Agreement, will: (a) amend its certificate of incorporation or bylaws; (b) split, combine or reclassify its outstanding capital stock or declare, set aside or pay any dividend payable in cash, stock or property with respect to the same, provided that Delta Pine may declare and pay regular quarterly dividends of not more than $0.03 per share;
(c) issue or agree to issue any additional shares of, or rights to acquire shares of, capital stock other than the issuance of shares of capital stock of a subsidiary to Delta Pine or, with respect to Delta Pine, shares issuable upon exercise of outstanding options pursuant to the Delta Pine 1993 Stock Option Plan and the 1995 Delta Pine Long-Term Incentive Plan (collectively, the "Delta Pine Option Plans"); (d) enter into or agree to enter into any new or amended contract or agreement with any labor unions; (e) authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into an agreement in principle or an agreement with respect to any merger, consolidation or business combination (other than the Merger), or any acquisition or disposition of a material amount of assets or securities (other than inventory in the ordinary course of business); (f) enter into or amend any employment, severance or change-in-control agreement, or benefit plan except as required by law or regulations, or as expressly provided by the Merger Agreement or in the ordinary course; (g) (i) except in the ordinary course of business, create, incur or assume any debt other than under existing or approved lines of credit or to fund out-of-pocket costs incurred in connection with the transactions contemplated by the Merger Agreement, (ii) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person except majority-owned subsidiaries of Delta Pine in the ordinary course of business or (iii) make any loans, advances or capital contributions to, or investments in, any other person other than a majority-owned subsidiary; (h) amend the Rights Agreement or redeem any of the rights granted under the Rights Agreement; or (i) take any action that it is prohibited from taking under the Merger Agreement or that would constitute or is likely to cause a breach of any covenant, agreement, or representation set forth in the Merger Agreement.

DELTA PINE STOCK OPTIONS AND WARRANTS

  Holders of each outstanding Delta Pine stock option issued under the Delta Pine Option Plans may elect to exercise their vested and previously unvested options immediately prior to the consummation of the Merger. As of the Effective Time, each unexercised Delta Pine stock option will become, by virtue of the Merger and Monsanto's assumption thereof, a stock option to purchase a number of shares of Monsanto Common Stock equal to the number of shares of Delta Pine Common Stock that could have been purchased under such Delta Pine stock option multiplied by the Merger exchange ratio of 0.8625 at an exercise price per share of Monsanto Common Stock equal to the per share option exercise price specified in the Delta Pine stock option divided by
0.8625. After the Merger, all references to Delta Pine in the Delta Pine Option Plans, the applicable stock option and other awards agreements issued thereunder and in any other Delta Pine stock options will be deemed to refer to Monsanto.

NO SOLICITATION

  Pursuant to the Merger Agreement, Delta Pine will not, and will not authorize or permit any of its subsidiaries or any of its or its subsidiaries' officers, directors, employees, agents or other representatives to, directly or indirectly, solicit, initiate or encourage any discussions or negotiations concerning any Acquisition Transaction (as defined below) with any person; provided, however, that Delta Pine may, prior to the Special Meeting, in response to a bona fide unsolicited written proposal with respect to an Acquisition Transaction from a credible third party which the Delta Pine Board of Directors concludes in good faith in the exercise of its fiduciary obligations is more favorable to Delta Pine and its stockholders than the Merger, furnish or disclose non-public information to, and negotiate, explore or otherwise engage in substantive discussions with, such third party. Delta Pine will immediately notify Monsanto of any inquiries or proposals relating to any Acquisition Transaction. As defined and used in the Merger Agreement, "Acquisition Transaction" means any inquiries or the making of any proposal or offer with respect to any merger, consolidation or other business combination involving Delta Pine or the acquisition of all or substantially all of the assets or capital stock of Delta Pine.

INDEMNIFICATION

  The Merger Agreement provides that, for a period of six years from and after the Effective Time, Monsanto agrees to, and to cause the surviving corporation to, indemnify all past and present officers and directors of Delta Pine and of its subsidiaries against all losses, obligations, expenses, claims, damages and liabilities arising out of actions taken at or prior to the Effective Time in connection with their duties as directors or officers of Delta Pine (including the transactions contemplated by the Merger Agreement), to the fullest extent permitted and on such conditions as may be required under applicable law.

TERMINATION

  The Merger Agreement will be terminated if not approved by the stockholders of Delta Pine and may be terminated prior to the Effective Time, whether before or after the approval by the stockholders of Delta Pine, by: (a) mutual written consent of Delta Pine and Monsanto; (b) either Monsanto or Delta Pine, if the Merger has not been effected on or prior to June 30, 1999 (or December 31, 1999, under certain circumstances); (c) either Monsanto or Delta Pine, in the event there is any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Monsanto or Delta Pine from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable; (d) Monsanto, if the Delta Pine Board of Directors has modified, withdrawn or changed its recommendation or approval of adoption of the Merger Agreement in a manner adverse to Monsanto; (e) Monsanto, if any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934) other than Monsanto or any of its subsidiaries or affiliates and other than any of certain institutional investors shall have become the beneficial owner of more than 15% of the outstanding Delta Pine Common Stock; or (f) by Delta Pine prior to the date of the Special Meeting, to allow Delta Pine to enter into an agreement in respect of an Acquisition Transaction which the Delta Pine Board of Directors has determined in the exercise of its fiduciary duties is more favorable to Delta Pine and its stockholders than the Merger. In addition, the Merger Agreement would have been terminable by Delta Pine had the Final Average Price of Monsanto Common Stock been less than $40.77 (subject to the right of Monsanto to void such termination by increasing the Exchange Ratio to offset the decrease in value of the Merger Consideration). See "THE MERGER AGREEMENT-- Terms of the Merger" and "--Other Adjustments to Exchange Ratio".

TERMINATION FEES

  In the event that Delta Pine has willfully failed to perform any of its obligations under the Merger Agreement or has breached any of its representations or warranties contained therein in any material respect, and, as a result of such failure or such breach, either the consummation of the Merger shall not have occurred as of the date which the parties will set as the Closing Date pursuant to the terms of the Merger Agreement (the "Target Closing Date") (which may only be set after all conditions to closing have been waived or satisfied) or the Merger Agreement shall have been terminated pursuant to the provisions thereof, then in any such case, Delta Pine shall promptly, but in no event later than two NYSE trading days after the date of such failure to consummate the Merger or termination, pay Monsanto a termination fee of $40 million plus an amount, not to exceed $1 million, equal to Monsanto's actual and reasonably documented out-of-pocket expenses directly attributable to the proposed acquisition of Delta Pine, including negotiation and execution of the Merger Agreement and the attempted financing and completion of the Merger. Delta Pine is not required to pay more than one termination fee and reimbursement of expenses.

  In the event (i) that the consummation of the Merger shall not have occurred as of the Target Closing Date solely due to (A) the failure of any applicable waiting period under the HSR Act relating to the Merger to expire or terminate or (B) a judgment, injunction, order or decree (with respect to any anti-trust law) having been entered (other than because of the breach of the Merger Agreement by Delta Pine), (ii) that Monsanto has willfully failed to perform any of its obligations under the Merger Agreement or has breached any of its representations or warranties contained therein in any material respect, and, as a result of such failure or such breach, either the consummation of the Merger shall not have occurred as of the Target Closing Date or the Merger Agreement shall have been terminated, or (iii) that the Merger does not qualify for treatment as a reorganization under Section 368(a) of the Code (and if, in the circumstance described in (iii), Monsanto elects to pay), then in any such case, Monsanto shall promptly, but in no event later than two NYSE trading days after the date of such failure to consummate the Merger or termination, pay Delta Pine a termination fee of (x) in the case of clause (i) above, $80 million, or (y) in the case of clause (ii) or (iii) above, $40 million, in either case plus an amount, not to exceed $1 million, equal to Delta Pine's actual and reasonably documented out-of-pocket expenses directly attributable to the proposed acquisition of Delta Pine, including negotiation and execution of the Merger Agreement and the completion of the Merger. Monsanto is not required to pay more than one termination fee and reimbursement of expenses.

FEES AND EXPENSES

  Each party shall pay its own costs and expenses relating to the Merger Agreement and the transactions contemplated thereby. In the event the Merger Agreement is terminated pursuant to its terms, no liability will extend to any party to the Merger Agreement, except that the confidentiality, expense and governing law provisions of the Merger Agreement will survive termination and the Termination Option Agreement will survive in accordance with its terms, and except that no such termination shall relieve any party from liability for breach of the Merger Agreement or failure by it to perform its obligations thereunder.

AMENDMENT

  The Merger Agreement may be amended by the parties thereto, by or pursuant to action taken by their respective Boards of Directors, at any time before or after approval of the Merger Agreement and the transactions contemplated thereby by the stockholders of Delta Pine, but, after any such approval, no amendment may be made without further approval by such stockholders if the amendment would change the Merger consideration, Monsanto's Restated Certificate of Incorporation, or would adversely affect the Delta Pine stockholders.

RESALES; AFFILIATES

  Shares of Monsanto Common Stock received by Delta Pine stockholders in the Merger will be freely transferable, except that such shares received by persons who are deemed to be affiliates of Delta Pine prior to the Merger may be resold by them only after results of operations of the combined companies covering a period of at least 30 days shall have been made public, and also only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or pursuant to Rule 144 promulgated under the Securities Act in the case of such persons who are or become affiliates of Monsanto) or as otherwise permitted under the Securities Act.

TERMINATION OPTION AGREEMENT

  Monsanto and Delta Pine, in connection with the execution of the Merger Agreement on May 8, 1998, also entered into the Termination Option Agreement pursuant to which Delta Pine granted an irrevocable option (the

"Stock Option") to Monsanto to purchase up to 7,614,659 shares of Delta Pine Common Stock, or such other number of shares of Delta Pine Common Stock as equals 19.9% of the issued and outstanding shares of Delta Pine Common Stock at the time of exercise of the Stock Option, at a price of $46.25 per share (the "Exercise Price"). The Stock Option may be exercised in writing by Monsanto only after (a) any corporation, partnership, person, other entity or group other than Monsanto or any of its subsidiaries or affiliates or any specified entities (each a "Third Party") becomes the beneficial owner of more than 15% of the outstanding Delta Pine Common Stock, (b) any Third Party commences a tender offer for at least 15% of the outstanding Delta Pine Common Stock, or (c) Delta Pine enters into, or announces that it has agreed to enter into, an agreement in respect of an Acquisition Transaction. The Stock Option is exercisable until the earliest to occur of (i) the closing of any Acquisition Transaction with a Third Party, (ii) any Third Party's acquisition of beneficial ownership of more than 50% of the outstanding Delta Pine Common Stock, (iii) 90 days after the occurrence of any event set forth in the foregoing clauses (a), (b) or (c), or (iv) 90 days after the date of termination of the Merger Agreement.

  The Termination Option Agreement also grants Monsanto certain registration rights relating to the sale of the Delta Pine Common Stock purchased by Monsanto pursuant to the Stock Option.

                 UNAUDITED SUPPLEMENTAL PRO FORMA INFORMATION

  In May 1998, Monsanto announced that it had entered into an agreement to acquire the remaining shares of DEKALB Genetics Corporation ("DEKALB") that Monsanto did not already own for a purchase price of approximately $2.3 billion. On July 16, 1998, Monsanto acquired Plant Breeding International Cambridge Limited ("PBIC") for a purchase price of approximately $525 million. On October 1, 1998, Monsanto acquired the international seed operations of Cargill Incorporated ("Cargill") in Central and Latin America, Europe (excluding certain operations in the United Kingdom), Asia and Africa for a purchase price of approximately $1.4 billion. These transactions are not included in the unaudited pro forma combined financial information included in this document. Outlined below, as supplemental information, is unaudited pro forma financial information as if the DEKALB, PBIC and Cargill acquisitions and the Merger (hereinafter collectively referred to as the "Monsanto Transactions") had occurred at the beginning of the earliest period presented.

  The unaudited supplemental pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the Monsanto Transactions been consummated at the dates indicated, nor is it necessarily indicative of future operating results or financial position.

                                                 FOR THE SIX
                                                 MONTHS ENDED      FOR THE
                                                   JUNE 30,      YEAR ENDED
                                                     1998     DECEMBER 31, 1997
                                                 ------------ -----------------
                                                    (IN MILLIONS, EXCEPT FOR
                                                       PER SHARE AMOUNTS)
NET SALES
Monsanto........................................    $4,514         $7,514
Monsanto Transactions...........................       772            836
                                                    ------         ------
Monsanto supplemental pro forma.................    $5,286         $8,350
                                                    ======         ======
INCOME (LOSS) FROM CONTINUING OPERATIONS
Monsanto........................................    $  453         $  294
Monsanto Transactions...........................        28             25
Pro forma net interest and amortization of
 intangible assets..............................      (223)          (444)
                                                    ------         ------
Monsanto supplemental pro forma.................    $  258         $ (125)
                                                    ======         ======
WEIGHTED AVERAGE SHARES OUTSTANDING--BASIC
Monsanto........................................       599            590
Delta Pine effect...............................        31             31
                                                    ------         ------
Total...........................................       630            621
                                                    ======         ======
BASIC EARNINGS (LOSS) PER SHARE--CONTINUING
 OPERATIONS
Monsanto........................................    $ 0.76         $ 0.50
Monsanto supplemental pro forma.................      0.41          (0.20)
                                                    ------         ------
Supplemental pro forma dilution.................    $(0.35)        $(0.70)
                                                    ======         ======
WEIGHTED AVERAGE SHARES OUTSTANDING--DILUTED(1)
Monsanto........................................       624            611
Delta Pine effect...............................        33             32
                                                    ------         ------
Total...........................................       657            643
                                                    ======         ======
DILUTED EARNINGS (LOSS) PER SHARE--CONTINUING
 OPERATIONS(1)
Monsanto........................................    $ 0.73         $ 0.48
Monsanto supplemental pro forma.................      0.39          (0.19)
                                                    ------         ------
Supplemental pro forma dilution.................    $(0.34)        $(0.67)
                                                    ======         ======

--------
(1) When calculating Monsanto's diluted earnings per share--continuing operations for the year ended December 31, 1997, weighted average shares outstanding--diluted of 611 million is used. However, because the pro forma effects of the Monsanto Transactions result in a loss from continuing operations for the year ended December 31, 1997, common share equivalents are anti-dilutive. Therefore, when calculating the Monsanto supplemental pro forma diluted loss per share--continuing operations for the year ended December 31, 1997, weighted average shares outstanding--basic of 590 million and 31 million for Monsanto and the Delta Pine effect, respectively, are used.

  The estimated excess of the purchase price over the acquired net assets of Delta Pine, DEKALB, Cargill and PBIC has been assigned to acquired in-process research and development, goodwill and other intangible assets. The unaudited supplemental pro forma information reflects the amortization of goodwill and other intangible assets over lives ranging from 7 to 20 years. The write-offs for acquired in-process research and development, currently estimated to be between $1 billion and $1.3 billion (pre-tax), have not been included in the unaudited supplemental pro forma information. Pro forma interest expense is computed using a weighted average rate of 8.0%. The net assets, the acquired in-process research and development and the acquired intangibles of Delta Pine, DEKALB, the Cargill seed operations and PBIC were valued using preliminary estimates of fair values which are subject to change.

  The Monsanto supplemental pro forma loss from continuing operations for the year ended December 31, 1997 includes an after-tax special charge of $455 million related to acquired in-process research and development for Monsanto. Excluding this special charge, the Monsanto supplemental pro forma income from continuing operations for the year ended December 31, 1997 would total $330 million, or $0.53 per share-basic and $0.51 per share diluted.

                     DESCRIPTION OF MONSANTO CAPITAL STOCK

GENERAL

  The authorized capital stock of Monsanto consists of 1,000,000,000 shares of Monsanto Common Stock of which, as of October 26, 1998, there were 604,018,438 shares issued and outstanding (and 217,952,532 shares held in Monsanto's treasury) and 10,000,000 shares of Preferred Stock, no par value per share ("Monsanto Preferred Stock"), of which, as of October 26, 1998, there were no shares issued and outstanding. All of the outstanding shares have been validly issued and are fully paid, nonassessable and free of preemptive rights with no personal liability attaching to the ownership thereof. As of October 26, 1998, except for options to acquire not more than 85 million shares of Monsanto Common Stock pursuant to Monsanto stock option plans, there were no outstanding subscriptions, options, warrants, rights, contracts or other arrangements or commitments obligating Monsanto to issue any shares of its capital stock or any securities convertible into or exchangeable for shares of its capital stock. The following summary description of the capital stock of Monsanto does not purport to be complete and is qualified in its entirety by reference to Monsanto's Restated Certificate of Incorporation, to the applicable Certificate of Designations of Preferred Stock (each a "Preferred Stock Designation") and to the DGCL.

MONSANTO COMMON STOCK

  Subject to the rights of holders of any outstanding Monsanto Preferred Stock, the holders of outstanding shares of Monsanto Common Stock are entitled to share ratably in dividends declared out of assets legally available therefor at such time and in such amounts as the Monsanto Board of Directors may from time to time lawfully determine.

  Each holder of Monsanto Common Stock is entitled to one vote for each share held and, except as otherwise required by law or provided with respect to any series of Monsanto Preferred Stock, the holders of Monsanto Common Stock will exclusively possess all voting power. Holders of Monsanto Common Stock are not entitled to cumulate votes for the election of directors. The Monsanto Common Stock is not entitled to conversion or preemptive rights and is not subject to redemption or assessment. Subject to the rights of holders of any outstanding Monsanto Preferred Stock, upon liquidation, dissolution or winding up of Monsanto, any assets legally available for distribution to shareowners as such are to be distributed ratably among the holders of the Monsanto Common Stock at that time outstanding.

  The Monsanto Common Stock is listed on the New York Stock Exchange under the symbol "MTC".

MONSANTO PREFERRED STOCK

  The Monsanto Board of Directors has the authority to issue Monsanto Preferred Stock in one or more series with such distinctive serial designations, at such price or prices and for such other consideration as may be fixed by the Monsanto Board of Directors. Monsanto Preferred Stock of all series shall be in all respects entitled to the same preferences, rights and privileges and subject to the same qualifications, limitations and restrictions; provided, however, that different series of Monsanto Preferred Stock may vary with respect to, among other things, dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences and the number of shares constituting each such series as shall be determined and fixed by resolution or resolutions of the Monsanto Board of Directors providing for the issuance of such series, without any further vote or action by the shareowners of Monsanto. The ability of the Monsanto Board of Directors to issue Monsanto Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Monsanto. As of the date hereof, no shares of Monsanto Preferred Stock are issued and outstanding.

DESCRIPTION OF RIGHTS

  In January 1990, pursuant to a Rights Agreement, dated as of January 26, 1990 between Monsanto and First Chicago Trust Company as successor to the First National Bank of Boston, as Rights Agent (the "Monsanto Rights Agreement"), the Monsanto Board of Directors declared a dividend of one Monsanto Series A Junior Participating Preferred Stock (the "Series A Preferred") purchase right on each then-outstanding share of Monsanto Common Stock. If a person or group acquires beneficial ownership of 20% or more, or announces a tender offer that would result in beneficial ownership of 20% or more, of the outstanding Monsanto Common Stock, the rights become exercisable and, as a result of two subsequent stock splits, for every 10 rights held, the owner will be entitled to purchase one one-hundredth of a share of a new series of Monsanto Preferred Stock for $450. If Monsanto is acquired in a business combination transaction while the rights are outstanding, for every 10 rights held, the holder will be entitled to purchase, for $450, common shares of the acquiring company having a market value of $900. In addition, if a person or group acquires beneficial ownership of 20% or more of the outstanding Monsanto Common Stock, for every 10 rights held, the holder (other than such person or members of such group) will be entitled to purchase, for $450, a number of shares of Monsanto Common Stock having a market value of $900. Furthermore, at any time after a person or group acquires beneficial ownership of 20% or more (but less than 50%) of the outstanding Monsanto Common Stock, the Monsanto Board of Directors may, at its option, exchange part or all of the rights (other than rights held by the acquiring person or group) for shares of Monsanto Common Stock on a one-share-for-every-10-rights basis. At any time prior to the acquisition of such a 20% position, Monsanto can redeem each right for $0.001. The Monsanto Board of Directors also is authorized to reduce the aforementioned 20% thresholds to not less than 10%. The rights expire in January 2000.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Monsanto Common Stock is First Chicago Trust Company of New York.

                      COMPARATIVE RIGHTS OF COMMON STOCK

  The following summary compares certain rights of Monsanto common shareowners under the Monsanto Restated Certificate of Incorporation and By-Laws with certain rights of Delta Pine common stockholders under the Delta Pine Restated Certificate of Incorporation and By-Laws. Upon consummation of the Merger, certain stockholders of Delta Pine, whose rights as shareowners are governed by the Delta Pine Restated Certificate of Incorporation and By-Laws and by the DGCL, will become shareowners of Monsanto whose rights as shareowners will be governed by the Monsanto Restated Certificate of Incorporation and By-Laws and by the DGCL. The following is a summary of the material differences in the rights of common shareowners of Monsanto and stockholders of Delta Pine and is qualified in its entirety by reference to the Restated Certificate of Incorporation and By-Laws of each of Monsanto and Delta Pine. Certain topics discussed below are also subject to federal law and the regulations promulgated thereunder.

  Nominations of Directors. The Delta Pine By-Laws provide that nominations of persons for election to the Delta Pine Board of Directors may be made at a meeting of stockholders (i) by or at the direction of the Delta Pine Board of Directors, (ii) by any nominating committee or person appointed by the Delta Pine Board of Directors or (iii) by any stockholder entitled to vote for the election of directors at the meeting and who complies with a series of notice procedures (effectively requiring such stockholder to deliver notice to the principal executive offices of Delta Pine not less than 60 days nor more than 90 days prior to such meeting).

  The Monsanto By-Laws have a substantially similar section, providing, in part, that nominations of persons for election to the Monsanto Board of Directors may be made at a meeting of shareowners (i) by or at the direction of the Monsanto Board of Directors or (ii) by any shareowner entitled to vote for the election of directors at the meeting and who complies with a series of notice procedures (effectively requiring such stockholder to deliver notice to the principal executive offices of Monsanto not less than 60 nor more than 90 days prior to such meeting).

  Procedure for Election of Directors. Both the Delta Pine and Monsanto By-Laws provide that the election of directors shall be by ballot and a plurality of the votes cast shall elect directors, while all matters other than the election of directors submitted to the shareowners at any meeting shall be decided by a majority (or such other percentage requirement pursuant to the respective Restated Certificate of Incorporation and By-Laws of each of Delta Pine and Monsanto) of the votes cast with respect thereto.

  Judges of Election. All voting at Delta Pine stockholders' meetings is conducted solely under the direction of three judges elected by the Delta Pine Board of Directors in advance of each meeting of stockholders to serve with respect to such meeting. The decision of a majority of the judges as to the outcome of all voting at such meetings is binding upon Delta Pine and its stockholders.

  The Monsanto By-Laws provide that before each meeting of shareowners, the Chairman of the Board or another officer designated by the Monsanto Board of Directors shall appoint one or more inspectors of election for the meeting. Each inspector has such duties as are provided by law, and takes and signs an oath to faithfully execute the duties of inspector with strict impartiality and according to the best of such person's ability. The Chairman of the meeting is obligated to fix and announce at the meeting the date and time of the opening and closing of the polls for each matter upon which the shareowners will vote at the meeting.

  Number of Directors. The number of members of the Delta Pine Board of Directors is fixed from time to time by a vote of the majority of the entire Delta Pine Board of Directors. The directors have staggered three-year terms, as provided under Article Five of the Delta Pine Restated Certificate of Incorporation. Article Five may not be amended, repealed or altered absent the affirmative vote of the holders of at least 80% of all of the voting power of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class.

  The Monsanto By-Laws provided that the number of members of the Monsanto Board of Directors may not be less than five nor more than twenty, such number to be fixed from time to time exclusively by resolution of a majority of the entire Monsanto Board of Directors. The directors have staggered three-year terms, as provided in the Monsanto Restated Certificate of Incorporation.

  Removal of Directors. The Delta Pine Restated Certificate of Incorporation provides that a director may be removed at any time, but only for cause and only by the affirmative vote of the holders of at least 75% of outstanding shares of the capital stock of Delta Pine entitled to vote generally in the election of directors, voting as a single class.

  The Monsanto By-Laws provide that any director may be removed at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the outstanding shares of the capital stock of Monsanto entitled to vote generally in the election of directors, voting as a single class.

  Special Meetings of Shareowners. The Delta Pine By-Laws authorize only the Chairman of the Board or a majority of the entire Delta Pine Board of Directors to call a special meeting of stockholders.

  The By-Laws of Monsanto provide that a special meeting of shareowners may be called by the Chairman of the Board or the President, or pursuant to resolution of the Monsanto Board of Directors. Further, any previously scheduled special meeting of shareowners may be postponed by resolution of the Monsanto Board of Directors.

  Action Without Meeting. The Delta Pine By-Laws provide that any action required or permitted to be taken by its stockholders must be effected (i) at an annual or special meeting of stockholders or (ii) by the unanimous consent in writing by such stockholders. Since the Delta Pine Restated Certificate of Incorporation and By-Laws are silent on this issue with respect to directors, the DGCL governs. Pursuant to (S) 141(f) of the DGCL, action may be taken without a meeting of the board of directors if all members of such board consent thereto in writing, and the writings are filed with the minutes of proceedings of the board of directors.

  The Monsanto Restated Certificate of Incorporation provides that any action required or permitted to be taken by the shareowners must be effected at an annual or special meeting of shareowners and may not be effected by any consent in writing in lieu of a meeting of such shareowners. The Monsanto Board of Directors, however, may take action without a meeting if all members of the Monsanto Board of Directors consent thereto in writing, and the writing or writings are filed with minutes of proceedings of the Monsanto Board of Directors or committee.

  Required Vote for Authorization of Certain Actions. The Delta Pine Restated Certificate of Incorporation provides that unless such action has been recommended by a vote of at least two-thirds of the entire Delta Pine Board of Directors, an affirmative vote of the holders of at least 75% of all of the voting power of all of the then-outstanding shares of Delta Pine capital stock entitled to vote generally in the election of directors is required to effect
(i) any merger or consolidation, (ii) an amendment to the Restated Certificate of Incorporation in most instances, (iii) the sale, lease, exchange, transfer or disposition of all or substantially all of Delta Pine's assets, or (iv) the adoption of any plan or proposal for liquidation or dissolution. In the event that at least two-thirds of the entire Delta Pine Board of Directors have approved such action, only a simple majority vote of the stockholders is required.

  The Monsanto Restated Certificate of Incorporation provides that an affirmative vote of the holders of at least 80% of all of the then-outstanding shares of Monsanto capital stock is required to effect an amendment to the Restated Certificate of Incorporation in most instances. However, an affirmative vote of a simple majority of the holders of all of the then-outstanding shares of Monsanto capital stock is required to effect (i) the sale, lease or exchange of all or substantially all of Monsanto's property and assets, including its goodwill and its corporate franchises, or (ii) an increase or decrease in the authorized stock of any class or classes of Monsanto. Other than as it relates to the Monsanto Preferred Stock, there is no super-majority requirement in Monsanto's Restated Certificate of Incorporation or By-Laws regarding merger or consolidation; therefore, pursuant to the DGCL, an affirmative vote of a simple majority of the holders of all of the then-outstanding shares of Monsanto capital stock would be required to effect a merger or consolidation requiring shareowner approval.

  Amendment of By-laws. The Delta Pine By-Laws may be amended, added to, rescinded or repealed at any meeting of the Delta Pine Board of Directors, provided notice of the proposed change was provided in the notice of the meeting. The stockholders may amend, alter or repeal the Delta Pine By-Laws, or any provision therein, only by the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding capital stock of Delta Pine entitled to vote generally in the election of directors.

  The Monsanto Restated Certificate of Incorporation and By-Laws provide that an affirmative vote of the holders of at least 80% of all of the then-outstanding shares of Monsanto capital stock is required to effect any amendment to the Monsanto By-Laws. However, the By-Laws may also be amended or repealed and new By-Laws may be adopted by the affirmative vote of a majority of the whole Monsanto Board of Directors at any regular or special meeting of the Monsanto Board of Directors.

  Indemnification. The DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its shareowners for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareowners, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under
Section 174 of the DGCL (dealing with liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions of stock), or
(iv) for any transaction from which the director derived an improper personal benefit. Delta Pine has adopted such a provision in its Restated Certificate of Incorporation.

  The DGCL provides that statutory indemnification is not to be deemed exclusive of any other rights to which a director or officer seeking indemnification may be entitled. In this light, the Delta Pine Restated Certificate of Incorporation provides that Delta Pine shall indemnify and hold harmless to the fullest extent authorized by the DGCL any person who was or is made a party or is threatened to be made a party to or is involved in any proceeding (whether civil, criminal, investigative or administrative) by reason of the fact that such person is or was a director, officer, employee or agent of Delta Pine or is or was serving at the request of Delta Pine as a director, officer, employee, agent or in any other capacity of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person or on such person's behalf in any such capacity, or arising out of such person's status as such, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Delta Pine.

  In addition, and pursuant to its Restated Certificate of Incorporation, Delta Pine shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the Delta Pine Board of Directors by a majority vote of a quorum of the directors who were not parties to such proceeding or, if such quorum is not obtainable, by the stockholders of Delta Pine. The right to indemnification is not exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Restated Certificate of Incorporation, By-Laws, agreement, vote of stockholders or disinterested directors. Delta Pine may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Delta Pine or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Delta Pine would have the power to indemnify such person against such expense, liability or loss under the DGCL.

  The Monsanto Restated Certificate of Incorporation and By-Laws provisions relating to indemnification are substantially similar to the indemnification provisions of the Delta Pine Restated Certificate of Incorporation. Pursuant to the DGCL, Monsanto may purchase and maintain any type of indemnification insurance on behalf of any person, whether or not Monsanto would have the power to indemnify such person against such expense, liability or loss under the DGCL.

  Business Combination Statute. The DGCL prohibits business combinations for a period of three years such as mergers, consolidations, asset purchases and other transactions where the transaction is with a corporation subject to the provisions thereof, such as Delta Pine and Monsanto, and where the acquiror became an "interested stockholder" of the corporation before the date of the transaction unless (i) prior to the date of the transaction the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to the date of the transaction the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the "interested stockholder".

  In this context, an "interested stockholder" is any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) who directly or indirectly, alone or in concert with others, beneficially owns or controls 15% or more of the voting stock of the corporation. The DGCL is very broad in its scope but it does not apply to corporations whose certificate of incorporation or by-laws contain a provision not to be covered by this section. Neither Monsanto nor Delta Pine opted out of the business combination statute. The business combination statute does not apply to the Merger with respect to either Monsanto or Delta Pine because Monsanto will not own 15% or more of the voting stock of Delta Pine prior to the Effective Time.

  Other Constituencies. The Delta Pine Restated Certificate of Incorporation provides that in determining whether to take or to refrain from taking corporate action on any matter, including proposing any matter to the stockholders, the Delta Pine Board of Directors may take into account the long-term as well as short-term interests of Delta Pine and its stockholders (including the possibility that these interests may be best served by the continued independence of Delta Pine), whether the proposed action might violate federal or state laws, the interests of creditors, customers, employees and constituencies of Delta Pine and its subsidiaries and the effect upon communities in which Delta Pine and its subsidiaries do business.

  Dividends and Other Distributions. The DGCL generally allows dividends to be paid out of "surplus" of a corporation or, if there is no surplus, out of the net profits for the current fiscal year and/or the prior fiscal year. No dividends may be paid if they would result in the capital of a corporation being less than the capital represented by the preferred stock of such corporation.

  The Delta Pine By-Laws provide that the Delta Pine Board of Directors may from time to time declare dividends on its outstanding shares in the manner provided by law and its Restated Certificate of Incorporation. The Delta Pine Restated Certificate of Incorporation simply provides, with respect to an issuance of preferred stock, that the Delta Pine Board of Directors is expressly authorized to provide such designations, preferences, and relative, participating, optional or other special rights as may be permitted by the DGCL and as shall be stated and expressed in the resolutions adopted by the Delta Pine Board of Directors providing for the issue of preferred stock. Again, the Delta Pine Restated Certificate of Incorporation provides that in determining whether to take or to refrain from taking corporate action on any matter, including proposing any matter to the stockholders, the Delta Pine Board of Directors may take into account the long-term as well as short-term interests of Delta Pine and its stockholders, whether the proposed action might violate federal or state laws, the interests of creditors, customers, employees and constituencies of Delta Pine and its subsidiaries.

  The Monsanto By-Laws provide that, subject to its Certificate of Incorporation, dividends upon the capital stock of Monsanto may be declared by the Monsanto Board of Directors at any regular or special meeting, and that dividends may be paid in cash, property, or in shares of Monsanto's capital stock. With respect to preferred stock, the Monsanto Board of Directors is empowered to determine and fix the dividend rate, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other classes of stock, and whether such dividends shall be cumulative or non-cumulative. Monsanto has designated a Series A Preferred Stock (which carries voting power equal to that of common stock, and together with the common stock is Monsanto capital stock) to which Monsanto shall declare a dividend or distribution, immediately after it declares a dividend or distribution on the common stock (other than a dividend payable in shares of common stock), equal to 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions; provided that, in the event no dividend or distribution shall have been declared on the common stock, a dividend of $1.00 per share on the Series A Preferred Stock shall nevertheless be payable quarterly.

  No Appraisal Rights. The DGCL provides appraisal rights for certain mergers and consolidations. Appraisal rights are not available to holders of (i) shares listed on a national securities exchange or a national market system or held of record by more than 2,000 stockholders or (ii) shares of the surviving corporation of a merger, if the merger did not require the approval of the shareowners of such corporation, unless in either case, the holders of such stock are required pursuant to the merger to accept anything other than (A) shares of stock of the surviving corporation, (B) shares of stock of another corporation which are also listed on a national securities exchange or held by more than 2,000 holders, or (C) cash in lieu of fractional shares of such stock, or any combination thereof. Pursuant to these provisions of the DGCL, stockholders of Delta Pine do not have appraisal rights in connection with the Merger.

  Advance Notice of Shareowner-Proposed Business at Annual Meetings. The Delta Pine By-Laws provide that for business to be brought before an annual meeting by a stockholder, notice in writing must be delivered or mailed to the Secretary of Delta Pine and received at the general offices of Delta Pine not less than 60 days nor more than 90 days prior to the meeting; provided that, in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. The Delta Pine By-Laws provide that such stockholder's notice must set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business to be brought before the annual meeting and the reasons for conducting such business at such meeting; (ii) the name and address of the stockholder proposing such business; (iii) the class and number of shares of Delta Pine Common Stock which are beneficially owned by the stockholder; and (iv) any material interest of the stockholder in such business. Pursuant to the Delta Pine Restated Certificate of Incorporation, stockholders may act by unanimous written consent.

  In addition, the Delta Pine By-Laws provide that for a stockholder to properly nominate a director at a meeting of stockholders, the stockholder must give timely notice in writing, delivered or mailed to the Secretary of Delta Pine and received at the general offices of Delta Pine (i) in the case of an annual or a special meeting, not less than 60 days nor more than 90 days prior to the meeting; provided that, in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholders to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Such stockholder's notice must set forth (i) as to each individual whom the stockholder proposes to nominate for election or reelection as a director, (a) the name, age, business address and residence address of such person, (b) the principal occupation and employment of such person, (c) the class and number of shares of Delta Pine Common Stock beneficially owned by such person, and (d) all information relating to such individual that would be required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such individual's written consent to being named as a nominee and to serving as a director if elected);
(ii) as to the stockholder giving the notice, the name and address of such stockholder and the class and number of shares of Delta Pine Common Stock which are beneficially owned by such stockholder.

  The Monsanto By-Laws provide that for business to be brought before an annual meeting by a shareowner, notice in writing must be delivered or mailed to the Secretary of Monsanto and received at the general offices of Monsanto not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided that, in the event that the date of the meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the stockholder must be received no earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of the annual meeting is first made. The Monsanto By-Laws provide that such shareowner's notice must set forth as to each matter the shareowner proposes to bring before the annual meeting (i) a brief description of the business to be brought before the annual meeting and the reasons for conducting such business at such meeting;
(ii) the name and address of the shareowner, as they appear on Monsanto's books, proposing such business, and the name and address of the beneficial owner, if any, on whose behalf the proposal is made; (iii) the class and number of shares of Monsanto Common Stock which are beneficially owned by the shareowner, and by the beneficial owner, if any, on whose behalf the proposal is made; and (iv) any material interest of the shareowner, and of the beneficial owner, if any, on whose behalf the proposal is made, in such business. Pursuant to the Monsanto Restated Certificate of Incorporation, shareowners may not act by written consent.

  In addition, the Monsanto By-Laws provide that for a shareowner to properly nominate a director at a meeting of shareowners, the shareowner must give notice in writing, delivered or mailed to the Secretary of Monsanto and received at the general offices of Monsanto (i) in the case of an annual meeting, not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided that, in the event that the date of the meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the shareowner must be received no earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of the annual meeting is first made; or (ii) in the case of a special meeting at which directors are to be elected (and only with respect to the directorships to be elected at such special meeting), not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the tenth day following the day on which public announcement of the date of the meeting and the nominees proposed by the Monsanto Board of Directors to be elected at such meeting is first made. Such shareowner's notice must set forth
(i) as to each individual whom the shareowner proposes to nominate for election or reelection as a director, all information relating to such individual that would be required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such individual's written consent to being named as a nominee and to serving as a director if elected);
(ii) as to the shareowner giving the notice, the name and address, as they appear on Monsanto's books, of such shareowner and the class and number of shares of Monsanto Common Stock which are beneficially owned by such shareowner; and (iii) as to any beneficial owner on whose behalf the nomination is made, the name and address of such person and the class and number of shares of Monsanto Common Stock which are beneficially owned by such person.

  Concluding Note. If there are any other areas of particular interest that may arise due to specific provisions of the respective Certificates of Incorporation or the By-Laws of the constituent corporations, please call Delta Pine, Attention: Secretary, at telephone number (601) 378-2121 and we will promptly provide you the relevant comparison.

                                LEGAL OPINIONS

  The legality of the Monsanto Common Stock being offered hereby is being passed upon for Monsanto by Kirkland & Ellis, special counsel to Monsanto. Debevoise & Plimpton, special counsel to Delta Pine, also will deliver an opinion to Delta Pine concerning certain U.S. federal income tax consequences of the Merger. See "THE MERGER--Certain U.S. Federal Income Tax Consequences".

                                    EXPERTS

  The consolidated financial statements of Monsanto at December 31, 1997 and 1996 and for each of the three years in the period ending December 31, 1997 incorporated into this Proxy Statement/Prospectus by reference to Monsanto's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been incorporated herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The consolidated financial statements of Delta Pine incorporated in this Proxy Statement/Prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended August 31, 1997 have been audited by Arthur Andersen, LLP, independent accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

                             STOCKHOLDER PROPOSALS

  The Merger may be consummated prior to the 1999 Annual Meeting of Stockholders of Delta Pine which would ordinarily be scheduled for January or February 1999, in which event there would be no such meeting. If Delta Pine holds a 1999 Annual Meeting of Stockholders, unless such 1999 meeting is delayed, any proposal which a Delta Pine stockholder wished to have included in the meeting proxy materials must have been presented to Delta Pine not later than September 4, 1998.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                  DATED AS OF

                                  MAY 8, 1998

                                 BY AND BETWEEN

                                MONSANTO COMPANY

                                      AND

                          DELTA AND PINE LAND COMPANY

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
 ARTICLE 1
    THE MERGER............................................................   1
        Section 1.01 The Merger..........................................    1
        Section 1.02 Conversion of Shares................................    2
        Section 1.03 Exchange of Shares..................................    2
        Section 1.04 Certain Adjustments.................................    5
        Section 1.05 Stock Options and Restricted Stock..................    5
 ARTICLE 2
    THE SURVIVING CORPORATION.............................................   6
        Section 2.01 Certificate of Incorporation........................    6
        Section 2.02 Bylaws..............................................    7
        Section 2.03 Directors and Officers..............................    7
 ARTICLE 3
    REPRESENTATIONS AND WARRANTIES OF THE COMPANY.........................   7
        Section 3.01 Corporate Organization..............................    7
        Section 3.02 Authorization.......................................    7
        Section 3.03 Capital Stock.......................................    7
        Section 3.04 Subsidiaries........................................    8
        Section 3.05 Consents and Approvals; No Violation................    8
        Section 3.06 SEC Reports and Financial Statements................    9
        Section 3.07 Absence of Undisclosed Liabilities..................    9
        Section 3.08 Changes.............................................    9
        Section 3.09 Investigations; Litigation..........................   10
        Section 3.10 Contracts and Commitments...........................   10
        Section 3.11 Environmental and Safety Matters....................   11
        Section 3.12 Taxes...............................................   12
        Section 3.13 Employment Agreements...............................   12
        Section 3.14 Change of Control Provisions........................   12
        Section 3.15 Employee Benefit Plans..............................   12
        Section 3.16 Licenses............................................   13
        Section 3.17 Real Estate Leases..................................   13
        Section 3.18 Real Property.......................................   13
        Section 3.19 Intellectual Property and Germplasm.................   14
        Section 3.20 Compliance with Other Instruments and Laws..........   14
        Section 3.21 Employees...........................................   14
        Section 3.22 Information Supplied................................   14
        Section 3.23 Rights Agreement....................................   15
        Section 3.24 Certain Fees........................................   15
        Section 3.25 Opinion of Financial Advisor........................   15
        Section 3.26 Voting Requirements.................................   15
        Section 3.27 State Takeover Statutes.............................   15
        Section 3.28 Affiliates..........................................   15
 ARTICLE 4
    REPRESENTATIONS AND WARRANTIES OF BUYER...............................  16
        Section 4.01 Corporate Organization..............................   16
        Section 4.02 Authorization.......................................   16
        Section 4.03 Capital Stock.......................................   16

                                                                          PAGE
                                                                          ----
        Section 4.04 Information Supplied...............................   16
        Section 4.05 Consents and Approvals; No Violations..............   16
        Section 4.06 Certain Fees.......................................   17
        Section 4.07 SEC Reports and Financial Statements...............   17
        Section 4.08 Absence of Undisclosed Liabilities.................   17
        Section 4.09 No Buyer Stockholder Vote..........................   18
 ARTICLE 5
    COVENANTS OF THE COMPANY.............................................  18
                     Conduct of Business by the Company Pending the
        Section 5.01 Merger.............................................   18
        Section 5.02 Stockholders' Meeting..............................   19
        Section 5.03 Access to Information..............................   19
        Section 5.04 No Solicitation....................................   19
        Section 5.05 Corporate Organization.............................   20
        Section 5.06 Termination Option Agreement.......................   20
 ARTICLE 6
    COVENANTS OF BUYER...................................................  20
        Section 6.01 Confidentiality....................................   20
        Section 6.02 Indemnification....................................   20
        Section 6.03 Operations After the Effective Time................   21
        Section 6.04 Employee Benefits..................................   21
        Section 6.05 Employment and Noncompetition Agreements...........   21
 ARTICLE 7
    COVENANTS OF BUYER AND THE COMPANY...................................  22
        Section 7.01 Best Efforts.......................................   22
        Section 7.02 Certain Filings....................................   22
        Section 7.03 Public Announcements...............................   22
        Section 7.04 Further Assurances.................................   22
        Section 7.05 Notices of Certain Events..........................   22
                     Preparation of the Form S-4 and the Company Proxy
        Section 7.06 Statement..........................................   23
        Section 7.07 Letters of the Company's Accountants...............   23
        Section 7.08 Affiliates.........................................   23
        Section 7.09 NYSE Listing.......................................   24
        Section 7.10 Tax Treatment......................................   24
        Section 7.11 Pooling of Interests...............................   24
        Section 7.12 Consents...........................................   24
        Section 7.13 Confidentiality....................................   25
        Section 7.14 Representations....................................   25
 ARTICLE 8
    CONDITIONS TO THE MERGER.............................................  25
        Section 8.01 Conditions to the Obligations of Each Party........   25
 ARTICLE 9
    TERMINATION..........................................................  27
        Section 9.01 Termination........................................   27
        Section 9.02 Waiver.............................................   27
        Section 9.03 Closing............................................   27
        Section 9.04 Effect of Termination; Termination Fee.............   28

                                                                           PAGE
                                                                           ----
 ARTICLE 10
    MISCELLANEOUS.........................................................  28
        Section 10.01 Notices............................................   28
        Section 10.02 Survival of Representations and Warranties.........   29
        Section 10.03 Amendments; No Waivers.............................   29
        Section 10.04 Expenses...........................................   30
        Section 10.05 Successors and Assigns.............................   30
        Section 10.06 Governing Law......................................   30
        Section 10.07 Counterparts; Effectiveness........................   30
        Section 10.08 Headings...........................................   30
        Section 10.09 No Third Party Beneficiaries.......................   30
        Section 10.10 Remedies...........................................   30
        Section 10.11 Entire Agreement...................................   30

                                 DEFINED TERMS

TERM                                                                PAGE NUMBER
----                                                                -----------
Acquisition Transaction............................................      19
Adjusted Option....................................................       5
Agreement..........................................................       1
Antitrust Division.................................................      25
Antitrust Laws.....................................................      25
Buyer..............................................................       1
Buyer Common Stock.................................................       2
Buyer Listed Securities............................................      16
Buyer Material Adverse Effect......................................      17
Buyer Reports......................................................      17
Buyer Stock Option Plans...........................................       6
CERCLA.............................................................      11
Certificate of Merger..............................................       2
Certificates.......................................................       3
Closing............................................................      27
Closing Date.......................................................      27
Code...............................................................       1
Common Stock Trust.................................................       4
Company............................................................       1
Company Disclosure Letter..........................................       7
Company 10-K.......................................................       9
Company 10-Qs......................................................       9
Company Award......................................................       6
Company Common Stock...............................................       2
Company Disclosure Document........................................      15
Company Proxy Statement............................................       8
Company Reports....................................................       8
Company Stock Option Plans.........................................       5
Company Stockholders Meeting.......................................      19
Confidentiality Agreements.........................................      19
Delaware Law.......................................................       1
Effective Time.....................................................       2
Environmental and Safety Requirements..............................      11
Environmental Lien.................................................      11
ERISA..............................................................      12
Excess Shares......................................................       4
Exchange Act.......................................................       8
Exchange Agent.....................................................       3
Exchange Fund......................................................       3
Exchange Ratio.....................................................       2
Final Average Closing Price........................................       2
Form S-4...........................................................      14
FTC................................................................      25
Governmental Entity................................................       8
Hartz Agreement....................................................       8
HSR Act............................................................       8
Indemnified Parties................................................      20
Initial Average Closing Price......................................       2
Intellectual Property..............................................      14

TERM                                                                PAGE NUMBER
----                                                                -----------
Investigation......................................................      10
Knowledge of the Company...........................................      10
Licenses...........................................................      13
Lien...............................................................      13
Material Adverse Change in the Company.............................       9
Material Adverse Effect............................................       7
Measurement Date...................................................       2
Merger.............................................................       1
Merger Consideration...............................................       2
NYSE...............................................................       3
Permitted Lien.....................................................      13
Plans..............................................................      12
Pooling Affiliate..................................................      23
Release............................................................      11
Rights.............................................................       2
Rights Agreement...................................................      15
Rule 145 Affiliates................................................      15
SEC................................................................       8
Securities Act.....................................................       9
Series M Preferred Stock...........................................       2
Shares.............................................................       2
Subsidiaries.......................................................       8
Subsidiary.........................................................       8
Surviving Corporation..............................................       1
Termination Notice.................................................       2
Termination Option Agreement.......................................       1
Trading Day........................................................       2
Transaction........................................................       1

                         AGREEMENT AND PLAN OF MERGER

  This AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of May 8, 1998, by and between Monsanto Company, a Delaware corporation ("Buyer"), and Delta and Pine Land Company, a Delaware corporation (the "Company").

                                   RECITALS

  WHEREAS, the Boards of Directors of Buyer and the Company deem it advisable and in the best interests of the stockholders of such corporations to effect the merger of Buyer and the Company pursuant to this Agreement;

  WHEREAS, the respective Boards of Directors of Buyer and the Company have approved the acquisition of the Company by Buyer, and the Board of Directors of the Company has unanimously resolved to recommend that it be approved by the stockholders of the Company;

  WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the rules and regulations promulgated thereunder; and

  WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Buyer's willingness to enter into this Agreement, Buyer and the Company have entered into a Termination Option Agreement dated as of the date of this Agreement and attached hereto as Exhibit A (the "Termination Option Agreement"), pursuant to which the Company granted Buyer an option to purchase shares of common stock of the Company under certain circumstances;

  NOW, THEREFORE, in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

                                   ARTICLE 1

                                  THE MERGER

  Section 1.01 The Merger.

  (a) At the Effective Time (as defined in Section 1.01(b) hereof), the Company shall be merged (the "Merger") with and into Buyer in accordance with the Delaware General Corporation Law ("Delaware Law"), whereupon the separate existence of the Company shall cease, and Buyer shall be the surviving corporation (the "Surviving Corporation"). The Merger is sometimes hereinafter referred to as the "Transaction."

  (b) As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, the Company and Buyer will file a certificate of merger with the Secretary of State of the State of Delaware (the "Certificate of Merger") and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware and any additional requirements of Delaware Law are complied with or at such later time as is specified in the Certificate of Merger (the "Effective Time").

  (c) From and after the Effective Time, the Surviving Corporation shall possess all the assets, rights, privileges, powers and franchises and be subject to all of the liabilities, restrictions, disabilities and duties of the Company, all as provided under Delaware Law.

  Section 1.02 Conversion of Shares.

  (a) At the Effective Time and by virtue of the Merger and without any action on the part of the holders thereof:

    (i) each share of common stock of the Company, $0.10 par value per share ("Company Common Stock"), and Series M Convertible Non-Voting Preferred Stock of the Company ("Series M Preferred Stock") held by the Company as treasury stock or owned by Buyer or any subsidiary of Buyer immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto; provided, however, that any shares of Company Common Stock (A) held by the Company or Buyer in connection with any market making or proprietary trading activity or for the account of another person, (B) as to which the Company or Buyer is or may be required to act as a fiduciary or in a similar capacity or (C) the cancellation of which would violate any legal duties or obligations of the Company or Buyer, in each case shall not be canceled but, instead, shall be treated as set forth in
  Section 1.02(a)(ii) below;

    (ii) subject to Section 1.03(e) hereof, each share of Company Common Stock, and the associated preferred stock purchase right (the "Rights"), and each share of Series M Preferred Stock (collectively, the "Shares") outstanding immediately prior to the Effective Time shall, except as otherwise provided in clause (i) of this sub-section, be converted into the right to receive .8625 (subject to adjustment pursuant to Section 1.02(a)(iii) below, the "Exchange Ratio") fully paid and nonassessable shares of common stock, par value $2.00 per share (the "Buyer Common Stock"), of Buyer (the "Merger Consideration"). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 1.03 hereof, without interest; and

    (iii) no adjustment to the Exchange Ratio shall be made in the event that the average of the closing prices (the "Final Average Closing Price") of Buyer Common Stock on the New York Stock Exchange (the "NYSE") Composite Transaction Tape on the 30 consecutive Trading Days ending on the earlier of (A) the 90th day after the date hereof and (B) the second Trading Day prior to the date of the Company Stockholders Meeting (the earlier of such dates being referred to as the "Measurement Date"), is not more than 25% greater or less than the average of the closing prices (the "Initial Average Closing Price") of Buyer Common Stock on the NYSE Composite Transaction Tape on the 30 consecutive Trading Days ending on the first Trading Day immediately preceding the date hereof. In the event that the Final Average Closing Price is more than 25% greater than the Initial Average Closing Price, then the Exchange Ratio will not be .8625 but rather will be reduced to the product of (A) .8625 and (B) the quotient of (1)
  1.25 times the Initial Average Closing Price and (2) the Final Average Closing Price. In the event that the Final Average Closing Price is more than 25% less than the Initial Average Closing Price, then the Company will have the right to terminate this Agreement by giving written notice (the "Termination Notice") of its election to do so to Buyer prior to 5:00 p.m., New York City time, on the second Trading Day after the Measurement Date; provided, however, that the Termination Notice will be deemed to be rescinded and will have no effect if, prior to 5:00 p.m., New York City time, on the second Trading Day after the date of Buyer's receipt of such Termination Notice, Buyer has given the Company written notice that it has agreed to increase the Exchange Ratio to the product of (A) .8625 and (B) the quotient of (1) 0.75 times the Initial Average Closing Price and (2) the Final Average Closing Price. If the Company does not deliver a Termination Notice as provided in the immediately preceding sentence, then there shall be no adjustment made to the Exchange Ratio. If any adjustment is made to the Exchange Ratio pursuant to this Section 1.02(a)(iii), then such adjusted Exchange Ratio shall be rounded to four decimal places, rounding upward from 0.00005. "Trading Day" means any day on which the NYSE is open for trading.

  Section 1.03 Exchange of Shares.

  (a) As of the Effective Time, Buyer shall enter into an agreement with First Chicago Trust Company of New York (or such other bank or trust company as shall be selected by Buyer in its sole discretion) as exchange agent for the Merger (the "Exchange Agent"), which shall provide that Buyer shall deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of Shares, for exchange in accordance with this Article 1, through the Exchange Agent, certificates representing the shares of Buyer Common Stock (such shares of Buyer Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, any Excess Shares (as defined in Section 1.03(e) hereof) and any cash (including cash proceeds from the sale of the Excess Shares) payable in lieu of any fractional shares of Buyer Common Stock being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 1.02 hereof in exchange for outstanding Shares.

  (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Company Common Stock (the "Certificates") whose shares were converted into the right to receive the Merger Consideration, pursuant to Section 1.02 hereof, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Buyer may reasonably specify) and (ii) instructions for use in surrendering the Certificates in exchange for the Merger Consideration, as applicable. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Buyer Common Stock which such holder has the right to receive pursuant to the provisions of this Article 1, certain dividends or other distributions in accordance with Section 1.03(c) hereof and cash in lieu of any fractional share of Buyer Common Stock in accordance with Section 1.03(e) hereof, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Buyer Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate is properly endorsed or otherwise in proper form for transfer and the person requesting such issuance pays any transfer or other taxes required by reason of the issuance of shares of Buyer Common Stock to a person other than the registered holder of such Certificate or establishes to the satisfaction of Buyer that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 1.03 hereof, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, which the holder thereof has the right to receive in respect of such Certificate pursuant to the provisions of this Article 1, certain dividends or other distributions in accordance with
Section 1.03(c) hereof and cash in lieu of any fractional share of Buyer Common Stock in accordance with Section 1.03(e) hereof. No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article 1.

  (c) No dividends or other distributions with respect to Buyer Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Buyer Common Stock represented thereby, and, in the case of Certificates representing Company Common Stock, no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.03(e) hereof, and all such dividends, other distributions and cash in lieu of fractional shares of Buyer Common Stock shall be paid by Buyer to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this Article 1. Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of the certificate representing whole shares of Buyer Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Buyer Common Stock, and, in the case of Certificates representing Company Common Stock, the amount of any cash payable in lieu of a fractional share of Buyer Common Stock to which such holder is entitled pursuant to Section 1.03(e) hereof, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Buyer Common Stock.

  (d) All shares of Buyer Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article 1 (including any cash paid pursuant to this Article 1) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the Company Common Stock theretofore represented by such Certificates, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on such shares of Company Common Stock which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this
Article 1, except as otherwise provided by law.

  (e) (i) No certificates or scrip representing fractional shares of Buyer Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of Buyer shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Buyer.

    (ii) As promptly as practicable following the Effective Time, Buyer shall cause the Exchange Agent to determine the excess of (A) the number of whole shares of Buyer Common Stock delivered to the Exchange Agent by Buyer pursuant to Section 1.03(a) hereof over (B) the aggregate number of whole shares of Buyer Common Stock to be distributed to former holders of Company Common Stock pursuant to Section 1.03(b) hereof (such excess being herein called the "Excess Shares"). Following the Effective Time, the Exchange Agent shall, on behalf of former holders of Certificates representing Company Common Stock, sell the Excess Shares at then-prevailing prices on the NYSE, all in the manner provided in Section 1.03(e)(iii) hereof;

    (iii) The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Buyer shall cause the Exchange Agent to use reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent's sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the holders of Certificates formerly representing Company Common Stock, the Exchange Agent shall hold such proceeds in trust for such holders (the "Common Stock Trust"). The Surviving Corporation shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Excess Shares. The Exchange Agent shall determine the portion of the Common Stock Trust to which each former holder of Company Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Stock Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Company Common Stock is entitled (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Company Common Stock are entitled.

    (iv) Notwithstanding the provisions of Section 1.03(e)(ii) and (iii) hereof, the Surviving Corporation may elect at its option, exercised prior to the Effective Time, in lieu of the issuance and sale of Excess Shares and the making of the payments hereinabove contemplated, to pay each former holder of Company Common Stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such former holder (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) would otherwise be entitled by
  (B) the closing price for a share of Buyer Common Stock as reported on the NYSE Composite Transaction Tape (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source) on the Closing Date, and, in such case, all references herein to the cash proceeds of the sale of the Excess Shares and similar references shall be deemed to mean and refer to the payments calculated as set forth in this Section 1.03(e)(iv).

    (v) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates formerly representing Company Common Stock with respect to any fractional share interests, Buyer shall cause the Exchange Agent to make available such amounts to such holders of Certificates formerly representing Company Common Stock subject to and in accordance with the terms of Section 1.03(c) hereof. For purposes of this
  Section 1.03, shares of Company Common Stock of any holder represented by two or more Certificates may be aggregated, and in no event shall any holder be paid an amount in cash in respect of more than one share of Buyer Common Stock.

  (f) Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to Buyer, upon demand, and any holders of the Certificates who have not theretofore complied with this Article 1 shall thereafter look only to Buyer for payment of their claims for Merger Consideration, any dividends or distributions with respect to Buyer Common Stock, as applicable, and any cash in lieu of fractional shares of Buyer Common Stock.

  (g) Neither Buyer, the Company nor the Exchange Agent shall be liable to any person in respect of any shares of Buyer Common Stock, any dividends or distributions with respect thereto, any cash in lieu of fractional shares of Buyer Common Stock or any cash from the Exchange Fund, in each case, delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to two years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration, any dividends or distributions payable to the holder of such Certificate or any cash payable to the holder of such Certificate formerly representing Company Common Stock pursuant to this
Article 1, would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.05 hereof)), any such Merger Consideration, dividends or distributions in respect of such Certificate or such cash shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

  (h) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Buyer, on a daily basis. Any interest and other income resulting from such investments shall be paid to Buyer.

  (i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and, if applicable, any unpaid dividends and distributions on shares of Buyer Common Stock deliverable in respect thereof and any cash in lieu of fractional shares, in each case, due to such person pursuant to this Agreement.

  Section 1.04 Certain Adjustments. If after the date hereof and on or prior to the Effective Time the outstanding shares of Buyer Common Stock or Company Common Stock shall be changed into a different number, class or series of shares or any other security by reason of any reclassification, recapitalization, reorganization, merger, business combination, split-up, stock split, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, or any similar event shall occur, the Exchange Ratio (and/or the security or securities to be issued to the holders of Company Common Stock) shall be appropriately adjusted as contemplated by this Agreement prior to such reclassification, recapitalization, reorganization, merger, business combination, split-up, combination, exchange or dividend or similar event.

  Section 1.05 Stock Options and Restricted Stock.

  (a) As of the Effective Time, (i) each outstanding employee stock option to purchase Company Common Stock granted under the Company's 1993 Stock Option Plan or the Company's 1995 Long-Term Incentive Plan (collectively, the "Company Stock Option Plans"), shall be converted into an option (an "Adjusted Option") to purchase the number of shares of Buyer Common Stock equal to the number of Company Common Stock shares subject to such options immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded to the nearest whole number of shares of Buyer Common Stock), at an exercise price per share equal to the exercise price for each such share of Company Common Stock subject to such option divided by the Exchange Ratio (rounded down to the nearest whole cent), and all references in each such option to the Company shall be deemed to refer to Buyer, where appropriate; provided, however, that the adjustments provided in this clause
(i) with respect to any options which are "incentive stock options" (as defined in Section 422 of the Code) or which are described in Section 423 of the Code shall be effected in a manner consistent with the requirements of
Section 424(a) of the Code and (ii) Buyer shall assume the obligations of the Company under the Company Stock Option Plans. The other terms of each Adjusted Option, and the plans or agreements under which they were issued, shall continue to apply in accordance with their terms. The date of grant of each Adjusted Option shall be the date on which the corresponding option was granted.

  (b) As of the Effective Time, (i) each outstanding award (including restricted stock, deferred stock, phantom stock, stock equivalents and stock units) (each a "Company Award") under the Company Stock Option Plans shall be converted into the same instrument of Buyer, in each case with such adjustments (and no other adjustments) to the terms of such Company Awards as are necessary to preserve the value inherent in such Company Awards without any detrimental effect to the holder thereof and (ii) Buyer shall assume the obligations of the Company under the Company Awards. The other terms of each Company Award, and the plans or agreements under which they were issued, shall continue to apply in accordance with their terms.

  (c) The Company and Buyer agree that each of the Company Stock Option Plans and each of the applicable Buyer stock option plans (the "Buyer Stock Option Plans") shall be amended, to the extent necessary, to reflect the transactions contemplated by this Agreement, including, but not limited to the conversion of each Share of Company Common Stock held or to be awarded or paid pursuant to such benefit plans, programs or arrangements into shares of Buyer Common Stock on a basis consistent with the transactions contemplated by this Agreement. The Company and Buyer agree to submit the amendments to the Buyer Stock Option Plans or the Company Stock Option Plans to their respective stockholders, if such submission is determined to be necessary by counsel to the Company or Buyer after consultation with one another; provided, however, that such approval shall not be a condition to the consummation of the Merger.

  (d) Buyer shall (i) reserve for issuance the number of shares of Buyer Common Stock that will become subject to the benefit plans, programs and arrangements referred to in this Section 1.05 and (ii) issue or cause to be issued the appropriate number of shares of Buyer Common Stock pursuant to applicable plans, programs and arrangements, upon the exercise or maturation of rights existing thereunder on the Effective Time or thereafter granted or awarded. No later than the Effective Time, Buyer shall prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) registering a number of shares of Buyer Common Stock necessary to fulfill Buyer's obligations under this Section 1.05. Such registration statement shall be kept effective (and the current status of the prospectus required thereby shall be maintained), if then required by the SEC, for at least as long as Adjusted Options or Company Awards remain outstanding.

  (e) As soon as practicable after the Effective Time, Buyer shall deliver to the holders of the options granted under the Company Stock Option Plans and Company Awards appropriate notices setting forth such holders' rights pursuant to the respective Company Stock Option Plans and the agreements evidencing the grants of such options and Company Awards and that such options and Company Awards and the related agreements shall be assumed by Buyer and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 1.05 after giving effect to the Merger).

                                   ARTICLE 2

                           THE SURVIVING CORPORATION

  Section 2.01 Certificate of Incorporation. The certificate of incorporation of Buyer in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law.

  Section 2.02 Bylaws. The bylaws of Buyer in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

  Section 2.03 Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed in accordance with applicable law, (a) the directors of Buyer at the Effective Time shall constitute the directors of the Surviving Corporation, and (b) the officers of Buyer at the Effective Time shall be the officers of the Surviving Corporation.

                                   ARTICLE 3

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  The Company represents and warrants to Buyer that, except as set forth in the disclosure letter (the "Company Disclosure Letter") delivered by the Company to the Buyer prior to the execution of this Agreement:

  Section 3.01 Corporate Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to own, operate and lease its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary except where the failure to be so qualified or to be in good standing will not, individually or in the aggregate, have a material adverse effect on the business, assets or financial condition of the Company and the Subsidiaries taken as a whole, except for any effect resulting from or relating to (i) conditions or circumstances generally affecting the cotton and soybean planting seed industries which are not the result of acts or omissions of the Company, (ii) the sale of seed containing technology licensed by the Company from Buyer or any of Buyer's affiliates or (iii) any of the litigation matters or investigations specifically described in the Company Disclosure Letter (a "Material Adverse Effect").

  Section 3.02 Authorization. The Company has the necessary corporate power and authority to enter into this Agreement and the Termination Option Agreement and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Termination Option Agreement by the Company, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by the Company's Board of Directors, have been unanimously approved by the Board of Directors prior to Buyer becoming an "Interested Stockholder" as defined in
Section 203 of Delaware Law and have been approved as otherwise required by the Company's certificate of incorporation, as amended. Except for the approval of this Agreement, the Termination Option Agreement and the Merger by the Company's stockholders, no other corporate proceeding on the part of the Company is necessary for the execution and delivery of this Agreement and the Termination Option Agreement by the Company, the performance of the Company's obligations hereunder and thereunder or the consummation by the Company of the transactions contemplated hereby and thereby. This Agreement and the Termination Option Agreement have been duly and validly executed and delivered by the Company and are legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally or by the availability of equitable remedies generally.

  Section 3.03 Capital Stock. The authorized capital stock of the Company consists of: (a) 100,000,000 shares of Company Common Stock, of which, as of May 8, 1998, there were (i) 38,264,617 shares issued and outstanding, (ii) 1,0666,666 shares reserved for issuance upon conversion of Series M Preferred Stock, and (iii) 114,267 shares held in the Company's treasury, (b) 2,000,000 shares of preferred stock, $0.10 par value per share, consisting of (i) 429,319 shares designated, for issuance upon the exercise of the Rights, as Series A Junior

Participating Preferred Stock, of which no shares are issued or outstanding, and (ii) 1,066,666 shares designated as Series M Preferred Stock, of which 800,000 shares are issued and outstanding and (c) rights outstanding to acquire 266,666 shares of Series M Preferred Stock and such number of shares of Company Common Stock as shall be determined in accordance with the formula set forth in the Hartz Cotton Acquisition Agreement, dated February 2, 1996, among Buyer, the Company, Hartz Cotton, Inc. and Paymaster Technology Corp. (the "Hartz Agreement"). All of the outstanding capital stock of the Company and all of the outstanding shares of capital stock of the Company's Subsidiaries (as defined in Section 3.04 hereof) have been validly issued and are fully paid, nonassessable and free of preemptive rights with no personal liability attaching to the ownership thereof. As of May 8, 1998, except for the Rights, Series M Preferred Stock, the rights referred to in subsection (c) above and options to acquire not more than 3,425,758 shares of Company Common Stock pursuant to the Company Stock Option Plans, there were no outstanding subscriptions, options, warrants, rights, contracts or other arrangements or commitments obligating the Company to issue any shares of its capital stock or any securities convertible into or exchangeable for shares of its capital stock.

  Section 3.04 Subsidiaries. The Company Disclosure Letter lists all direct and indirect subsidiaries of the Company (each, a "Subsidiary" and collectively, the "Subsidiaries") and the jurisdiction of incorporation of each Subsidiary. The Company does not directly or indirectly own any interest in any other corporation, partnership, joint venture or other business association or entity. Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, operate and lease its properties and assets and to carry on its business as it is now being conducted. Each Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or to be in good standing will not, individually or in the aggregate, have a Material Adverse Effect. All outstanding shares of capital stock of each Subsidiary are validly issued, fully paid and nonassessable and are owned by the Company or another Subsidiary free and clear of any liens, claims or encumbrances.

  Section 3.05 Consents and Approvals; No Violation. Except for (a) applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), including the filing with and clearing by the United States Securities and Exchange Commission (the "SEC") of a proxy statement relating to the Company Stockholders Meeting (as defined in Section 5.02 hereof), as amended or supplemented from time to time (the "Company Proxy Statement"), (b) the filing of a Pre-Merger Notification and Report Form by the Company and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (c) the filing of the Certificate of Merger as required by Delaware Law, (d) such filings and consents as may be required under any environmental law pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated by this Agreement, (e) filing with the NYSE and the SEC with respect to the delisting and deregistration of the shares of Company Common Stock and (f) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings as may be required under the corporation, takeover or blue sky laws of various states of the United States and jurisdictions outside the United States, no filing with or prior notice to, and no permit, authorization, consent or approval of, any federal, state, local, foreign or other governmental department, commission, board, bureau, agency or instrumentality (each, a "Governmental Entity") is necessary for the consummation by the Company of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby nor compliance by the Company with any of the provisions hereof will (i) conflict with or result in any violation of any provision of the articles of incorporation, as amended, or bylaws of the Company or any Subsidiary, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which the Company or any Subsidiary is a party or by which any of them or any of their properties or assets may be bound, or,
(iii) violate any federal, state, local or foreign order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any Subsidiary or any of their properties or assets, excluding from the foregoing clauses
(ii) and (iii) violations, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

  Section 3.06 SEC Reports and Financial Statements.

    (a) Since August 31, 1994, the Company has filed all required forms, reports and documents with the SEC required to be filed by it pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") and the Exchange Act (hereinafter collectively referred to as the "Company Reports"), all of which have complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act. The Company has previously furnished to Buyer copies of all such Company Reports.

    (b) None of the Company Reports, including, without limitation, any financial statements or schedules included therein, at the time filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

    (c) The consolidated balance sheets and the related consolidated statements of income, cash flow and stockholders' equity (including, without limitation, the related notes thereto) of the Company and its consolidated subsidiaries included in the financial statements contained in the Company's Annual Report on Form 10-K for the year ended August 31, 1997 (the "Company 10-K") and in the Company's Quarterly Reports on Form 10-Q for the quarters ended November 30, 1997 and February 28, 1998 (the "Company 10-Qs"), present fairly the consolidated financial position of the Company and its consolidated subsidiaries as of their respective dates, and the results of consolidated operations and cash flows for the periods then ended, all in conformity with generally accepted accounting principles applied on a consistent basis, except as otherwise noted therein, and in the case of unaudited interim financial statements subject to normal year-end audit adjustments and except for certain footnote disclosures required by generally accepted accounting principles.

  Section 3.07 Absence of Undisclosed Liabilities. Neither the Company nor any Subsidiary has any liabilities (whether absolute, accrued or contingent), except: (a) liabilities, obligations or contingencies that are accrued and reserved against in the consolidated balance sheet of the Company and the Subsidiaries as of August 31, 1997 or reflected in the notes thereto, (b) liabilities incurred since August 31, 1997 in the ordinary course of business,
(c) liabilities which, individually or in the aggregate, are not required under generally accepted accounting principles to be set forth on a balance sheet of Buyer and its consolidated subsidiaries and (d) liabilities incurred after the date hereof as specifically permitted by this Agreement.

  Section 3.08 Changes. Since the date of the Company 10-K, and except as set forth in the Company 10-K or the Company 10-Qs, and except as otherwise disclosed in the Company Disclosure Letter or as permitted by this Agreement:

    (a) there has been no material adverse change in the business, assets or financial condition of the Company and its Subsidiaries, taken as a whole, except for any change resulting from or relating to (i) conditions or circumstances generally affecting the cotton and soybean planting seed industries which are not the result of acts or omissions of the Company,
  (ii) the sale of seed containing technology licensed by the Company from Buyer or any of Buyer's affiliates or (iii) any of the litigation matters or investigations specifically described in the Company Disclosure Letter (a "Material Adverse Change in the Company");

    (b) there has been no direct or indirect redemption, purchase or other acquisition of any shares of the Company's capital stock, or any declaration, setting aside or payment of any dividend or other distribution by the Company in respect of the Company's capital stock, or any issuance of any shares of capital stock of the Company, or any granting to any person of any option to purchase or other right to acquire shares of capital stock of the Company or any stock split or other change in the Company's capitalization;

    (c) neither the Company nor any Subsidiary has entered into or agreed to enter into any new or amended contract with any labor unions representing employees of the Company or any subsidiary;

    (d) neither the Company nor any Subsidiary has entered into or agreed to enter into any new or amended contract with any of the officers thereof or otherwise increased the compensation payable to the officers or directors of any such entity; and

    (e) neither the Company nor any Subsidiary has (i) entered into or amended any bonus, incentive compensation, deferred compensation, profit sharing, retirement, pension, group insurance or other benefit plan except as required by law or regulations or (ii) made any contribution to any such plan except for contributions specifically required pursuant to the terms thereof.

  Section 3.09 Investigations; Litigation.

  (a) Other than reviews pursuant to the HSR Act, there are no pending investigations, reviews or inquiries by any Governmental Entity with respect to the Company or any Subsidiary or with respect to the activities of any officer, director or employee of the Company (an "Investigation"), nor to the knowledge of the Company is an Investigation threatened, nor has any Governmental Entity indicated to the Company or any executive officer of the Company an intention to conduct an Investigation, other than Investigations which, if the resolution thereof were adverse, would not, individually or in the aggregate, have a Material Adverse Effect. For the purpose of this Agreement, "knowledge of the Company" and similar phrases means the actual knowledge, after due inquiry, of any executive officer of the Company included in the "Company Knowledge Group" set forth in the Company Disclosure Letter.

  (b) (i) There are no actions or proceedings pending or, to the knowledge of the Company, threatened against the Company by any Governmental Entity which seek to enjoin the Merger or would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (ii) there are no outstanding domestic or foreign judgments, decrees or orders against the Company or any Subsidiary enjoining any of them in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the conduct of business in any area that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect,
(iii) neither the Company nor any Subsidiary is in violation of, and none of them has received any claim or notice that it is in violation of, any federal, state, local or foreign laws, statutes, rules, regulations or orders promulgated or judgments entered by any federal, state, local or foreign court or governmental authority or instrumentality, which violations, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect; and (iv) there are no actions pending, or to the knowledge of the Company, threatened against the directors or any director of the Company alleging a breach of such directors' or director's fiduciary duties.

  Section 3.10 Contracts and Commitments.

  (a) Except as permitted by this Agreement after the date hereof, the Company is not, nor is any Subsidiary, with respect to its business, a party to any oral or written contract:

    (i) that prohibits the Company or any of its Subsidiaries from freely engaging or competing in its line of business anywhere in the world;

    (ii) between the Company and any of its affiliates (other than Subsidiaries), directors or officers that is not on arms-length terms;

    (iii) that involves an amount in excess of $1,000,000 and pursuant to which the Company or any of its Subsidiaries has incurred or accrued losses;

    (iv) that by its terms may be terminated upon a change in control of the Company or any of its Subsidiaries;

    (v) that commits the Company or any of its Subsidiaries to purchase or sell any properties or assets outside of the ordinary course of business for consideration in excess of $1,000,000; or

    (vi) that involves an unfulfilled obligation, individually or in the aggregate, in excess of $1,000,000 and is incurred outside the ordinary course of business and is not terminable by the Company or any of its Subsidiaries upon less than 60 calendar days' notice for a cost of not less than $1,000,000.

  (b) Buyer has been supplied with a true and correct copy of all written contracts which are referred to on the Company Disclosure Letter, together with all amendments, exhibits, attachments, waivers or other changes thereto.

  Section 3.11 Environmental and Safety Matters. Except as would not be reasonably likely, individually or in the aggregate, to result in any loss, obligation, expense, damage or liability in excess of $15,000,000:

  (a) The Company and its Subsidiaries have complied and are in compliance with all applicable Environmental and Safety Requirements. "Environmental and Safety Requirements" means all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations and all common law in each case concerning public health and safety, worker health and safety, and pollution or protection of the environment (including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release or threatened Release (whether onsite or offsite), control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation). "Release" has the meaning set forth in CERCLA.

  (b) Without limiting the generality of the foregoing, the Company and its Subsidiaries have obtained and complied in all material respects with, and are in compliance in all material respects with, all permits, licenses and other authorizations that are required pursuant to Environmental and Safety Requirements for the occupation of their facilities and the operation of their business.

  (c) The Company and its Subsidiaries have not received any written or oral notice, report or other information regarding any liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) or investigatory, removal, remedial or corrective obligations, relating to the Company or its Subsidiaries, any of their respective current or former properties and facilities or any current or former offsite properties and facilities used in the business of the Company or its Subsidiaries, and arising under Environmental and Safety Requirements.

  (d) No landfills, surface impoundments, waste piles or other waste management, treatment, storage or disposal areas exist at any property or facility currently owned or operated by the Company or its Subsidiaries.

  (e) The Company and its Subsidiaries have not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or Released, either onsite or offsite, any substance, including without limitation any hazardous substance, or owned, operated or used in any facility or property (and no such property or facility is contaminated by any such substance), so as to give rise to liabilities of the Company or its Subsidiaries for response costs or natural resource damages pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), as amended, or similar state Environmental and Safety Requirements.

  (f) Neither the Company nor its Subsidiaries have, either expressly or by operation of law, assumed or undertaken any liability, including without limitation any obligation for removal, corrective or remedial action, of any other person relating to any Environmental and Safety Requirements.

  (g) No Environmental Lien has attached to any property currently owned, leased or operated by the Company or any Subsidiary. "Environmental Lien" means a lien, either recorded or unrecorded, in favor of any governmental entity, relating to any liability arising under Environmental and Safety Requirements.

  (h) Without limiting the foregoing, no facts, events or conditions relating to the past or present facilities, properties or operations of the Company or its Subsidiaries, or, to the Company's knowledge, any predecessor or affiliate thereof, will prevent, hinder or limit continued compliance in all material respects by the Company with applicable Environmental and Safety Requirements, give rise to any material investigatory, removal, remedial or corrective obligations pursuant to Environmental and Safety Requirements, or give rise to any other liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental and Safety Requirements, including without limitation any relating to onsite or offsite Releases or threatened Releases of hazardous materials, substances or wastes, personal injury, property damage or natural resource damage.

  Section 3.12 Taxes. The Company and each of the Subsidiaries has timely filed (or has or will have had filed on its behalf) all material federal, state, local and foreign income and other tax returns, reports and declarations which are or were required by applicable law to have been filed at or before the Effective Time. Each of the Company and the Subsidiaries has timely paid or will timely pay (or has or will have paid on its behalf), or where payment is not required to be made, has made or will make adequate provision in reserves established on its financial statements and accounts for the payment of, all material taxes (including, without limitation, all taxes required to be withheld, or any interest and penalties on any taxes), in respect of the periods covered by said returns, reports and declarations or any other taxable period ending on or before the Effective Time. All returns, reports and declarations required to be made, including, without limitation, any amendments to date, have been prepared in good faith and are complete and accurate in all material respects. No deficiencies for any material tax, assessment or governmental charge have been asserted or assessed against the Company or any of the Subsidiaries which have not been paid, settled or adequately provided for through reserves established in the financial statements and accounts and, to the knowledge of the Company, there is no basis for any such deficiency, assessment or charge which would be material to the Company and the Subsidiaries taken as a whole. No election under Section 341(f) of the Code has been or shall hereafter be made to treat the Company or any of the Subsidiaries as a consenting corporation (as defined in Section 341(f) of the Code).

  Section 3.13 Employment Agreements. Except as disclosed in the Company Reports, there are no written employment, consulting or severance agreements between the Company or any Subsidiary, on the one hand, and any directors, officers or other employees of the Company or any Subsidiary, on the other hand, which provide for annual remuneration or other payments in excess of $100,000.

  Section 3.14 Change of Control Provisions. Except as disclosed in the Company Reports or as required under the terms of this Agreement, none of the agreements described in Section 3.13 hereof and none of the Plans and no compensation plan maintained by the Company or any Subsidiary for the benefit of their respective current or former employees, directors or consultants contains any provision that would entitle any such employee, director or consultant to any additional or accelerated payments or benefits as a result of the consummation of the Merger or the transactions contemplated by this Agreement.

  Section 3.15 Employee Benefit Plans. All employee benefit plans within the meaning of Section 3(3) of the Employment Retirement Income Security Act of 1974, as amended ("ERISA"), maintained by the Company or any of the Subsidiaries since August 31, 1997 (collectively, the "Plans") are in compliance with, and have been administered and operated in accordance with, the terms of such Plans and applicable law, except for any failure to so comply, operate or administer the Plans that would not, individually or in the aggregate, result in a Material Adverse Effect. The Internal Revenue Service has issued a determination letter to the effect that each such Plan which is intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified. No event which constitutes a "reportable event" as defined in
Section 4043 of ERISA has occurred and is continuing with respect to any Plan subject to Title IV of ERISA which presents a material risk of the termination or partial termination of any such Plan or would reasonably be expected to result in a material liability of the Company or any Subsidiary. No Plan has been terminated pursuant to Title IV of ERISA in connection with which any liability has been incurred which has not been satisfied in full. Full payment has been made, or provision has been made therefor, of all amounts which the Company or any of the Subsidiaries were required under the terms of the Plans to have paid as contributions to such Plans on or prior to the date hereof and no Plan which is subject to Part 3 of Subtitle B of Title I of ERISA has incurred any "accumulated funding deficiency" (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived. Neither the Company nor any of the Subsidiaries has engaged in any nonexempt prohibited transactions in connection with any Plan (or its related trust) with respect to which the Company, any of the Subsidiaries, or any officer, director, employee of the Company or any of the Subsidiaries would be subject to either a penalty pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code nor, to the knowledge of the Company, will the consummation of the transactions contemplated by this Agreement constitute such a transaction which penalty or tax would, individually or in the aggregate, result in a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has incurred any liability under the fiduciary provisions of ERISA, other than any liability that would not individually, or in the aggregate, result in a Material Adverse Effect. No claim, action or litigation has been made, commenced or, to the knowledge of the Company, threatened with respect to any Plan that would, if adversely determined, result in a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has participated in or contributed to any multiemployer plan as defined in Section 337 of ERISA at any time during the prior six years. With respect to each employee pension benefit plan (as defined in Section 3(2) of ERISA) which is a defined benefit plan and is not a multiemployer plan, the assets of such Plan available to meet the accrued liabilities of such Plan would exceed such liabilities, based on the actuarial assumptions used for plan termination.

  Section 3.16 Licenses. The Company and its Subsidiaries have obtained all permits, concessions, grants, franchises, licenses and other federal, state, local or foreign governmental authorizations and approvals material, individually or in the aggregate, to the conduct of the business as now conducted of the Company and the Subsidiaries (collectively, "Licenses"), except where the failure to so obtain any such License would not reasonably be expected to have a Material Adverse Effect. All of the Licenses are in full force and effect and, to the best of the Company's knowledge, will not be impaired or adversely affected by the transactions contemplated by this Agreement in a manner or to a degree that is reasonably likely to have a Material Adverse Effect.

  Section 3.17 Real Estate Leases. The Company Disclosure Letter sets forth a list of all material leases and subleases existing as of the date hereof under which the Company and its Subsidiaries is lessor or lessee of any real property together with all amendments, supplements, nondisturbance agreements and other agreements pertaining thereto. As to such leases, subleases and other agreements referred to above, (a) there exists no breach or default, and no event has occurred which with notice or passage of time would constitute such a breach or default or permit termination, notification or acceleration, on the part of the Company or any Subsidiary, or on the part of any other party thereto, and (b) as of the Effective Time, no material third party consent, approval or authorization shall be required for the consummation of the Merger, except where such breach or default or failure to obtain any such consent, approval or authorization would not reasonably be expected to have a Material Adverse Effect. To the Company's knowledge, there is no lien, claim, option, charge, security interest, limitation, encumbrance or restriction of any kind (any of the foregoing being a "Lien") on any of the leasehold interests set forth in the Company Disclosure Letter except for (a) Liens reflected in the balance sheet included in the Company's Form 10-K for the period ended August 31, 1997, (b) Liens of record consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property which do not materially detract from the value of, or a materially impair the use of, such property by the Company and its Subsidiaries in the operation of their respective businesses, (c) Liens for current taxes, assessments or governmental charges or levies on property not yet delinquent or being contested in good faith and for which appropriate reserves have been established in accordance with United States generally acceptable accounting principles (which contested levies are described in the Company Disclosure Letter), (d) Liens imposed by law, such as materialman's, mechanic's, carrier's, workers' and repairmen's Liens securing obligations not yet delinquent or being contested in good faith and for which appropriate reserves have been established in accordance with United States generally acceptable accounting principles or securing obligations not being paid in the ordinary course of business in accordance with customary and commercially reasonable practice, and (e) Liens that do not materially adversely affect the use or enjoyment of the assets or properties of the Company or its Subsidiaries (collectively, "Permitted Liens").

  Section 3.18 Real Property. The Company Disclosure Letter lists all real property owned by the Company and its Subsidiaries as of the date hereof. Each of the Company and its Subsidiaries has good title in fee simple to its respective real properties set forth in the Company Disclosure Letter, in each case, to the Company's knowledge, free and clear of all Liens, except for Permitted Liens.

  Section 3.19 Intellectual Property and Germplasm.

    (a) The Company Disclosure Letter lists all of the patents, certificates of plant variety protection, registered trademarks, registered service marks, registered copyrights, application for any of the foregoing and material unregistered trademarks, service marks, copyrights, trade names and corporate names used in the conduct of the business of the Company or its Subsidiaries as of the date hereof (collectively, "Intellectual Property") and all varieties and hybrids of cotton and soybeans which the Company or its Subsidiaries are presently selling or reasonably anticipates selling within two years of the date of this Agreement. The Company and its Subsidiaries own and possess all right, title and interest in and to, or possess the valid right to use, the Intellectual Property. The Company owns and possesses all right, title and interest in and to, or possesses the valid right to use, in the manner used by the Company, all germplasm used in the Company's breeding or research programs. The Company has not received any notice of, and neither the Company nor any of its Subsidiaries has any knowledge of any potential claim of any, infringement of any patent or certificate of plant variety protection or misappropriation from any third party with respect to the Intellectual Property or any germplasm in the Company's breeding or research programs. To the actual knowledge of the Company (without any inquiry), each item of Intellectual Property is valid and enforceable. To the knowledge of the Company, the Company or its Subsidiaries are not currently infringing and have not infringed any intellectual property of any other person and the transactions contemplated by this Agreement will not impair any such patent, trademark, trade name, copyright or other similar item of Intellectual Property.

    (b) None of the computer software, computer firmware, computer hardware (whether general or special purpose) or other similar or related items of automated, computerized or software systems that are used or relied on by the Company or by any of its Subsidiaries in the conduct of its business will malfunction, will cease to function, will generate incorrect data or will produce incorrect results when processing, providing or receiving (i) date-related data from, onto and between the twentieth and twenty-first centuries or (ii) date-related data in connection with any valid date in the twentieth and twenty-first centuries, except where any such malfunction or generation of incorrect data or results would not reasonably be expected to have a Material Adverse Effect.

  Section 3.20 Compliance with Other Instruments and Laws. Neither the Company nor any Subsidiary is in violation of any term of its certificate of incorporation, as amended, or bylaws, or in violation of any mortgage, indenture, instrument or agreement relating to indebtedness for borrowed money or of any judgment, decree or order which names the Company or any Subsidiary or in violation of any term of any other material instrument, contract or agreement to which it is a party or by which it or any of its properties or assets is bound, except to the extent that any such violation would not be reasonably expected to have a Material Adverse Effect. The Company's and each Subsidiary's businesses are in compliance in all material respects with all federal, state, local or foreign statutes, laws, ordinances, rules, governmental regulations, permits, concessions, grants, franchises, licenses or other governmental authorizations or approvals applicable to the operation of such business, except to the extent that the failure of such compliance would not reasonably be expected to have a Material Adverse Effect.

  Section 3.21 Employees. To the actual knowledge of the Company (without any due inquiry), as of the date of this Agreement, no key employee, or group of employees of the Company has any plans to terminate employment with the Company other than employees with plans to retire. Without limiting the generality of Section 3.20 hereof, the Company has complied in all material respects with all laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity and collective bargaining, and, to the knowledge of the Company, it does not have any material labor relations problems (including without limitation threatened or actual strikes or work stoppages or material grievances).

  Section 3.22 Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Buyer in connection with the issuance of Buyer Common Stock in the Merger (the "Form S-4") will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) the Company Proxy Statement will, at the date it is first mailed to the Company's stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Buyer specifically for inclusion or incorporation by reference in the Company Proxy Statement. At the time of the filing of any disclosure document filed after the date hereof pursuant to the Securities Act, the Exchange Act or any state securities law (each a "Company Disclosure Document") other than the Company Proxy Statement, each such Company Disclosure Document (as supplemented or amended) will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

  Section 3.23 Rights Agreement. The Company's Board of Directors has taken all necessary action to provide that Buyer will not become an "Acquiring Person," that no "Shares Acquisition Date" or "Distribution Date" (as such terms are defined in the Rights Agreement, dated as of August 13, 1996, between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agreement")) will occur, and that the Rights Agreement will not be applicable to the execution or delivery of this Agreement or any amendment hereto or the consummation of the Merger and other transactions contemplated hereby. The Company has provided to Buyer written evidence, reasonably satisfactory to Buyer, of the foregoing.

  Section 3.24 Certain Fees. Except in connection with the engagement of Merrill Lynch & Co., neither the Company nor any Subsidiary has employed any broker or finder or incurred any liability for any financial advisory, brokerage or finders' fees or commissions in connection with the transactions contemplated hereby.

  Section 3.25 Opinion of Financial Advisor. The Company has received the opinion of Merrill Lynch & Co., dated the date hereof, to the effect that, as of such date, the Merger Consideration to be received in the Merger by the Company's stockholders is fair to the Company's stockholders from a financial point of view, a copy of which opinion has been delivered to Buyer.

  Section 3.26 Voting Requirements. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock at the Company Stockholders Meeting to adopt this Agreement is the only vote of the holders of any class or series of Company's capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby. The Board of Directors of the Company has duly and validly approved and has taken or, prior to the Effective Time, will have taken, all corporate action required to be taken by the Company Board of Directors for the consummation of the transactions contemplated by this Agreement.

  Section 3.27 State Takeover Statutes. The Board of Directors of the Company has approved this Agreement and the consummation of the Merger and the other transactions contemplated hereby and such approval constitutes approval of the Merger and the other transactions contemplated by this Agreement by the Board of Directors of the Company under the provisions of Section 203 of Delaware Law such that Section 203 of Delaware Law does not apply to the Merger or the other transactions contemplated by this Agreement. To the knowledge of the Company, no other state takeover statute is applicable to the Merger or the other transactions contemplated by this Agreement.

  Section 3.28 Affiliates. The Company Disclosure Letter identifies all persons who, to the knowledge of the Company, may be deemed affiliates of the Company under Rule 145 of the Securities Act (the "Rule 145 Affiliates"), including, without limitation, all directors and executive officers of the Company.

                                   ARTICLE 4

                    REPRESENTATIVES AND WARRENTIES OF BUYER

  Buyer represent and warrant to the Company as follows:

  Section 4.01 Corporate Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware, with all requisite corporate power and authority to own, operate and lease its properties and assets and to carry on its businesses as now being conducted.

  Section 4.02 Authorization. Buyer has the necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Buyer, the performance by Buyer of its obligations hereunder and the consummation by Buyer of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Buyer, and no other corporate proceeding on the part of Buyer is necessary for the execution and delivery of this Agreement by Buyer, the performance of its obligations hereunder and the consummation by Buyer of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and is a legal, valid and binding obligation of Buyer, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally or by the availability of equitable remedies generally.

  Section 4.03 Capital Stock. The authorized capital stock of Buyer consists of: (a) 1,000,000,000 shares of Buyer Common Stock, of which, as of May 6, 1998, there were 599,842,187 shares were issued and outstanding (and 222,128,783 shares held in the Company's treasury) and (b) 10,000,000 shares of preferred stock, without par value, of which, as of May 6, 1998, there were no shares issued and outstanding. All of the outstanding shares have been validly issued and are fully paid, nonassessable and free of preemptive rights with no personal liability attaching to the ownership thereof. As of May 6, 1998, except for options to acquire not more than 110,000,000 shares of Buyer Common Stock pursuant to the Buyer Stock Option Plans, there were no outstanding subscriptions, options, warrants, rights, contracts or other arrangements or commitments obligating Buyer to issue any shares of its capital stock or any securities convertible into or exchangeable for shares of its capital stock.

  Section 4.04 Information Supplied. None of the information supplied or to be supplied by Buyer specifically for inclusion or incorporation by reference in
(i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) the Company Proxy Statement will, at the date it is first mailed to the Company's stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act, except that no representation or warranty is made by Buyer with respect to statements made or incorporated by reference in either the Form S-4 or the Company Proxy Statement based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

  Section 4.05 Consents and Approvals; No Violations. Except for (a) applicable requirements of the Exchange Act, (b) filing with and clearing by the SEC of the Form S-4, (c) expiration or termination of the waiting period under the HSR Act, (d) the filing of the Certificate of Merger as required by Delaware Law (e) such filings and consents as may be required under any environmental law pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated by this Agreement, (f) filing with the NYSE to permit the shares of Buyer Common Stock that are to be issued in the Merger and under the Company Stock Option Plans (the "Buyer Listed Securities"), to be approved for listing on the NYSE, subject to official notice of issuance, and to continue to be listed on the NYSE following the Merger, and (g) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings as may be required under the corporation, takeover or blue sky laws of various states or non-U.S. change-in-control laws or regulations, no filing or registration with, no notice to and no permit, authorization, consent or approval of any public or governmental body or authority is necessary for the consummation by Buyer of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by Buyer nor the consummation by Buyer of the transactions contemplated hereby nor compliance by Buyer with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the articles or certificate of incorporation or bylaws of Buyer,
(ii) at the Effective Time, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or otherwise change the existing rights or obligations of any party thereto) under, any of the terms, conditions or provisions of any note, bond, mortgage indenture, license, agreement or other instrument or obligation to which Buyer is a party or by which Buyer, or any of its properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Buyer or any of its properties or assets, excluding from the foregoing clauses (ii) and (iii) violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on the business, assets or financial condition of Buyer and its Subsidiaries taken as a whole, except for any effect resulting from or relating to conditions or circumstances generally affecting the industries in which Buyer currently operates which are not the result of acts or omissions of Buyer (a "Buyer Material Adverse Effect").

  Section 4.06 Certain Fees. Except for BancAmerica Robertson Stephens, whose fees will be paid by Buyer, there is no investment banker, broker, finder or other intermediary who might be entitled to any fee or commission upon consummation of the transactions contemplated by this Agreement.

  Section 4.07 SEC Reports and Financial Statements.

    (a) Since January 1, 1995, Buyer has filed all required forms, reports and documents with the SEC required to be filed by it pursuant to the Securities Act and the Exchange Act (hereinafter collectively referred to as the "Buyer Reports"), all of which have complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act.

    (b) None of the Buyer Reports, at the time filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

    (c) The consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and changes in financial position (including, without limitation, the related notes thereto) of Buyer and its consolidated subsidiaries included in the financial statements contained in Buyer's Annual Report on Form 10-K for the year ended December 31, 1997 present fairly the consolidated financial position of Buyer and its consolidated subsidiaries as of their respective dates, and the results of consolidated operations and changes in consolidated financial position for the periods then ended, all in conformity with generally accepted accounting principles applied on a consistent basis, except as otherwise noted therein, and in the case of unaudited interim financial statements subject to normal year-end audit adjustments and except for certain footnote disclosures required by generally accepted accounting principles.

  Section 4.08 Absence of Undisclosed Liabilities. Buyer and its consolidated subsidiaries have no liabilities (whether absolute, accrued or contingent), except: (a) liabilities, obligations or contingencies that are accrued and reserved against in the consolidated balance sheet of Buyer and its consolidated subsidiaries as of December 31, 1997 or reflected in the notes thereto, (b) liabilities incurred since December 31, 1997 that would not have a Buyer Material Adverse Effect, or (c) liabilities which, individually or in the aggregate, are not required under generally accepted accounting principles to be set forth on a balance sheet of Buyer and its consolidated subsidiaries.

  Section 4.09 No Buyer Stockholder Vote. No vote of the stockholders of Buyer is required under Delaware Law, the applicable rules and regulations of the NYSE or any other applicable law or regulation, or pursuant to the terms of Buyer's certificate of incorporation, in order to authorize the consummation by Buyer of the transactions contemplated hereby.

                                   ARTICLE 5

                           COVENANTS OF THE COMPANY

  Section 5.01 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 9.01 hereof, unless Buyer shall otherwise consent in writing (such consent not to be unreasonably withheld) or except as otherwise contemplated by this
Agreement:

    (a) the businesses of the Company and the Subsidiaries will be conducted only in the ordinary and usual course; the Company will use its best efforts to preserve intact its business organization and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it and the Subsidiaries; and the Company will promptly notify Buyer of any event or occurrence or emergency not in the ordinary and usual course of the business of the Company or any Subsidiary or material to the business of the Company and the Subsidiaries, taken as a whole;

    (b) the Company will not (i) amend its certificate of incorporation or bylaws or (ii) split, combine or reclassify the outstanding Shares or declare, set aside or pay any dividend payable in cash, stock or property with respect to the Shares, provided that the Company may declare and pay to holders of the Shares regular quarterly dividends not more than $0.03 per share;

    (c) except as provided in the Hartz Agreement, neither the Company nor any Subsidiary will issue or agree to issue any additional shares of, or rights of any kind to acquire shares of, its capital stock of any class other than the issuance of shares of capital stock of a Subsidiary to the Company or, with respect to the Company, Shares issuable upon exercise of outstanding options pursuant to the Company Stock Option Plans;

    (d) neither the Company nor any Subsidiary will enter into or agree to enter into any new or amended contract or agreement with any labor unions representing employees of the Company or any Subsidiary;

    (e) except as contemplated by Section 5.04 hereto, the Company will not authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into an agreement in principle or an agreement with respect to any merger, consolidation or business combination (other than the Merger), any acquisition or disposition of a material amount of assets or securities (including, without limitation, the assets or securities of any Subsidiary and other than inventory in the ordinary course of business);

    (f) except as set forth in the Company Disclosure Letter, the Company will not, and will not permit any Subsidiary to, (i) enter into or amend any employment, severance or change-in-control agreement, or any bonus, incentive compensation, deferred compensation, profit sharing, retirement, pension, group insurance or other benefit plan except as required by law or regulations, or as expressly provided by this Agreement or in the ordinary course or (ii) make any contribution to any such plan except for contributions specifically required pursuant to the terms thereof;

    (g) the Company will not (i) except as set forth in the Company Disclosure Letter or in the ordinary course of business, create, incur or assume any debt (including, without limitation, obligations in respect of capital leases) other than under existing or approved lines of credit or to fund out-of-pocket costs incurred in connection with the transactions contemplated hereby; (ii) except as set forth in the Company Disclosure Letter, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except majority-owned Subsidiaries of the Company in the ordinary course of business; or (iii) make any loans, advances or capital contributions to, or investments in, any other person other than a majority-owned Subsidiary (other than trade credit or customary advances to employees and short-term investments pursuant to customary cash management systems of the Company in the ordinary course and consistent with past practice);

    (h) the Company will neither amend the Rights Agreement nor redeem any of the rights granted under the Rights Agreement without the written consent of Buyer; and

    (i) neither the Company nor any Subsidiary shall agree in writing or otherwise to take (i) any action that it is prohibited from taking by this
  Section 5.01, or (ii) any action that would constitute or is likely to cause or result in a breach of any covenant, agreement, or representation or warranty set forth herein.

  Section 5.02 Stockholders' Meeting. The Company shall cause a meeting of its stockholders (the "Company Stockholders Meeting") to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of this Agreement and the Merger. The Board of Directors of the Company will (a) unanimously recommend approval and adoption of this Agreement by the Company's stockholders hereof and (b) use reasonable best efforts to obtain the necessary approval by the Company's stockholders of this Agreement and the transactions contemplated hereby.

  Section 5.03 Access to Information. Subject to the terms hereof and of the existing confidentiality agreements, dated April 28, 1998 and March 14, 1998, between the Company and Buyer (together, the "Confidentiality Agreements"), in compliance with applicable law, during normal business hours, upon reasonable notice and in a manner as shall not unreasonably interfere with the conduct of the Company or Buyer, the Company will give Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access throughout the period prior to the Effective Time to all of the offices, properties, business and marketing plans, books, files and records of the Company and the Subsidiaries, will furnish to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request and will instruct the Company's employees, counsel and financial advisors to cooperate with Buyer in its investigation of the business of the Company and its Subsidiaries. The Company will furnish promptly to Buyer (a) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of Federal or state securities laws, and (b) all such other information concerning its business, properties and personnel as Buyer may reasonably request; provided that no investigation pursuant to this Section
5.03 shall affect any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger. Notwithstanding the foregoing, nothing in this Agreement shall require any person to disclose any information in violation of any applicable law, regulation or administrative order or decree and nothing in this Agreement shall relieve any party of any existing contractual obligations with respect to the use and/or disclosure of such information.

  Section 5.04 No Solicitation.

  (a) The Company agrees that, prior to the Effective Time or, in the event that this Agreement is terminated, for 90 days following the effective date of such termination, it shall not, and shall not authorize or permit any of its Subsidiaries or any of its or its Subsidiaries' directors, officers, employees, agents or representatives, directly or indirectly, to solicit, initiate or encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving the Company or the acquisition of all or substantially all of the assets or capital stock of the Company (an "Acquisition Transaction") or negotiate, explore or otherwise engage in substantive discussions with any person (other than Buyer or its directors, officers, employees, agents and representatives), or enter into any agreement, with respect to any Acquisition Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement; provided that the Company may, prior to the date of the Company Stockholders Meeting, in response to a bona fide unsolicited written proposal with respect to an Acquisition Transaction from a credible third party that is not subject to any material financing uncertainties and that the

Board of Directors determines in the exercise of its fiduciary duties is more favorable to the stockholders of the Company than the Merger, furnish or disclose non-public information to, and negotiate, explore or otherwise engage in substantive discussions with, or enter into such an agreement with, such third party (provided that it shall concurrently with entering into such agreement pay or cause to be paid to Buyer the amount specified in Section 9.04(b) hereof).

  (b) After the date hereof, the Company shall immediately advise Buyer in writing of the receipt, directly or indirectly, of any inquiries or proposals, and of its intention to enter into any agreement, relating to an Acquisition Transaction and any actions taken pursuant to Section 5.04(a) hereof and furnish to Buyer either a copy of such proposal or a written summary of such proposal.

  Section 5.05 Corporate Organization. Notwithstanding anything to the contrary contained in this Agreement or in the Company Disclosure Letter, the Company and each Subsidiary shall take all actions necessary in order to be duly qualified and in good standing on the Effective Date with the Secretary of State in each jurisdiction in which the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary (it being understood and agreed that no breach of this covenant shall form the basis for any liability of the Company under this Agreement).

  Section 5.06 Termination Option Agreement. The Company will fully perform its obligations under the Termination Option Agreement.

                                   ARTICLE 6

                              COVENANTS OF BUYER

  Buyer agrees that:

  Section 6.01 Confidentiality. Buyer will hold, and will use its reasonable best efforts to cause its officers, directors, employees, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all trade secrets and confidential information concerning the Company and the Subsidiaries furnished to Buyer in connection with the transactions contemplated by this Agreement, except to the extent that such information can be shown to have been (a) previously known on a nonconfidential basis by Buyer, (b) in the public domain through no fault of Buyer or (c) lawfully available to Buyer from sources other than the Company; provided, however, that Buyer may disclose such information to its officers, directors, employees, consultants, advisors and agents so long as such persons are informed by Buyer of the confidential nature of such information and are directed by Buyer to treat such information confidentially; and provided further that Buyer shall be responsible for any disclosures of such information by any such persons. If this Agreement is terminated, such confidence shall be maintained and Buyer will, and will use its best efforts to cause its officers, directors, employees, consultants, advisors and agents to, destroy or deliver to the Company, upon request, all documents and other materials, and all copies thereof, obtained by Buyer or on its behalf from the Company in connection with this Agreement that are subject to such confidence.

  Section 6.02 Indemnification.

  (a) Buyer shall cause the Surviving Corporation to indemnify, to the full extent permitted under Delaware Law, the present and former directors or officers of the Company and the Subsidiaries (the "Indemnified Parties") from and against all losses, obligations, expenses, claims, damages and liabilities arising in respect of actions taken prior to and including the Effective Time in connection with their duties as directors or officers of the Company (including the transactions contemplated hereby) for a period of not less than six years from the Effective Time; provided that, in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. Without limitation of the foregoing, in the event any Indemnified Party becomes involved in such capacity in any action, proceeding or investigation in connection with any matter, including the transactions contemplated hereby, occurring prior to and including the Effective Time, the Surviving Corporation, to the extent permitted and on such conditions as may be required by applicable law, will periodically reimburse such Indemnified Party for his legal and other out-of-pocket expenses (including the cost of any investigation and preparation) incurred in connection therewith.

  (b) For not less than six years after the Effective Time, Buyer or the Surviving Corporation shall maintain in effect directors' and officers' liability insurance covering the Indemnified Parties who are currently covered by the Company's existing directors' and officers' liability insurance, on terms and conditions no less favorable to such directors and officers than those in effect on the date hereof with respect to Buyer's officers and directors.

  Section 6.03 Operations After the Effective Time. Buyer currently intends to maintain offices, facilities and operations of the Company at their current locations. Buyer looks forward to continuing the strong relationship developed by the Company with the community in Scott, Mississippi.

  Section 6.04 Employee Benefits. From and after the Closing Date, Buyer will honor, pay and perform all obligations under all employment, severance, retention and change of control agreements with or for employees of the Company or any Subsidiary in accordance with the terms thereof. Buyer will maintain and fund in accordance with ERISA, the Code and any other applicable law for a period of two years after the Effective Time employee benefit and compensation plans and arrangements which, in the aggregate, provide benefits and compensation to employees of the Surviving Corporation which are no less favorable in the aggregate than those provided pursuant to the employee benefit plans and arrangements in effect for such individuals on the date hereof. From and after the Effective Time, if any employees of the Surviving Corporation or any Subsidiary will participate in any employee benefit plan of Buyer or any of its subsidiaries, Buyer will, and will cause its subsidiaries to, cause such employee benefit plans to (i) recognize the service of the affected employees of the Company or its Subsidiaries completed prior to the Effective Time for participation, vesting and eligibility for early retirement under such plans of Buyer or any of its Subsidiaries and (ii) waive any pre-existing condition limitations or exclusions under such plans of Buyer or its subsidiaries. If the Closing Date occurs more than three months after the end of the Company's last completed fiscal year, then the amount of bonuses payable, if any, to each employee of the Company or any of its Subsidiaries who is eligible to participate in a bonus plan or arrangement sponsored or maintained by the Company or any of its Subsidiaries for the fiscal year of the Company that includes the Closing Date shall be determined consistent with past practices of the Company and shall be payable no later than November 15 of the fiscal year of the Surviving Corporation next succeeding the fiscal year that includes the Closing Date.

  Section 6.05 Employment and Noncompetition Agreements. As soon as practicable after the date hereof, Buyer shall offer to those employees of the Company or its Subsidiaries whose names are included in the list of the "Key Executive Group" set forth in the Company Disclosure Letter a Key Executive Employment Protection and Noncompetition Agreement, in the form attached as an exhibit to the Company Disclosure Letter, to be and become effective as of the Effective Time. As soon as practicable after the date hereof, Buyer shall offer to the employees of the Company or its Subsidiaries whose names are included in the list of the "Key Employee Group" set forth in the Company Disclosure Letter, a Key Employee Employment Protection and Retention and Noncompetition Agreement in the form attached as an exhibit to the Company Disclosure Letter, to be and become effective as of the Effective Time.

                                   ARTICLE 7

                      COVENANTS OF BUYER AND THE COMPANY

  The parties hereto agree that:

  Section 7.01 Best Efforts. Subject to the terms and conditions of this Agreement, each party will use its best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement. The Company and Buyer shall each furnish to one another and to one another's counsel all such information as may be required in order to accomplish the foregoing actions. If any state takeover statute or similar statute or regulation becomes applicable to the Merger, this Agreement or any of the other transactions contemplated hereby, the Company and Buyer will take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

  Section 7.02 Certain Filings. The Company and Buyer shall cooperate with one another (a) in connection with the preparation of the Form S-4, the Company Proxy Statement and the Company Disclosure Documents, (b) in determining whether any other action by or in respect of, or filing with, any governmental body, agency or official, or authority or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts in connection with the consummation of the transactions contemplated by this Agreement and (c) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Form S-4, the Company Proxy Statement and the Company Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

  Section 7.03 Public Announcements. Buyer and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to obtaining the other party's consent to any such public statement.

  Section 7.04 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf the Company, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

  Section 7.05 Notices of Certain Events. The Company and Buyer shall promptly notify the other of:

    (a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement;

    (b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement;

    (c) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting the Company or any Subsidiary, on the one hand, or Buyer, on the other hand, which relate to the consummation of the transactions contemplated by this Agreement; and

    (d) any action, event or occurrence that would constitute a breach of any representation, warranty, covenant or agreement of it set forth in this Agreement.

  Section 7.06 Preparation of the Form S-4 and the Company Proxy Statement.

    (a) As soon as practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Company Proxy Statement and Buyer shall prepare and file with the SEC the Form S-4, in which the Company Proxy Statement will be included as a prospectus. Each of the Company and Buyer shall use best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company will use all best efforts to cause the Company Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Buyer shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of the Buyer Common Stock in the Merger and the Company shall furnish all information concerning the Company and the holders of the Shares as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 will be made by Buyer or to the Company Proxy Statement will be made by the Company without providing the other party the opportunity to review and comment thereon. Buyer will advise the Company, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Buyer Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Company Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to the Company or Buyer, or any of their respective affiliates, officers or directors, should be discovered by the Company or Buyer which should be set forth in an amendment or supplement to any of the Form S-4 or the Company Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company and Buyer.

  Section 7.07 Letters of the Company's Accountants. The Company shall use its reasonable best efforts to cause to be delivered to Buyer two letters from the Company's independent accountants, one dated a date within two business days before the date on which the Form S-4 shall become effective and one dated a date within two business days before the Closing Date, each addressed to Buyer, in form and substance reasonably satisfactory to Buyer and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

  Section 7.08 Affiliates.

    (a) Not less than 45 days prior to the Effective Time, the Company shall deliver to Buyer a list of names and addresses of each person who, in the Company's reasonable judgment, is an affiliate within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act or otherwise applicable SEC accounting releases with respect to pooling of interests accounting treatment (each such person, a "Pooling Affiliate") of the Company. The Company shall provide Buyer such information and documents as Buyer shall reasonably request for purposes of reviewing such list. The Company shall use its reasonable best efforts to deliver or cause to be delivered to Buyer, not later than 30 days prior to the Effective Time, an affiliate letter in the form attached hereto as Exhibit 7.08(a), executed by each of the Pooling Affiliates of the Company identified in the foregoing list. Buyer shall be entitled to place legends as specified in such affiliate letters on the certificates evidencing any of the Buyer Common Stock to be received by the Pooling Affiliates of the Company pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Buyer Common Stock, consistent with the terms of such letters.

    (b) Not less than 45 days prior to the Effective Time, Buyer shall deliver to the Company a list of names and addresses of each person who, in Buyer's reasonable judgment, is a Pooling Affiliate of Buyer. Buyer shall provide the Company such information and documents as the Company shall reasonably request for purposes of reviewing such list. Buyer shall use its reasonable best efforts to deliver or cause to be delivered to the Company, not later than 30 days prior to the Effective Time, an affiliate letter in the form attached hereto as Exhibit 7.08(b), executed by each Pooling Affiliate of Buyer identified in the foregoing list.

  Section 7.09 NYSE Listing. Buyer shall use its reasonable best efforts to cause the Buyer Listed Securities to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event prior to the Closing Date and to continue to be listed on the NYSE following the Merger.

  Section 7.10 Tax Treatment.

    (a) The Company and Buyer shall each reasonably cooperate in connection with obtaining the opinions of counsel described in Section 8.01 including, without limitation, providing to each counsel such representations as are reasonably required by such counsel to enable it to render such opinion.

    (b) The parties intend for the Merger to qualify as a reorganization under Section 368(a) of the Code. If, as a result of circumstances arising after the date hereof, the Merger, if consummated, would fail to qualify as a reorganization within the meaning of Section 368(a) of the Code, each party and its affiliates shall use its reasonable best efforts to restructure the Transaction contemplated hereby in a form that will so qualify or that will otherwise enable the Transaction to proceed in a manner consented to by Buyer and the Company, such consent not to be unreasonably withheld. Notwithstanding anything to the contrary in this Agreement but subject to the last sentence of this Section 7.10(b), either party may postpone for up to six months the date after which the other party may terminate this Agreement pursuant to Section 9.01(b) hereof in order to permit the Transaction to proceed as a tax-free reorganization, provided that, in the reasonable opinion of tax counsel to the party seeking such postponement, the postponement offers a reasonably likely opportunity for such result. In the event Buyer elects to pay and does pay to the Company the amounts referred to in clause (y) of Section 9.04(c) hereof, such date will not be postponed.

    (c) Buyer shall pay any stamp duties, transfer taxes and similar charges imposed by any jurisdiction (and any penalties and interest with respect to such duties, taxes and charges), which become payable in connection with the Merger, without any offset, deduction, counterclaim or deferment of the consideration to be paid for the Shares pursuant to the Merger. Buyer shall be responsible for the preparation and filing of any required returns with respect to such taxes (including returns on behalf of the stockholders of the Company) and the Company shall cooperate in preparation and filing such returns.

  Section 7.11 Pooling of Interests. Each of Buyer and the Company shall use their respective reasonable best efforts to cause the transactions contemplated by this Agreement, including the Merger, to be accounted for as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and such accounting treatment to be accepted by each of the Company's and Buyer's independent certified public accountants, respectively, and to be accepted by the SEC. The Company agrees to consult with Buyer prior to taking any action or forebearing from taking any action, the effect of which could reasonably be expected to cause pooling of interest accounting treatment not to be obtained, and to take such actions in connection with pooling treatment (whether or not specifically in respect of the Merger) reasonably requested by Buyer as would not be materially disadvantageous to the Company or its stockholders.

  Section 7.12 Consents.

    (a) Buyer and the Company shall use their commercially reasonable efforts to obtain all material consents of third parties (which, in any event, shall include consents to the assignment of the contracts listed under the heading "Consents" in the Company Disclosure Letter) and Governmental Entities, and to make all governmental filings, necessary to the consummation of the transactions contemplated by this

  Agreement. The Company and Buyer shall as soon as practicable file Pre-Merger Notification and Report Forms under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") and shall use their reasonable best efforts to respond as fully and as promptly as practicable to all inquiries received from the FTC or the Antitrust Division for additional information or documentation.

    (b) In furtherance and not in limitation of the foregoing, Buyer and the Company will furnish to the other such information and assistance as the other reasonably may request in connection with the preparation of any submissions to, or agency proceedings by, any Governmental Entity under the HSR Act or any comparable laws of foreign jurisdictions, and each of Buyer and the Company shall keep the other promptly apprised of any communications with, and inquiries or requests for information from, such Governmental Entities. Each of Buyer and the Company shall use their commercially reasonable efforts to resolve any objections asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory laws, rules or regulations of any domestic or foreign government or Governmental Entity or any multinational authority (the "Antitrust Laws"). Buyer shall take such action, within the scope of such reasonable efforts, as may be required (i) by any applicable government or Governmental Entity or multinational authority (including, without limitation, the Antitrust Division or the FTC) in order to resolve such objections as such government or authority may have to such transactions under any Antitrust Law or (ii) by any domestic or foreign court or similar tribunal, in any action brought by a private party, Governmental Entity or multinational authority challenging the transactions contemplated by this Agreement as violative of any Antitrust Law, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that has the effect of preventing the consummation of any of such transactions.

  Section 7.13 Confidentiality. The Confidentiality Agreements will remain in full force and effect until their expiration in accordance with the terms thereof.

  Section 7.14 Representations. Each of the Company, on the one hand, and Buyer, on the other, (a) will use their reasonable best efforts to take all action necessary to render true and correct as of the Closing its representations and warranties contained in this Agreement, (b) will refrain from taking any action that would render any such representation or warranty untrue or incorrect as of such time, and (c) will perform or cause to be satisfied each agreement, covenant or condition to be performed or satisfied by it.

                                   ARTICLE 8

                           CONDITIONS TO THE MERGER

  Section 8.01 Conditions to the Obligations of Each Party. The obligations of the Company and Buyer to consummate the Merger are subject to the satisfaction of the following conditions:

    (a) this Agreement shall have been approved and adopted by the stockholders of the Company in accordance with Delaware Law;

    (b) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated;

    (c) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger;

    (d) with respect to the obligations of Buyer, the representations and warranties of the Company as set forth in this Agreement shall be true and correct (after allowing for developments in the business of the Company arising in the ordinary course) as if made on and as of the Effective Time (other than those representations and warranties which address matters only as of a certain date, which shall be true and correct in all material respects as of such certain date), except to the extent that the failures in the aggregate of such representations and warranties (disregarding any qualifications as to materiality contained therein) to be true and correct would not reasonably be expected to have, and have not had, a Material Adverse Effect, and Buyer shall have received a certificate of the chief executive officer, president or vice president/finance of the Company to such effect;

    (e) with respect to the obligations of the Company, the representations and warranties of Buyer as set forth in this Agreement shall be true and correct (after allowing for developments in the business of Buyer arising in the ordinary course) as if made on and as of the Effective Time (other than those representations and warranties which address matters only as of a certain date, which shall be true and correct in all material respects as of such certain date), except to the extent that the failures in the aggregate of such representations and warranties (disregarding any qualifications as to materiality contained therein) to be true and correct would not reasonably be expected to have, and have not had, a Buyer Material Adverse Effect, and the Company shall have received a certificate of the president, chief financial officer or any vice president of Buyer to such effect;

    (f) the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order;

    (g) the shares of Buyer Listed Securities issuable to the Company's stockholders as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance;

    (h) with respect to the obligations of Buyer, there shall not have been any Material Adverse Change in the Company since the date hereof; and, with respect to the obligations of the Company, there shall not have been any material adverse change in the business, assets or financial condition of Buyer and its subsidiaries, taken as a whole, since the date hereof, except for any change resulting from or relating to conditions or circumstances generally affecting the industries in which Buyer currently operates which are not the result of acts or omissions of the Company;

    (i) with respect to the obligations of the Company, the Company shall have received an opinion of Debevoise & Plimpton, or other counsel of national repute, in form and substance reasonably satisfactory to the Company, dated on or about the date of the mailing to stockholders of the Company Proxy Statement, which opinion shall be reconfirmed as of the Effective Time, substantially to the effect that the Merger will constitute a reorganization for U.S. federal income tax purposes within the meaning of
  Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon reasonable representations contained in certificates of officers of Buyer, the Company and others;

    (j) with respect to the obligations of Buyer, Buyer shall have received an opinion of Arnold & Porter, special tax counsel to Buyer, or other counsel of national repute, in form and substance reasonably satisfactory to Buyer, dated on or about the date of the mailing to stockholders of the Company Proxy Statement, which opinion shall be reconfirmed as of the Effective Time, substantially to the effect that the Merger will constitute a reorganization for U.S. federal income tax purposes within the meaning of
  Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon reasonable representations contained in certificates of officers of Buyer, the Company and others;

    (k) the Company shall have transferred (subject to the Company's ability, using reasonable best efforts, to obtain such third party consents to such transfers as are required) to D&PL International Technology Corp. all of its right, title and interest in and to all of the Intellectual Property and all of the varieties and hybrids of cotton and soybeans in which the Company owns any interest, shall have effected the recordation of each such transfer in all jurisdictions where the Company currently operates and shall have provided to Buyer evidence, reasonably satisfactory to Buyer, that such transfer has been effected; and

    (l) this Agreement shall not have been terminated in accordance with its terms.

                                   ARTICLE 9

                                  TERMINATION

  Section 9.01 Termination. This Agreement may be terminated and the Transaction may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

    (a) by mutual written consent of the Company and Buyer;

    (b) by either the Company or Buyer, if the Merger has not been consummated by June 30, 1999; provided that if the condition set forth in
  Section 8.01(b) hereof shall not have been satisfied prior to such date, the Company may, in its sole discretion and upon notice to Buyer, extend such date to a date not later than December 31, 1999; and provided, further, that no party may terminate this Agreement pursuant to this subSection if such party's failure to fulfill any of its obligations under this Agreement shall have been the reason that the Effective Time shall not have occurred on or before said date;

    (c) by either the Company or Buyer, if there shall be any law or regulation that makes consummation of the Transaction illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Buyer or the Company from consummating the Transaction is entered and such judgment, injunction, order or decree shall become final and nonappealable;

    (d) by Buyer, if the Company's Board of Directors shall withdraw, modify or change its recommendation or approval in respect of this Agreement or the Merger in a manner adverse to Buyer;

    (e) by Buyer, if any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) other than Buyer or any of its subsidiaries or affiliates and other than any of the entities included in the "Institutional Investor Group" set forth in the Company Disclosure Letter, shall have become the beneficial owner of more than 15% of the outstanding Shares (either on a primary or a fully diluted basis);

    (f) by the Company prior to the date of the Company Stockholders Meeting, to allow the Company to enter into an agreement in respect of an Acquisition Transaction which the Board has determined in the exercise of its fiduciary duties is more favorable to the Company and its stockholders than the transactions contemplated hereby (provided that the termination described in this subSection (f) shall not be effective unless and until the Company shall have paid to Buyer the fee described in Section 9.04(b) hereof); or

    (g) by the Company in accordance with the terms of Section 1.02(a)(iii) hereof.

  Such right of termination shall be exercised by written notice of termination given by the terminating party to the other parties hereto in the manner hereinafter provided. Any such right of termination shall not be an exclusive remedy hereunder but shall be in addition to any other legal or equitable remedies that may be available to any non-defaulting party hereto arising out of any default hereunder by any other party hereto.

  Section 9.02 Waiver. At any time prior to the Effective Time, the parties hereto, by action taken by or pursuant to resolutions of their respective Boards of Directors, may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) except for approval of the holders of Shares and, in connection with all HSR Act filings, of the Federal Trade Commission and the Department of Justice, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

  Section 9.03 Closing. Subject to the satisfaction of the conditions contained in Section 8.01 hereof, the closing of the Merger contemplated by this Agreement (the "Closing") shall take place at the offices of Debevoise & Plimpton in New York, New York as soon as practicable after the satisfaction or waiver of all of the conditions to the Merger contained in Section 8.01 hereof or at such other time and place as Buyer and the Company shall agree (the "Closing Date").

  Section 9.04 Effect of Termination; Termination Fee.

  (a) If this Agreement is terminated pursuant to Section 9.01 hereof, this Agreement shall terminate with no liability on the part of any party hereto, except that the agreements contained in Sections 6.01, 10.04 and 10.06 hereof shall survive the termination hereof and the Termination Option Agreement shall survive in accordance with its terms, and except that no such termination shall relieve any party from liability for breach of this Agreement or failure by it to perform its obligations hereunder.

  (b) In the event that the Company has willfully failed to perform any of its obligations under this Agreement or has breached as of the date hereof any of its representations or warranties contained herein in any material respect, and, as a result of such failure or such breach, either the Closing shall not have occurred on the date determined pursuant to Section 9.03 hereof or this Agreement shall have been terminated (including pursuant to subSections (d), (e) or (f) of Section 9.01 hereof), then in any such case, the Company shall promptly, but in no event later than two Trading Days after the date of such failure to close or termination, pay Buyer a termination fee of $40,000,000 plus an amount, not to exceed $1,000,000, equal to Buyer's actual and reasonably documented out-of-pocket expenses directly attributable to the proposed acquisition of the Company, including negotiation and execution of this Agreement and the attempted financing and completion of the Merger, which fee and amount shall be payable in same day funds. In no event shall the Company be required to pay more than one termination fee and reimbursement of expenses pursuant to this Section 9.04(b).

  (c) In the event (i) that the Closing shall not have occurred on the date determined pursuant to Section 9.03 hereof solely due to a failure of the condition set forth in Section 8.01(b) or Section 8.01(c) hereof (with respect to any Antitrust Law) to have been satisfied (other than because of the breach of this Agreement by the Company), (ii) that Buyer has willfully failed to perform any of its obligations under this Agreement or has breached as of the date hereof any of its representations or warranties contained herein in any material respect, and, as a result of such failure or such breach, either the Closing shall not have occurred on the date determined pursuant to Section
9.03 hereof or this Agreement shall have been terminated, or (iii) that the election described in the last sentence of Section 7.10(b) hereof shall have been made, then in any such case, Buyer shall promptly, but in no event later than two Trading Days after the date of such failure to close or termination, pay the Company a termination fee of (x) in the case of clause (i) above, $80,000,000, or (y) in the case of clause (ii) or (iii) above, $40,000,000, in either case plus an amount, not to exceed $1,000,000, equal to the Company's actual and reasonably documented out-of-pocket expenses directly attributable to the proposed acquisition of the Company, including negotiation and execution of this Agreement and the completion of the Merger, which fee and amount shall be payable in same day funds. In no event shall Buyer be required to pay more than one termination fee and reimbursement of expenses pursuant to this Section 9.04(c).

                                  ARTICLE 10

                                 MISCELLANEOUS

  Section 10.01 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile, telex or similar writing) and shall be given,

                                If to Buyer, to:
                                Monsanto Company
                          800 North Lindbergh Boulevard
                            St. Louis, Missouri 63167
                           Attention: General Counsel
                            Facsimile: (314) 694-7771
                                with a copy to:

                               Kirkland & Ellis
                            200 East Randolph Drive
                               Chicago, IL 60601
                      Attention: Robert S. Osborne, P.C.
                           Facsimile: (312) 861-2200

                            if to the Company, to:

                          Delta and Pine Land Company
                                 P.O. Box 217
                                One Cotton Row
                                Scott, MS 38772
                              Attention: Chairman
                           Facsimile: (601) 742-3350

                                with copies to:

                             Debevoise & Plimpton
                               875 Third Avenue
                              New York, NY 10022
                      Attention: Gregory V. Gooding, Esq.
                           Facsimile: (212) 909-6870

                                     and:

                               Lake Tindall, LLP
                            127 South Poplar Street
                                 P.O. Box 918
                         Greenville, Mississippi 38702
                       Attention: Jerome C. Hafter, Esq.
                           Facsimile: (601) 378-2183

  or such other address, telecopy or telex number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) if given by facsimile or telex, upon confirmation of receipt, or (b) if given by any other means, when delivered at the address specified in this Section 10.01.

  Section 10.02 Survival of Representations and Warranties. The representations and warranties contained herein shall not survive the Effective Time.

  Section 10.03 Amendments; No Waivers.

    (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and Buyer or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any term of the articles of incorporation of the Surviving Corporation or (iii) any of the terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company.

    (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

  Section 10.04 Expenses. Except as provided in this Agreement, each party shall pay its own costs and expenses relating to this Agreement and the transactions contemplated hereby, except that each of Buyer and the Company shall bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Form S-4 and the Company Proxy Statement (including SEC filing fees).

  Section 10.05 Successors and Assigns. This Agreement and the rights and obligations hereunder may not be assigned, provided that this Agreement may be assigned by Buyer to, and the rights and obligations hereunder shall be binding upon and inure to the benefit of, its legal successors and assigns through a reorganization, merger, business combination or similar transaction.

  Section 10.06 Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

  Section 10.07 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts (including by means of telecopied signature pages), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

  Section 10.08 Headings. Section headings used in this Agreement are for convenience only and shall be ignored in the construction and interpretation hereof.

  Section 10.09 No Third Party Beneficiaries. Except for Section 6.02 hereof, no provision of this Agreement is intended to, or shall, confer any third party beneficiary or other rights or remedies upon any person other than the parties hereto.

  Section 10.10 Remedies. In addition to any remedy to which any party hereto is specifically entitled by the terms hereof, each party shall be entitled to pursue any other remedy available to it at law or in equity (including damages, specific performance or other injunctive relief) in the event that any of the provisions of this Agreement were not performed in accordance with their terms or were otherwise breached.

  Section 10.11 Entire Agreement. This Agreement, including the exhibits hereto, the Company Disclosure Letter, and the Confidentiality Agreements, embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and supersede all prior agreements and understandings, both written and oral, between the parties with respect to such subject matter.

                                   * * * * *

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                          MONSANTO COMPANY

                                          By: /s/ Susan D. Berland
                                          Name: Susan D. Berland
                                          Title: Authorized Representive

                                          DELTA AND PINE LAND COMPANY

                                          By: /s/ Roger D. Malkin
                                          Name: Roger D. Malkin
                                          Title: Chairman

                                                                     APPENDIX B

         OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

                                                               October 23, 1998

Board of Directors
Delta and Pine Land Company
One Cotton Row
Scott, Mississippi 38772

Members of the Board of Directors:

  Delta and Pine Land Company (the "Company") and Monsanto Company ("Monsanto") have entered into an Agreement and Plan of Merger dated as of May 8, 1998 (together with the Termination Option Agreement dated as of May 8, 1998 between Monsanto and the Company, the "Agreements") pursuant to which the Company will be merged with Monsanto in a transaction (the "Merger") in which each outstanding share of the Company's common stock, par value $0.10 per share (the "Company Shares"), will be converted into the right to receive
0.8625 shares (the "Merger Consideration") of the common stock of Monsanto, par value $2 per share (the "Monsanto Shares").

  You have asked us whether, in our opinion, the Merger Consideration is fair from a financial point of view to the holders of the Company Shares, other than Monsanto and its affiliates.

  In arriving at the opinion set forth below, we have, among other things:

    (1) Reviewed certain publicly available business and financial information relating to the Company and Monsanto that we deemed to be relevant;

    (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and certain more limited information, including a financial forecast for 1998 and certain estimated earnings per share growth rates for the three years thereafter, relating to the business, earnings, assets, liabilities and prospects of Monsanto;

    (3) Conducted discussions with members of senior management and representatives of the Company and Monsanto concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger;

    (4) Reviewed the market prices and valuation multiples for the Company Shares and the Monsanto Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

    (5) Reviewed the results of operations of the Company and Monsanto and compared them with those of certain publicly traded companies that we deemed to be relevant;

    (6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

    (7) Participated in certain discussions and negotiations among representatives of the Company and Monsanto and their financial and legal advisors;

    (8) Reviewed the potential pro forma impact of the Merger and other acquisitions announced by Monsanto;

    (9) Reviewed copies of the Agreements; and

    (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

  In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or Monsanto or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or Monsanto. With respect to the financial forecast information furnished to or discussed with us by the Company or Monsanto, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or Monsanto's management as to the expected future financial performance of the Company or Monsanto, as the case may be. We have also assumed that Monsanto's projected sales of non-core assets and/or sales of securities to finance its acquisition and product development programs will not have a material adverse effect on the financial forecasts provided to us by Monsanto or on the market price performance of the Monsanto Shares. We have further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes.

  Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

  We are acting as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory services to the Company and financial advisory and financing services to Monsanto and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as Monsanto Shares and other securities of Monsanto, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger or any other matter related thereto.

  We are not expressing any opinion herein as to the prices at which the Company Shares or Monsanto Shares will trade following the consummation of the Merger.

  On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration is fair from a financial point of view to the holders of the Company Shares, other than Monsanto and its affiliates.

                                          Very truly yours,

                                          Merrill Lynch, Pierce, Fenner &
                                           Smith Incorporated

                          DELTA AND PINE LAND COMPANY
                                 PEABODY HOTEL
                                149 UNION AVENUE
                            MEMPHIS, TENNESSEE 38103
                   PROXY FOR SPECIAL MEETING OF STOCKHOLDERS
                               NOVEMBER 30, 1998

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

  Roger D. Malkin, W. Thomas Jagodinski and Jerome C. Hafter, or any of them with full power of substitution, are hereby authorized to represent and vote all the shares of common stock of the undersigned at the Special Meeting of the stockholders of Delta and Pine Land Company to be held on November 30, 1998, at 10:00 a.m., local time, or any adjournment thereof, with all powers which the undersigned would possess if personally present, in the following manner:

  Approval of the Agreement and Plan of Merger, dated as of May 8, 1998 (the "Merger Agreement"), between Monsanto Company and Delta and Pine Land Company ("Delta Pine"), pursuant to which Delta Pine will merge with and into Monsanto Company.

                     [_] FOR   [_] AGAINST   [_] ABSTAIN

  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT. THIS PROXY SHALL BE VOTED AS DIRECTED. IN THE ABSENCE OF A CONTRARY DIRECTION, IT SHALL BE VOTED FOR THE PROPOSAL. The undersigned acknowledges receipt of Notice of said Special Meeting and the accompanying Proxy Statement/Prospectus, and hereby revokes all proxies heretofore given by the undersigned for said Special Meeting. THIS PROXY MAY BE REVOKED AT ANY TIME PRIOR TO VOTING THEREOF.

                                              Dated
                                                                              ,
                                              1998

                                              -------------------------
                                              Signature of Stockholder

                                              -------------------------
                                              Signature of Stockholder
                                              (if held jointly)

                                              Please date this proxy
                                              and sign your name or
                                              names exactly as shown
                                              hereon. When signing as
                                              an Attorney, Executor,
                                              Administrator, Trustee
                                              or Guardian, please sign
                                              your full title as such.
                                              If there is more than
                                              one Trustee, or Joint
                                              Owners, all must sign.
                                              Please return the proxy
                                              card promptly using the
                                              enclosed envelope.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

              ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The By-Laws of Monsanto Company ("Monsanto") provide that Monsanto shall indemnify and hold harmless, to the full extent authorized or permitted by the Delaware General Corporation Law, any person who was or is made or is threatened to be made a party or is otherwise involved in any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of Monsanto or serves or served at the request of Monsanto as a director, officer, employee, fiduciary or agent of any other enterprise.

  Section 145(c) of the Delaware General Corporation Law provides for "mandatory indemnification" to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any proceeding, or in defense of any claim, issue or matter therein, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such proceeding. Section 145(e) of the Delaware General Corporation Law provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall be ultimately determined that he is not entitled to be indemnified by the corporation as authorized in such section.

  The Monsanto By-Laws provide that with respect to proceedings seeking to enforce rights to indemnification, Monsanto shall indemnify a person in connection with a proceeding initiated by such person or a claim made by such person against Monsanto only if such proceeding or claim was authorized by the Monsanto Board of Directors. Section 145(h) of the Delaware General Corporation Law expands the definition of corporation under all of Section 145 to include any constituent corporation (including any constituent of a constituent) absorbed in a merger or consolidation which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another enterprise, shall stand in the same position under the indemnification provisions of Section 145 of the Delaware General Corporation Law with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. Accordingly, since Delta Pine would have the authority and power to indemnify its directors, officers, employees and agents to the full extent permitted under the Delaware General Corporation Law, the indemnification provisions of the Delaware General Corporation Law applicable to Monsanto shall extend to the directors, officers, employees and agents of Delta Pine.

  Pursuant to the Delaware General Corporation Law, Monsanto may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Monsanto, or is or was serving at the request of Monsanto as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person or on such person's behalf in any such capacity, or arising out of such person's status as such, whether or not Monsanto would have the power to indemnify such person against such liability under the Bylaws.

             ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) The following exhibits are filed as part of this Registration Statement or incorporated by reference herein:

                2.1  Agreement and Plan of Merger, dated as of May 8, 1998, between Monsanto and Delta and Pine Land Company (Appendix A to Proxy Statement/Prospectus)
                3.1  Restated Certificate of Incorporation of Monsanto (incorporated by reference from Exhibit 3(i) to Monsanto's Quarterly Report on form 10-Q for the Quarter ended September 30, 1997 (the "Form 10-Q"))
                3.2  Bylaws of Monsanto (incorporated by reference from Exhibit 3(ii) to the
                     Form 10-Q)
                4.1  Rights Agreement, dated as of January 26, 1990 between Monsanto and First
                     Chicago Trust Company as successor to the First National Bank of Boston
                     (incorporated herein by reference to Monsanto's Form 8-A filed on January
                     31, 1990)
                5.1  Opinion of Kirkland & Ellis regarding legality*
                8.1  Opinion of Arnold & Porter regarding certain federal income tax consequences**
                8.2  Opinion of Debevoise & Plimpton regarding certain federal income tax consequences**
               23.1  Consent of Arthur Andersen LLP**
               23.2  Consent of Deloitte & Touche LLP**
               23.3  Consent of Kirkland & Ellis (included in Exhibit 5.1)*
               23.4  Consent of Arnold & Porter (included in Exhibit 8.1)**
               23.5  Consent of Debevoise & Plimpton (included in Exhibit 8.2)**
               99.1  Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (included as
                     Appendix B to Proxy Statement/Prospectus)
               99.2  Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated*

  (b) No financial statement schedules are required to be filed herewith pursuant this Item.

  (c) The information required by this item can be found at Exhibit 99.1.
--------

  * Filed previously.

 ** Filed herewith.

                            ITEM 22. UNDERTAKINGS.

  (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated document by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (4) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

  (5) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, Missouri, on October 28, 1998.

                                          MONSANTO COMPANY

                                             /s/ Robert B. Shapiro
                                          By: _________________________________
                                             Robert B. Shapiro
                                             Chairman and Chief Executive
                                              Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
                 *                   Chairman, Chief Executive      October 28, 1998
____________________________________  Officer and Director
         Robert B. Shapiro            (Principal Executive
                                      Officer)

                 *                   Senior Vice President          October 28, 1998
____________________________________  (Principal Financial
         Gary L. Crittenden           Officer)

                 *                   Vice President and             October 28, 1998
____________________________________  Controller (Principal
          Michael R. Hogan            Accounting Officer)

                 *                   Director                       October 28, 1998
____________________________________
         Robert M. Heyssel

                 *                   Director                       October 28, 1998
____________________________________
           Michael Kantor

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
                 *                   Director                       October 28, 1998
____________________________________
         Gwendolyn S. King

                 *                   Director                       October 28, 1998
____________________________________
            Philip Leder

                 *                   Director                       October 28, 1998
____________________________________
        Jacobus F. M. Peters

                 *                   Director                       October 28, 1998
____________________________________
            John S. Reed

                 *                   Director                       October 28, 1998
____________________________________
           John E. Robson

                 *                   Director                       October 28, 1998
____________________________________
       William D. Ruckelshaus


*By: /s/ Sonya M. Davis,
     Attorney-in-Fact pursuant
     to Powers of Attorney
     previously filed